Exhibit 2.1
Note: Redacted portions have been marked with [**]. The redacted portions are subject to a request for confidential treatment that has been filed with the
Securities and Exchange Commission
AGREEMENT AND PLAN OF MERGER
among
BIOVEX GROUP, INC.,
BIOVEX LIMITED,
AMGEN INC.,
ANDROMEDA ACQUISITION CORP.
and
FORBION 1 MANAGEMENT B.V.
as the Stockholders’ Agent
Dated as of January 24, 2011

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS; INTERPRETATION

1.1.	Definitions	3
1.2.	Additional Definitions	23

ARTICLE II
THE MERGER

2.1.	The Merger	28
2.2.	Closing	28
2.3.	Effective Time	28
2.4.	The Certificate of Incorporation	28
2.5.	The By-Laws	29
2.6.	Directors	29
2.7.	Other Transactions	29

ARTICLE III
CLOSING DELIVERIES AND ACTIONS

3.1.	Deliveries and Actions by the Company at the Closing	30
3.2.	Deliveries and Actions by Parent at the Closing	30
3.3.	Deliveries and Actions by the Stockholders’ Agent at the Closing	31

ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE PROCEDURES

4.1.	Effect of Merger on Capital Stock of the Company	31
4.2.	Exchange of Certificates	39
4.3.	Treatment of Stock Plans	44
4.4.	Treatment of Company Warrants	45
4.5.	Consideration Allocation Schedule	47
4.6.	No Transfers; No Conversions or Exchanges	49
4.7.	Merger Consideration Satisfied by Merger Loan Notes	49
4.8.	No Interest	51
4.9.	Rounding	51

ARTICLE V
CONSIDERATION ADJUSTMENT

5.1.	Adjusted Closing Consideration	51
5.2.	Post-Closing Consideration Adjustment	51

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

6.1.	Representations and Warranties of the Company	54
6.2.	Representations and Warranties of Parent	96

-i-

-ii-

[**]

-iii-

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of January 24, 2011, by and among BioVex Group, Inc., a Delaware corporation (the “Company”), BioVex Limited, a private limited company organized under the laws of England and Wales and a subsidiary of the Company (“UK Sub”), Amgen Inc., a Delaware corporation (“Parent”), Andromeda Acquisition Corp., a Delaware corporation and a subsidiary of Parent (“Merger Sub”) and Forbion 1 Management B.V., in its capacity as Stockholders’ Agent hereunder (the “Stockholders’ Agent”).
RECITALS
WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement, and the other Transactions, and have approved and declared advisable this Agreement;
WHEREAS, the Company owns all of the issued and outstanding Ordinary A shares, par value GBP 10.00 per share, of UK Sub (the “Ordinary A Shares”);
WHEREAS, (a) the Persons set forth on Schedule 1 hereto (the “Ordinary B Shareholders”) collectively own all of the issued and outstanding Ordinary B shares, par value GBP 10.00 per share, of UK Sub (the “Ordinary B Shares”); (b) the Persons on Schedule 1 hereto (the “Loan Note Holders”) hold all the convertible loan notes issued by UK Sub in the principal amounts set forth opposite their respective names on Schedule 1 hereto, (the “Loan Notes”); and (c) such Ordinary B Shareholders and Loan Note Holders, consequently, collectively own all of the issued and outstanding Ordinary B Shares and Loan Notes and, collectively with the Company, own all of the issued and outstanding share capital of UK Sub;
WHEREAS, on the date hereof, immediately following the execution of this Agreement, Parent, the Company, UK Sub and certain holders of Company Capital Stock, including holders of Company Preferred Stock, constituting at least the Required Stockholder Vote (the “Company Voting Stockholders”) and all Ordinary B Shareholders and Loan Note Holders are expected to execute a Support Agreement in the form attached hereto as Annex A (the “Support Agreement”) under which such Company Voting Stockholders are expected to execute on the date hereof, immediately following the execution of this Agreement, a written consent with respect to all shares of Company Capital Stock held or to be held by such holder, and together with Loan Note Holders, after the conversion of the Loan Notes to Series G Preferred Stock, adopting and approving this Agreement, the Ancillary Agreements, the Merger and all of the other Transactions, and as a result, the Required Stockholder Vote will have been obtained;

WHEREAS, immediately prior to the Effective Time, (a) the Company will irrevocably exercise, effective as of immediately prior to the Effective Time, its call option over each outstanding Ordinary B Share in exchange for GBP 0.10 pursuant to the Exchange Agreement and, as a result, the Ordinary B Shareholders will not be entitled to any consideration in the Merger as a result of their previous holdings of Ordinary B Shares; (b) UK Sub and the Company will irrevocably effect, immediately prior to the Effective Time, the conversion of the Loan Notes to Ordinary C Shares with issuance by UK Sub of such Ordinary C Shares to the Company and the issuance of shares of Series G Preferred Stock by the Company to the Loan Note Holders pursuant to the Loan Note Instruments, the Exchange Agreement and the Letter of Instruction (such conversion and issuance, the “UK Sub Conversion”) and, as a result, the Loan Note Holders will participate in the Merger as holders of Series G Preferred Stock and, in their capacity as Loan Note Holders, shall not be entitled to any additional consideration; and (c) the Company and UK Sub, together with the other parties thereto, irrevocably agree to terminate, effective as of the Closing Date, (i) the Exchange Agreement, (ii) the Stockholders’ Agreement, (iii) the Warrant Agreements and (iv) the UK Sub Subscription Agreements. Immediately upon the Effective Time, the Company will directly own one hundred percent (100%) of the allotted, issued and outstanding share capital of UK Sub;
WHEREAS, at or prior to, and conditional upon the occurrence of, the Closing, Parent and the Stockholders’ Agent will enter into an escrow agreement, substantially in the form attached hereto as Annex B (the “Escrow Agreement”), with the escrow agent identified therein (“Escrow Agent”), pursuant to which, among other things, following the Closing, Escrow Agent will hold the Total Escrowed Cash, subject to the terms of this Agreement and the Escrow Agreement;
WHEREAS, as a condition to, and inducement of Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, Parent, Merger Sub and/or the Company, as applicable, are entering into with those individuals listed on Exhibit A (each, a “Key Employee”) (a) new employment agreements and/or offer letters, (b) proprietary information and inventions agreements, (c) mutual agreements to arbitrate claims (to be executed by US employees only), (d) covenants not to compete and (e) such other matters as are specified therein (each of the foregoing, a “New Employment Agreement”), that will, in each case, become effective at the Effective Time; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
Definitions; Interpretation
1.1. Definitions. For purposes of this Agreement, the following items shall have the following meanings:
“$[**] EU Net Sales Milestone” means, from and after the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union pursuant to a Limited Marketing Approval, the first calendar year to occur in which Net Sales of OncoVEXGM-CSF in the European Union in that single calendar year exceeded [**] ($[**]).
“$[**] EU Net Sales Milestone” means, from and after the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union pursuant to a Limited Marketing Approval, the first calendar year to occur in which Net Sales of OncoVEXGM-CSF in the European Union in that single calendar year exceeded [**] ($[**]).
“$[**] US Net Sales Milestone” means, from and after the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States pursuant to a Limited Marketing Approval, the first calendar year to occur in which Net Sales of OncoVEXGM-CSF in the United States in that single calendar year exceeded [**] ($[**]).
“$[**] US Net Sales Milestone” means, from and after the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States pursuant to a Limited Marketing Approval, the first calendar year to occur in which Net Sales of OncoVEXGM-CSF in the United States in that single calendar year exceeded [**] ($[**]).
“ACA” means the Patient Protection and Affordable Care Act (ACA), Public Law 111-148 (124 Stat. 119 (2010)), as amended by section 1404 of the Health Care and Education Reconciliation Act of 2010 (HCERA), Public Law 111-152 (124 Stat. 1029 (2010)).
“Accrual Cut-Off Date” means 11:59 p.m. New York Time on January 31, 2011, which notwithstanding any other provision contained in this Agreement, any Ancillary Agreement, the Loan Note Instruments, the Loan Notes, the Exchange Agreement, the Stockholders’ Agreement, the Articles of Association of UK Sub, the Certificate of Incorporation or any other Contract or document will be the date and time through which the Accruing Dividends (as such term is defined in the Certificate of Incorporation) will be deemed to have accrued and thereafter cease to be accruing for purposes of calculating the Series G Per Share Liquidation Preference Amount or for any other purpose.
“Adjusted Closing Consideration” means the Up-Front Payment, as adjusted pursuant to Section 5.1(b).
“Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.
“Alternate Transaction” means (a) any transaction or series of related transactions involving a direct or indirect acquisition, merger, consolidation, sale, transfer, lease or license involving (i) any material properties, IP Rights or other Assets of the Company (or, following the Effective Time, the Surviving Corporation) or any of its Subsidiaries, including but not limited to OncoVEXGM-CSF and any rights or Assets relating thereto, (ii) any economic or other rights involving any of the foregoing or other consequences of ownership thereof, or (iii) any prospective or potential economic or other rights, revenues, profits and businesses of the Company (or, following the Effective Time, the Surviving Corporation) or any of its Subsidiaries, (b) any transaction or series of related transactions involving a direct or indirect issuance, sale or transfer of any interests in the Company (or, following the Effective Time, the Surviving Corporation) or any of its Subsidiaries (or any economic, voting or other rights or interests therein or attaching thereto or other consequences of ownership thereof) (other than in connection with any exercise, at or prior to the Effective Time, of Company Options or Company Warrants), (c) any solicitation, granting or execution and delivery of proxies or written consents or other action in opposition to or competition with the approval or consummation of this Agreement or the Transactions, (d) revocation of any proxy or consent granted pursuant to any Support Agreement, or (e) any direct or indirect similar transactions or series of related transactions involving the Company or any of its Subsidiaries, other than, in each case, any such transaction with Parent, Merger Sub or any of their respective Subsidiaries or controlled Affiliates pursuant to this Agreement.
“Alternate Transaction Proposal” means any direct or indirect inquiry, proposal or offer with, or from, any Person with respect to, or that is reasonably likely to lead to, an Alternate Transaction or a Frustrating Action.
“Ancillary Agreements” means, collectively, the Escrow Agreement and the Support Agreements.
“Assets” means all assets, both tangible and intangible, of every kind, nature and description.
“BLA” means a Biologics License Application as described in Title 21 of the U.S. Code of Federal Regulations, Part 601, et seq., that is Filed with the FDA in order to gain the FDA’s approval to commercialize a pharmaceutical product in the United States for the indications set forth in such Biologic License Application.
“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combination Product” means a formulation incorporating two or more therapeutically active ingredients, including OncoVEXGM-CSF and at least one that is not OncoVEXGM-CSF, as its main active ingredients (it being understood that drug delivery vehicles, adjuvants, and excipients shall not be deemed to be “therapeutically active ingredients”).
“Commercial Sale” means the commercial sale of OncoVEXGM-CSF in the United States or any country in the European Union, as applicable, by or on the behalf of Parent, Surviving Corporation, their respective Affiliates or sublicensees to third parties following receipt of marketing approval for OncoVEXGM-CSF in such country. For the avoidance of doubt, “Commercial Sale” shall exclude (a) sales of OncoVEXGM-CSF among Parent, the Surviving Corporation, their respective Subsidiaries, Affiliates and/or sublicensees, (b) any disposal of OncoVEXGM-CSF at no charge for, or use of OncoVEXGM-CSF without charge in, clinical or pre-clinical trials, given as free samples in commercially reasonable quantities, or distributed at no charge to patients unable to purchase such products or distributed pursuant to any Expanded Access Program and (c) any transaction of the type described in clauses (a) or (b) of the definition of Alternate Transaction (provided, that, for the avoidance of doubt, any subsequent commercial sale of OncoVEXGM-CSF in the United States or the European Union, as applicable, by or on behalf of any such acquiring Person or its Affiliates or sublicensees to third parties following receipt of marketing approval for OncoVEXGM-CSF in such country shall qualify as a “Commercial Sale” hereunder).
“Company Capital Stock” means all shares of Company Common Stock and Company Preferred Stock.
“Company Closing Certificate” means a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company certifying (a) as to the matters set forth in Sections 8.2 and 8.2(b) of this Agreement, (b) that the statement of Estimated Closing Net Cash delivered to Parent pursuant to Section 5.1(a) was prepared in good faith and in accordance with this Agreement, and (c) that the Consideration Allocation Schedule, in the form of Exhibit B and as updated in accordance with Sections 5.1(a) and 7.17, has been prepared in good faith and in accordance with this Agreement and is a true, accurate and complete representation of the matters specified therein.
“Company Fundamental Reps” means the representations and warranties set forth in Section 6.1(a) (Organization, Good Standing and Qualification), 6.1(b)

(Capital Structure), 6.1(c) (Corporate Authority and Approval), 6.1(d)(ii) (No Violations) and 6.1(y) (Brokers and Finders).
“Company IP” means all worldwide IP Rights that are (a) owned by the Company or its Subsidiaries or (b) to which the Company or its Subsidiaries have exclusive rights under any IP Contract as defined hereunder.
“Company Material Adverse Effect” means any state of facts, circumstance, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate: (a) has prevented, materially delayed or materially impaired, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company or its Subsidiaries to consummate any of the Transactions or otherwise has prevented or would reasonably expected to prevent the performance by the Company or its Subsidiaries of any of its respective material obligations under this Agreement and the Ancillary Agreements; (b) materially and adversely has affected or would reasonably be expected to affect the financial condition, properties, Assets, Liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole and/or (c) has resulted in or would reasonably be expected to result in, a material and adverse effect on the supplies of OncoVEXGM-CSF, including viral seed stock for OncoVEXGM-CSF, or the failure of OncoVEXGM-CSF to receive regulatory approval for the Commercial Sale of OncoVEXGM-CSF in the United States and/or the European Union based primarily on the OPTiM Pivotal Trial in Melanoma; provided, however, that Company Material Adverse Effect shall not include any effects to the extent arising out of, resulting from or relating to: (i) changes in the national or world economy or national or foreign financial credit or securities markets as a whole; (ii) changes in the biopharmaceutical industry generally; (iii) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions, in each case, directly involving the United States or the United Kingdom; (iv) any change in the generally accepted accounting principles or interpretation or application thereof; (v) any adverse change or effect directly arising out of the announcement or consummation of the Transactions contemplated by this Agreement; (vi) any development with respect to any product or product candidate of any third party; (vii) the continued incurrence of expenses by the Company in the ordinary course of business consistent with past practices; and (viii) changes in law, rule or regulations or the interpretation thereof; provided, further, with respect to clauses (i) through (iv) and (viii), such change, effect, circumstance or development does not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the biopharmaceutical industry.
“Company Preferred Stock” means all shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series G Preferred Stock, Series G-1 Preferred Stock and Series M Preferred Stock.

“Company Products” means all “drugs” and “devices” as those terms are defined in the FDCA, including all biological, pharmaceutical and drug candidates, compounds or products and any antibody or other therapeutic agent directed at a specific antigen or other target or in any therapeutic area that is being researched, tested, manufactured, distributed or developed by the Company or any of its Subsidiaries, including OncoVEXGM-CSF, OncoVEX GALV and ImmunoVEXHSV2.
“Contingent Payments” means each of the BLA Filing Milestone Payment, the US Initial Sale Milestone Payment, the $[**] Early US Net Sales Milestone Payment, the $[**] Late US Net Sales Milestone Payment, the $[**] Early US Net Sales Milestone Payment, the $[**] Late US Net Sales Milestone Payment, the EU Initial Sale Milestone Payment, the $[**] Early EU Net Sales Milestone Payment, the $[**] Late EU Net Sales Milestone, the $[**] Early EU Net Sales Milestone Payment, the $[**] Late EU Net Sales Milestone Payment, the $[**] Net Sales Milestone Payment, the $[**] Net Sales Milestone Payment and the $[**] Net Sales Milestone Payment, as set forth in Section 10.1.
“Contingent Payments Adjustment Outstanding Reserve” means the aggregate amount of any Contingent Payments Adjustment Reserves that remains subject to dispute and does not already constitute a Contingent Payments Irrevocable Adjustment.
“Contingent Payments Irrevocable Adjustments” means, collectively, the aggregate amounts of any outstanding Contingent Payments Adjustment In the Event of Failure to Dispute, Contingent Payments Dispute Costs Adjustment, Contingent Payments Final Judgment Adjustment, Contingent Payments Negotiated Resolution Adjustment, Contingent Payments Settled Adjustment and Contingent Payments Undisputed Adjustment.
“Copyrights” means published and unpublished works of authorship, whether copyrightable or not, including, without limitation, lab notebooks and records, databases and other compilations of information, computer and electronic data processing programs, operating programs and software, both source code and object code, and mask works, and all applications therefor, and all renewals, extensions, restorations and reversions thereof.
“Credit Agreements” means: (a) Leasehold Mortgage and Security Agreement, dated June 29, 2006, by and between US Sub and Massachusetts Development Finance Agency; (b) Loan and Security Agreement, dated as of December 22, 2010, among Oxford Finance Corporation, the Lenders listed on Schedule 1.1 thereto, the Company, UK Sub and US Sub; and (c) Agreement for the Sale and Purchase of Equipment by and among Kreos Capital II Limited, Kreos Capital II (UK) Limited, UK Sub and the Company, dated as of June 16, 2010 (which, for the avoidance of doubt, shall include the English Master Sub-Lease, dated August 25, 2006, between Venture Leasing (UK) Annex Limited and UK Sub).
“Current Assets” means, without duplication, the sum of line items set forth under the heading “Current Assets” in the Form of Net Cash Statement, as determined in accordance with the Accounting Policies and the Preparation Guidelines.
“Current Liabilities” means, without duplication, the sum of line items set forth under the heading “Current Liabilities” in the Form of Net Cash Statement, as determined in accordance with the Accounting Policies and the Preparation Guidelines; provided, however, that (a) Current Liabilities shall not include (i) liabilities with respect to any payments required to be made by the Company pursuant to or in connection with the MIP except for any amount that exceeds $[**] in the aggregate or (ii) any Debt (including the current portion of long term Debt) and (b) any United Kingdom employer national insurance contributions payable by UK Sub on or in respect of the Company Option Closing Payments or Closing Common Share Payment shall be treated as a Current Liability.
“Debt” means an amount equal to the sum of (a) the items set forth in clauses (a) through (e) of the definition of Indebtedness, in each case of the Company and its Subsidiaries on a consolidated basis, and (b) the Specified Transaction Expenses not actually paid by the Company or its Subsidiaries on or prior to the Closing or otherwise reflected as a Current Liability for purposes of the Net Cash. For the avoidance of doubt, the Debt shall in no event be less than the Existing Debt Payoff Amounts. Section 1.1-A of the Company Disclosure Letter, solely for illustration and not for any other purposes, sets forth an estimate of Debt as of January 31, 2011.
“D&O Indemnified Liabilities” means, with respect to any Person, any Losses, whether asserted or claimed prior to, at or after the Closing, including all Losses based on, arising out of or pertaining to, this Agreement, the Ancillary Agreements or the Transactions, based on or arising out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or by reason of anything done or not done by such Person in any such capacity, but, in no event, pertaining to any act or omission following the Closing.
“EMA” means the European Medicines Agency of the European Union, or any successor entity thereto performing similar functions.
“Environmental Law” means any federal, state, local or foreign statute, law, regulation, common law, order, decree, permit, authorization or requirement of any Governmental Entity relating to: (a) the protection, investigation or restoration, of the environment, employee health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
“Exchange Agreement” means the Shareholders’ and Exchange Agreement, dated November 5, 2009, as amended by a Deed of Amendment and Adherence, dated June 8, 2010, between the Company, the Ordinary B Shareholders, the Loan Note Holders and UK Sub.
“Exclusivity Agreement” means the Exclusivity Agreement, dated December 15, 2010 between Parent, the Company, UK Sub, US Sub and the shareholders of the Company listed on the signature pages thereto.
“Expanded Access Program” means the ability to make available an investigational drug to patients prior to marketing approval of the investigational drug in a given region, as described in Title 21, Sec. 312.300 et seq. of the C.F.R. for the United States, Article 83 of Regulation (EC) No. 726/2004 for the European Union and similar regulatory mechanisms in the individual member states, and similar foreign regulatory mechanisms of other Governmental Entities.
[**].
“FDA” means the United States Food and Drug Administration, or any successor entity thereto performing similar functions.
“FDCA” means the United States Federal Food, Drug and Cosmetic Act of 1938, as amended.
“Federal Health Care Program” has the meaning assigned to such term in Section 1128B(f) of the United States Federal Social Security Act, as amended.
“Filing” means, with respect to a BLA, the date of receipt by the filing Person of written notice of acceptance from the FDA of the BLA for substantive review.
“Final Consideration” means an amount equal to the Up-Front Payment adjusted as follows: if (a) the Final Closing Net Cash is greater than the Reference Amount, plus the amount of such excess, or (b) the Final Closing Net Cash is less than the Reference Amount, minus the amount of such shortfall.
“Former Optionholder” means those Persons who held outstanding Company Options immediately prior to the Effective Time.
“Former Securityholder” means Former Stockholders and those Persons who held outstanding Company Warrants and Company Options, in each case, immediately prior to the Effective Time.

“Former Stockholder” means those Persons who held shares of outstanding Company Capital Stock immediately prior to the Effective Time (other than any holder of outstanding Company Warrants and Company Options immediately prior to the Effective Time). For the avoidance of doubt, the Former Stockholders shall include all Loan Note Holders after the UK Sub Conversion.
“Frustrating Action” means any action, agreement, commitment, undertaking or other arrangement or understanding that would reasonably be expected to (a) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company or UK Sub under this Agreement or any Ancillary Agreement, (b) compete with, impede or interfere with or discourage this Agreement, any Ancillary Agreement or any of the Transactions, or (c) result in (i) any of the conditions to the consummation of the Transactions not being fulfilled on time or otherwise or (ii) this Agreement, any Ancillary Agreement or any of the Transactions being terminated or abandoned.
“Full Marketing Approval” means receipt of marketing approval for OncoVEXGM-CSF for [**] in [**] or [**], as the case may be, for patients that [**]; provided, however, that “Full Marketing Approval” shall not include any marketing approval that does not include a labeled indication permitting the Commercial Sale of OncoVEXGM-CSF for [**].
“GAAP” means the then current generally accepted accounting principles in the United States as established by the Financial Accounting Standards Board or any successor entity or other entity generally recognized as having the right to establish such principles in the United States, in each case consistently applied and recognized by the SEC as generally accepted and authorized.
“Gross Selling Price” means the gross price at which an active ingredient is sold to a Third Party, before the deductions described in clauses (a)-(g) of the definition of Net Sales.
“Hazardous Substance” means any substance that is: (a) listed, classified or regulated pursuant to any Environmental Law because of harmful properties or hazardous characteristics; and (b) any petroleum product or byproduct, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, mold, bio-hazard, medical waste, radioactive material or radon.
“IFRS” means the then current International Financial Reporting Standards as issued by the International Accounting Standards Board.
“ImmunoVEXHSV2” has the meaning set forth on Exhibit D.
“Indebtedness” of any Person means: (a) the principal, accreted value, accrued and unpaid interest and any prepayment and redemption premiums or penalties and unpaid fees or expenses in respect of all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital (including any other costs and fees incurred with prepaying or redeeming any such Liabilities and any related hedging arrangements); (b) all Liabilities of such Person for the deferred purchase price of property or services, which are, and to the extent, required to be classified and accounted for under GAAP as Liabilities; (c) all Liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (d) all obligations under hedging or swap transactions, including interest rate and currency transactions (valued at the fair market value thereof determined in accordance with GAAP and past practice of the Company); and (e) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), (c) or (d) above to the extent of the obligation secured, and all Liabilities as obligor, guarantor or otherwise, to the extent of the obligation secured.
“Indemnity Escrow Account” means the account to be created pursuant to the Escrow Agreement in order to secure the Former Securityholders’ and MIP Participants’ obligations pursuant to Sections 7.10 and 10.2(b).
“Indemnity Escrowed Cash” means an amount equal to $[**], less the MIP Escrowed Cash, to be deposited by Parent into the Indemnity Escrow Account at Closing pursuant to the terms of this Agreement and the Escrow Agreement.
“Independent Accountant” means an internationally recognized independent certified public accounting firm that is not the auditor for any of the Company, Parent or their respective Affiliates as mutually agreed upon by the parties.
“IP Contract” means any agreement concerning IP Rights to which the Company or its Subsidiaries are a party, including, without limitation: (a) agreements granting or obligating a Person to grant the Company and its Subsidiaries a license or any other right or immunity under any IP Rights owned or held by any Person; (b) agreements under which the Company or any of its Subsidiaries has granted or is obligated to grant a license or any other right or immunity under any Company IP (or a sublicense under any IP Right of a third Person) to any other Person; (c) non-assertion agreements; (d) settlement agreements; (e) consortium, standards body, and patent pool agreements; (f) trademark coexistence agreements; and (g) trademark consent agreements; including all amendments, supplements or modifications thereto but excluding licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company or any of its Subsidiaries.

“IP Rights” means all worldwide Copyrights, Patent Rights, Trademark Rights, Trade Secrets, copyrightable works, whether registered or not, inventions and discoveries, whether patentable or not, and other intellectual property, industrial or other proprietary rights, along with the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Laws of any jurisdiction worldwide.
“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines, and all other computer or information technology equipment.
“ITEPA” means the United Kingdom Income Tax (Earnings and Pensions) Act 2003.
“Knowledge” or any similar phrase means the actual knowledge of the individuals named in Section 1.1(a) of the Company Disclosure Letter.
“Letter of Instruction” means a letter in a form reasonably satisfactory to Parent to be executed between the Company, the Loan Note Holders and UK Sub, pursuant to which: (a) the Loan Note Holders instruct UK Sub that upon conversion of the Loan Notes, UK Sub issue the Ordinary C Shares to the Company; and (b) UK Sub instructs the Company to issue the shares of Series G Preferred Stock to the Loan Note Holders.
“Liability” means any and all Indebtedness, losses, claims, charges, demands, actions, damages, obligations, payments, costs and expenses, sums of money, bonds, indemnities and similar obligations, covenants, contracts, controversies, omissions, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether due or to become due, fixed, contingent or absolute, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising, including those arising under any Law, principles of common law (including out of any contract or tort based on negligence or strict liability), action, threatened or contemplated action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such actions or threatened or contemplated actions), order or consent decree of any Governmental Entity or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, whether or not the same would be required by GAAP to be recorded or reflected in financial statements or disclosed in the notes thereto.
“LIBOR” means the twelve (12) month London Interbank Offered Rate with respect to deposits in U.S. dollars as of 11 a.m., London time on the day that is three

(3) business days preceding the relevant date of payment, as published by The Wall Street Journal.
“Liens” means any lien, charge, pledge, security interest, claim or other encumbrance, whether arising by operation of Law, Contract or otherwise.
“Limited Marketing Approval” means receipt of marketing approval for OncoVEXGM-CSF for [**] in [**] or [**], as the case may be, for (1) a labelled indication that does not permit the Commercial Sale of OncoVEXGM-CSF for [**], and/or (2) a more limited patient population than [**].
“Loan Note Instruments” means (i) the Instrument creating up to $3,500,000 Convertible Loan Notes of UK Sub, dated February 16, 2009, as amended by the Deed of Amendment, dated November 5, 2009, (ii) the Instrument creating up to $5,000,000 Convertible Loan Notes of UK Sub, dated March 30, 2009, as amended by the Deed of Amendment, dated November 5, 2009, (iii) the Instrument creating up to $10,527,777.80 Convertible Loan Notes of UK Sub, dated November 5, 2009, and (iv) the Instrument creating up to $3,379,157.04 Convertible Loan Notes of UK Sub, dated June 8, 2010.
“Loan Notes” means the convertible loan notes of UK Sub constituted by the Loan Note Instruments and issued pursuant to the UK Sub Subscription Agreements, convertible by their terms to Ordinary C Shares.
“Losses” means any and all claims, liabilities, awards, assessments, settlements, penalties, fines, judgments, losses, costs (including attorneys’ fees and expenses, and experts’ and consultants’ fees and expenses), charges and expenses, but excluding any loss of goodwill and any other indirect or consequential losses or punitive damages (other than such loss or other indirect punitive damages incurred by third parties).
“Material IP Contract” means the material IP Contracts set forth in Section 6.1(p)(ii)(A) of the Company Disclosure Letter.
“Merger Consideration” means the amounts payable pursuant to Section 4.1.
“Merger Loan Notes” means non-interest bearing non-transferrable loan notes of Parent constituted by way of a loan note instrument to be entered into by Parent on or prior to the Effective Time in such registered form and substance as determined solely by Parent, provided that such loan notes shall be in a form intended to meet the requirements of section 138A Taxation of Chargeable Gains Act 1992.
“Milestones” means collectively, all the milestones set forth in Section 10.1(a).

“MIP” means the Second Amended and Restated Management Incentive Plan of the Company, attached hereto as Exhibit C.
“MIP Escrowed Cash” means an aggregate amount equal to $[**] (representing [**]% of the aggregate MIP Gross Payout), to be deposited by Parent into the Indemnity Escrow Account at Closing pursuant to the terms of this Agreement, the MIP and the Escrow Agreement.
“MIP Gross Payout” means an aggregate amount equal to $[**] which, subject to the terms and conditions set forth in the MIP, is required to be paid by the Company pursuant to the MIP.
“MIP Gross Upfront Payout” means the aggregate amount of the “Closing Payments” (as defined in the MIP) required to be paid by the Company pursuant to the MIP.
“MIP Net Upfront Payout” means an amount equal to the aggregate MIP Gross Upfront Payout, less an amount equal to the aggregate MIP Escrowed Cash.
“MIP Participants” means those persons entitled to the respective portions of the MIP Gross Payout set out on Schedule A to the MIP.
“Net Cash” means an amount equal to (a) the consolidated Current Assets of the Company and the Subsidiaries of the Company, minus (b) the consolidated Current Liabilities of the Company and the Subsidiaries of the Company, minus (c) the Debt; provided, however, that (i) Net Cash shall not be reduced for any payments required to be made by the Company pursuant to or in connection with the MIP except for any amount that exceeds $[**] in the aggregate and (ii) Net Cash shall not be increased for any cash received by the Company from holders of the Company Warrants exercising their Company Warrants or from holders of the Company Options exercising their Company Options. Section 1.1-B of the Company Disclosure Letter, solely for illustration and not for any other purposes, sets forth an estimate of Net Cash as of January 31, 2011.
“Net Sales” means, with respect to a given period, the gross invoiced sales price for a Product sold by or on behalf of Parent, the Surviving Corporation, their respective Affiliates or sublicensees to Third Parties during such period less the total of the following charges or expenses, as determined in accordance with GAAP or the equivalent accounting standard used by Parent from time to time:
(a) Trade, cash, prompt payment and quantity discounts including promotional, service or similar discounts;
(b) Returns, allowances, rebates, chargebacks and fees or payments to government agencies, including any amounts imposed or due under section 9008 of ACA;

(c) Retroactive price reductions;
(d) Fees paid to distributors or wholesalers (in each case, who do not engage in marketing or promotion of Products), or to group purchasing organizations and managed care entities or similar types of organizations;
(e) Credits and allowances for product replacement, whether cash or trade;
(f) The standard inventory cost (actual acquisition cost) of devices used for dispensing or administering the Product which are shipped with the Product and included in the gross invoiced sales price;
(g) Sales taxes (such as VAT or its equivalent) and excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities and any other governmental charges imposed upon the sale of such Product to Third Parties (other than taxes based on income); and
(h) [**] for bad debts, freight or other transportation charges, insurance charges and additional special packaging;
in the case of each charge or expense above, solely to the extent related to a Product. Notwithstanding the foregoing, sales of Product among the Surviving Corporation, its Affiliates and sublicensees shall not be included within Net Sales; but the resale of such Product to Third Parties for commercial use shall be included in Net Sales. In calculating Net Sales:
(i) Free Products. Any disposal of a Product at no charge for, or use of a Product without charge in, clinical or pre-clinical trials, given as free samples in commercially reasonable quantities, or distributed at no charge to patients unable to purchase the same or distributed at no charge pursuant to an Expanded Access Program shall not be included in Net Sales.
(ii) Combination Products. In the event a Product is sold which is a Combination Product, then Net Sales with respect to such Combination Product shall be calculated by multiplying the Net Sales (as described above, including deduction of the amounts described in clauses (a)-(g) above) of the applicable Combination Product by the fraction A over the sum of A and B, in which: (x) “A” is the Gross Selling Price of a Product containing as therapeutically active ingredients only the OncoVEXGM-CSF contained in such Combination Product (in the same doses and dosage form) when such Product is sold in substantial quantities during the applicable accounting period; and (y) “B” is the Gross Selling Price of a product that does not contain any OncoVEXGM-CSF and which contains as therapeutically active ingredients all of (and only) the other therapeutically active ingredients (other than OncoVEXGM-CSF) that are contained in such Combination Product (in the same doses and dosage form) when such product is sold separately in substantial quantities during the applicable accounting period. All Gross Selling Prices of the applicable Product and other product used in determining A and B above shall be calculated as the average Gross Selling Price of such Product and other product during the applicable accounting period for which the Net Sales are being calculated. In the event that substantial quantities of the applicable Product used to determine A or the other product used to determine B for a given Combination Product are not made during the applicable accounting period, or if the Gross Selling Price for such Product used to determine A or other product used to determine B cannot be determined for a given accounting period, Net Sales with respect to such Combination Product shall be determined by the parties in good faith, using values of A and B where A is equal to the relative value, to the end-user, of all OncoVEXGM-CSF contained in the applicable Combination Product, and B is equal to the relative value, to the end-user, of all the other therapeutically active ingredients included in the applicable Combination Product without OncoVEXGM-CSF.
“New Issuance Cost” means all fees, expenses or cost incurred by Parent or its Subsidiaries and Affiliates in connection with the issuance and ongoing administration of Merger Loan Notes pursuant to Section 4.7.
“OncoVEX GALV-CD” has the meaning set forth on Exhibit D.
“OncoVEXGM-CSF” has the meaning set forth on Exhibit D.
“OPTiM Pivotal Trial in Melanoma” means OPTiM (OncoVEX Pivotal Trial in Melanoma), the Company’s pivotal Phase III trial being performed under a Special Protocol Assessment granted by the FDA in April 2008, which is a randomized, open label clinical study of OncoVEXGM-CSF in patients with melanoma in comparison to a “control arm” of subcutaneously administered GM-CSF.
“Ordinary C Shares” means Ordinary C shares, par value GBP 10.00 per share, of UK Sub.
[**].
“Parent Closing Certificate” means a certificate of an executive officer of Parent certifying as to the matters set forth in Sections 8.3(a) and 8.3(b) of this Agreement.
“Parent Fundamental Reps” means the representations and warranties set forth in Sections 6.2(a), (b) and (d).
“Parent Indemnified Party” means Parent, Merger Sub and their Affiliates, and, following the Closing, the Surviving Corporation and its Subsidiaries and Affiliates, together with, in each case, their respective successors and permitted assigns.

“Parent Material Adverse Effect” means any state of facts, circumstance, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate has prevented, materially delayed or materially impaired or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate any of the Transactions or otherwise has prevented or would reasonably be expected to prevent the performance by Parent or Merger Sub of any of its respective material obligations under this Agreement and the Ancillary Agreements; provided, however, that Parent Material Adverse Effect shall not include any effects to the extent arising out of, resulting from or relating to: (i) changes in the national or world economy or national or foreign financial credit or securities markets as a whole; (ii) changes in the biopharmaceutical industry generally; (iii) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions, in each case, directly involving the United States and/or its territories or the United Kingdom; (iv) any change in the generally accepted accounting principles or interpretation or application thereof; (v) any adverse change or effect directly arising out of announcement or consummation of the Transactions contemplated by this Agreement; and (vi) changes in law, rule or regulations or the interpretation thereof; provided, further, with respect to clauses (i) through (vi), such change, effect, circumstance or development does not disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, relative to other participants in the biopharmaceutical industry.
“Patent Rights” means inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents (including utility and design patents, industrial designs and utility models), registrations and applications therefor in any country (and abandoned patents and patent applications provided that they can be revived), including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, supplemental protection certificates, re-examinations and reissues.
“Permitted Liens” means (a) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable, to the extent reserved on the Audited Consolidated Financial Statements or reflected in the Net Cash; (b) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of the related Assets or properties or materially impair the use thereof in the operation of such business; and (c) similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of the related Assets or properties or materially impair the use thereof in the operation of such business.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust,

association, organization, Governmental Entity, union, works council or other entity of any kind or nature.
“Personal Property Lease” means all Contracts for personal property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries (a) involving annual payments in excess of $[**] or (b) relating to equipment used in the research, test, clinical trial and development of OncoVEXGM-CSF.
“Pledge and Security Agreements” means (a) Leasehold Mortgage and Security Agreement, dated June 29, 2006, by and between US Sub and Massachusetts Development Finance Agency; (b) Negative Pledge, dated August 25, 2006, from UK Sub to European Venture Partners II Annex Limited and Venture Leasing (UK) Annex Limited; (c) Loan and Security Agreement, dated as of December 22, 2010, among Oxford Finance Corporation, the Lenders listed on Schedule 1.1 thereto, the Company, UK Sub and US Sub and (d) Intellectual Property Security Agreement, entered into as of the effective date thereof, among Oxford Finance Corporation, the Lenders listed on Schedule 1.1 to the Loan Agreement (as defined therein) and UK Sub.
“Post-Closing Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Final Consideration minus (b) the Adjusted Closing Consideration.
“Product” means any pharmaceutical product containing OncoVEXGM-CSF, alone or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation.
“Pro Rata Portion” means, with respect to any Former Securityholder, the fraction having: (a) a numerator equal to the sum of: (i) the aggregate number of shares of Company Common Stock into which all shares of Series G Preferred Stock, which for purposes hereof shall include all shares of Series G Preferred Stock underlying each Series G Warrant held (or deemed to be held) by such Former Securityholder immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (ii) the aggregate number of shares of Company Common Stock into which all shares of Series E Preferred Stock, which for purposes hereof shall include all shares of Series E Preferred Stock underlying each Series E Warrant, held (or deemed to be held) by such Former Securityholder immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (iii) the aggregate number of shares of Company Common Stock (regardless whether vested or unvested) issuable pursuant to all Company Options held by such Former Securityholder immediately prior to the Effective Time and (iv) all shares of Company Common Stock held by such Former Securityholder as of the Effective Time, excluding for purposes of the calculation (except to the extent expressly provided in this Agreement), in each case, for the avoidance of doubt, all dividend and interest entitlements and accruals thereto; and (b) a denominator equal to the Aggregate Participating Shares.
“Real Property Lease” means all Contracts for real property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries, which shall solely consist of the UK Leases and the US Lease.
“Reference Amount” means $[**].
“Registered” means issued or granted by, registered with, renewed by or is the subject of a pending application before any Governmental Entity or internet domain name registrar.
“Remaining Up-Front Payment” means an amount of cash equal to (a) the Adjusted Closing Consideration; minus (b) the sum of the Aggregate Series G Liquidation Preference, the Aggregate Series E Liquidation Preference, the Aggregate Series B, C and D Liquidation Preference and the Aggregate Series M Liquidation Preference.
“Representatives” means, with respect to any Person, the directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, manager, general partner, and agents and other representatives of such Person, in their capacity as such.
“SEC” means the U.S. Securities and Exchange Commission or any successor entity performing similar functions.
“Series A Preferred Stock” means shares of the Company’s Series A Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series B Preferred Stock” means shares of the Company’s Series B Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series C Preferred Stock” means shares of the Company’s Series C Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series D Preferred Stock” means shares of the Company’s Series D Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series E Preferred Stock” means shares of the Company’s Series E Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series G Preferred Stock” means shares of the Company’s Series G Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.

“Series G-1 Preferred Stock” means shares of the Company’s Series G-1 Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Series M Preferred Stock” means shares of the Company’s Series M Preferred Stock, par value $.0001 per share, as defined in the Certificate of Incorporation.
“Special Protocol Assessment” means an agreement between FDA and a sponsor, as described in Section 505(b)(5) of the FDCA and related FDA guidance documents, whereby FDA agrees that the design, endpoints, and planned analyses of a clinical trial is adequate to provide the necessary data to support a BLA Filing.
“Specified Transaction Expenses” means the sum of (a) all amounts in excess of the Specified Transaction Expenses Threshold the Company or any of its Subsidiaries paid, incurred, committed to pay or are otherwise obligated to pay since October 31, 2010, whether or not actually paid prior to, or payable at any time after, the Effective Time, to financial advisors, auditors, legal counsel, the Stockholders’ Agent (including, for the avoidance of doubt, the Stockholders’ Agent’s Fund) or other Representatives or any other Person in connection with the Transactions contemplated hereby and the process leading up to the execution and delivery of this Agreement and the consummation and implementation of the Transactions (including, for the avoidance of doubt, any Taxes, Transfer Taxes, costs, expenses or other amounts the Company or any of its Subsidiaries paid, incurred, committed to pay or are otherwise obligated to pay to, or on behalf of, any Person, whether by way of reimbursement, indemnification or otherwise); and (b) all Transaction Taxes.
“Specified Transaction Expenses Threshold” means the sum of the actual out-of-pocket reasonable fees and disbursements incurred and/or paid by the Company in connection with the Transactions to Wilmer Cutler Pickering Hale and Dorr LLP and PricewaterhouseCoopers (excluding, in each case, any special or contingency payments, bonuses and success fees), up to an aggregate amount not to exceed $[**].
“Stockholders’ Agreement” means the Third Amended and Restated Stockholders’ Agreement of the Company, dated as of November 5, 2009, by and among the Company and the parties listed in Exhibits A, B and C thereto, as amended by Amendment No. 1, dated as of June 8, 2010 and Amendment No. 2, dated as of January 13, 2011.
“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries. For purposes of this Agreement, when referencing the Company, “Subsidiary” shall include, without limitation, UK Sub and US Sub.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all United States federal, state, local or foreign (including the United Kingdom) taxes, charges, imposts, contributions, payments in lieu of taxes, and levies or other assessments or charges in the nature of taxes, including all income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, social security and other United States or foreign (including the United Kingdom) taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
“Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.
“Third Parties” means Persons other than Parent, the Surviving Corporation and their respective Affiliates.
“Total Escrowed Cash” means $[**].
“Trade Secrets” means confidential information, trade secrets and know-how, including invention disclosures, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists, product formulations, manufacturing processes and data, standard operating procedures, release assays, screening assays, and technology relating to the identification or treatment of diseases or disorders, and technologies relating to the research, development or manufacture of therapeutic compounds, diagnostic and medical devices.
“Trademark Rights” means all trademarks, service marks, brand names, certification marks, collective marks, geographical indications, d/b/a’s, internet domain names, logos, symbols, slogans, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing in any country, and all goodwill associated therewith and symbolized thereby, including all renewals of same.
“Transaction Taxes” means all employer matching contributions for social security, medicare and other unemployment Taxes (including any national insurance contributions and any UK employee or employer national insurance contributions) due as a result of the consummation of the Transactions, the aggregate amounts of which for each Former Securityholder is set forth on the Consideration Allocation Schedule.
“Transactions” means, collectively, the Merger and other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (excluding VAT) together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
“UK Accounts” means the audited accounts of UK Sub for the twelve month period ended on March 31, 2010.
“UK Leases” means the: (a) Lease Agreement dated April 26, 2007, among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and UK Sub, relating to Unit 69 Ground Floor and Unit 70 of the Business Development Centre in Milton Park, UK; and (b) Lease Agreement dated November 11, 2005, among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and UK Sub, relating to Unit 69CG of the Business Development Centre in Milton Park, UK.
“UK Sub Subscription Agreements” means: (a) the Subscription Agreement Relating to Convertible Loan Notes of UK Sub, dated February 16, 2009, among the parties set forth therein; (b) the Subscription Agreement Relating to Convertible Loan Notes of UK Sub, dated March 30, 2009, as amended by the Deed of Amendment, dated November 5, 2009, among the parties set forth therein; and (c) the Subscription Agreement Relating to Convertible Loan Notes of UK Sub, dated October 16, 2009, as amended by the Deed of Amendment and Restatement, dated June 8, 2010, among the parties set forth therein;
“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.
“United States” or “US” means the United States of America.
“Up-Front Payment” means an amount, in cash, equal to $425,000,000, less the MIP Gross Payout.
“US Lease” means the Commercial Lease Agreement, dated December 2, 2005, between Cummings Properties, LLC and US Sub, as amended by Lease Extension No. 1, dated April 16, 2010.
“US Sub” means BioVex, Inc., a wholly-owned Subsidiary of UK Sub.
“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and outside the European Union any Taxation levied by reference to added value or sales.
“Warrant Agreements” means each of the agreements set forth on Schedule 1.1 -C.

1.2. Additional Definitions. Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section
$[**] Net Sales Milestone Payment	10.1(a)(v)
$[**] Net Sales Milestone	10.1(a)(v)
$[**] Net Sales Milestone Payment	10.1(a)(vi)
$[**] Net Sales Milestone	10.1(a)(vi)
$[**] Early EU Net Sales Milestone	10.1(a)(iii)(A)
$[**] Early EU Net Sales Milestone Payment	10.1(a)(iii)(A)
$[**] Late EU Net Sales Milestone	10.1(a)(iii)(B)
$[**] Late EU Net Sales Milestone Payment	10.1(a)(iii)(B)
$[**] Early EU Net Sales Milestone	10.1(a)(iii)(C)
$[**] Early EU Net Sales Milestone Payment	10.1(a)(iii)(C)
$[**] Late EU Net Sales Milestone	10.1(a)(iii)(D)
$[**] Late EU Net Sales Milestone Payment	10.1(a)(iii)(D)
$[**] Early US Net Sales Milestone	10.1(a)(ii)(A)
$[**] Early US Net Sales Milestone Payment	10.1(a)(ii)(A)
$[**] Late US Net Sales Milestone	10.1(a)(ii)(B)
$[**] Late US Net Sales Milestone Payment	10.1(a)(ii)(B)
$[**] Early US Net Sales Milestone	10.1(a)(ii)(C)
$[**] Early US Net Sales Milestone Payment	10.1(a)(ii)(C)
$[**] Late US Net Sales Milestone	10.1(a(ii)(D)
$[**] Late US Net Sales Milestone Payment	10.1(a)(ii)(D)
$[**] Net Sales Milestone Payment	10.1(a)(iv)
$[**] Net Sales Milestone	10.1(a)(iv)
280G Stockholder Vote	7.7(f)
Accounting Policies	5.1(a)
Aggregate Closing Merger Payment	4.1(j)(A)
Aggregate Participating Shares	4.1(j)(B)
Aggregate Series B, C and D Liquidation Preference	4.1(j)(C)
Aggregate Series E Liquidation Preference	4.1(j)(D)
Aggregate Series G Liquidation Preference	4.1(j)(E)
Aggregate Series M Liquidation Preference	4.1(j)(F)
Agreement	Preamble
Applicable Requirement	7.4(a)
Audited Consolidated Financial Statements	6.1(e)
Auditor	10.1(b)(iv)(E)
Bankruptcy and Equity Exception	6.1(c)(i)
Basket Amount	10.2(b)(iii)
BLA Filing Milestone	10.1(a)(i)
BLA Filing Milestone Payment	10.1(a)(i)
Bribery Act	6.1(i)(ii)
By-Laws	2.5

Term	Section
C.F.R.	6.1(q)(ii)
Certificate	4.2(a)
Charter	2.4
Claim Investigation Period	11.3
Claim Notice	10.2(e)(i)
Closing	2.2
Closing Common Share Payment	4.1(f)
Closing Date	2.2
Closing Debt	5.2(a)(i)
Closing Net Cash	5.2(a)(i)
Closing Series B, C and D Per Share Payment	4.1(c)
Closing Series D Per Warrant Payment	4.4(a)(iii)
Closing Series E Per Share Payment	4.1(b)
Closing Series E Per Warrant Payment	4.4(a)(ii)
Closing Series G Per Share Payment	4.1(a)
Closing Series G Per Warrant Payment	4.4(a)(i)
Closing Series M Per Share Payment	4.1(d)
Closing Warrant Payment	4.4(e)(i)
CMC	6.1(r)(iii)
COBRA	6.1(h)(iii)
Commercial Sale Milestones	10.1(a)(vii)
Commercial Sublicense	10.1(d)
Common Per Share Contingent Payment Amount	4.1(f)(iii)
Common Per Share Indemnity Escrow Amount	4.1(f)(i)
Common Per Share Indemnity Escrow Payout Amount	4.1(f)(ii)
Common Stock Per Share Consideration	4.1(f)
Company	Preamble
Company Balance Sheet	6.1(e)
Company Benefit Plans	6.1(h)(i)
Company Common Stock	4.1
Company Disclosure Letter	6.1
Company Financial Statements	6.1(e)
Company International Benefit Plan	6.1(h)(ii)
Company Option	4.3(a)
Company Option Closing Payments	4.1(j)(G)
Company Permits	6.1(i)(i)
Company UK Benefit Plan	6.1(h)(xiii)
Company Voting Stockholders	Recitals
Company Warrants	6.1(b)(i)
Confidentiality Agreement	12.7
Consideration Allocation Schedule	4.5(a)
Contingent Payments Adjustment In the Event of Failure to Dispute	11.4(c)
Contingent Payments Adjustment Reserve	11.2(b)
Contingent Payments Dispute Costs Adjustment	11.5(b)

Term	Section
Contingent Payments Final Judgment Adjustment	11.5(c)
Contingent Payments Negotiated Resolution Adjustment	11.5(a)
Contingent Payments Settled Adjustment	11.4(b)
Contingent Payments Undisputed Adjustment	11.4(a)
Continuing Employees	7.7(a)
Contract	6.1(d)(ii)
Covered Period	10.1(c)(i)
D&O Indemnified Parties	7.9(a)
Delaware Certificate of Merger	2.3
DGCL	2.1
Dispute	11.3
Dispute Negotiation Period	11.5(a)
Dispute Notice	11.3
Disputed Amount	11.3
Dissenting Share	4.2(f)
Dissenting Stockholder	4.2(f)
Effective Time	2.3
EMI Plans	6.1(h)(xiv)
ERISA	6.1(h)(i)
ERISA Affiliate	6.1(h)(ii)
Escrow Agent	Recitals
Escrow Agreement	Recitals
Estimated Closing Debt	5.1(a)
Estimated Closing Net Cash	5.1(a)
EU Initial Sale Milestone	10.1(a)(iii)
EU Initial Sale Milestone Payment	10.1(a)(iii)
Exchange Fund	4.2(b)
Existing Debt Payoff Amounts	3.1(b)
FCPA	6.1(i)(ii)
FCPI Holder	10.1(b)(iii)(C)
Final Closing Net Cash	5.2(c)(iii)
Final Judgment	11.5(c)
Final Release Date	11.1
Form of Net Cash Statement	5.1(a)
Government Contract	6.1(j)(i)(F)
Governmental Entity	6.1(d)(i)
HIPAA	6.1(h)(viii)
HMO	6.1(h)(x)
HSR Act	6.1(b)(viii)
Indemnified Party	10.2(e)(i)
Indemnifying Party	10.2(e)(i)
Indemnity Settlement	11.4(b)
Information Statement	6.1(c)(iii)
IRS	6.1(h)(iii)

Term	Section
Joint Escrow Notice	11.4(b)
Key Employee	Recitals
Law(s)	6.1(i)(i)
Loan Note Holders	Recitals
Material Contracts	6.1(j)(i)
Material Product and Trial Information	6.1(r)(i)
Merger	Recitals
Merger Loan Note Notice	4.7(a)
Merger Sub	Preamble
Milestones and Indemnity Escrow Payout Agent	10.1(b)(ii)
Negotiated Resolution	11.5(a)
New Employment Agreement	Recitals
Notice Period	10.2(e)(i)
OECD Convention	6.1(i)(ii)
Order	8.1(b)
Ordinary A Shares	Recitals
Ordinary B Shares	Recitals
Ordinary B Shareholders	Recitals
Owns, Consults, Lends, Borrows or Participates	6.1(t)
Parachute Payment	7.7(f)
Parent	Preamble
Parent Claims	10.1(b)(iii)(A)
Parent Indemnity Claim	11.2(a)
Parent Indemnity Claim Amount	11.2(a)
Parent Indemnity Claim Basis	11.2(a)
Parent Indemnity Claim Notice	11.2(a)
Paying Agent	4.2(b)
Per Common Share Participation Amount	4.1(j)(H)
Per Option Consideration	4.3(a)
Per Series D Warrant Consideration	4.4(a)(iii)
Per Series E Warrant Consideration	4.4(a)(ii)
Per Series G Warrant Consideration	4.4(a)(i)
Per Warrant Consideration	4.4(e)(ii)
Permitted Disposition	10.1(b)(ii)
PHSA	6.1(i)(i)
Pre-Closing Taxes	7.10(d)
Preparation Guidelines	5.1(a)
Relevant Cash Amount	4.7(a)
Relief	7.10(g)
Remaining Disagreements	5.2(c)(i)
Remaining Pro Rata Portion	10.1(b)(iii)(C)
Required Stockholder Vote	6.1(c)(i)
Reserve	11.2(b)
Review Board	6.1(d)(i)

Term	Section
Series B, C and D Per Share Consideration	4.1(c)
Series B, C and D Per Share Indemnity Escrow Amount	4.1(c)(ii)
Series B, C and D Per Share Indemnity Escrow Payout Amount	4.1(c)(iii)
Series B, C and D Per Share Liquidation Preference Amount	4.1(c)(i)
Series D Warrants	6.1(b)(i)
Series E Per Share Consideration	4.1(b)
Series E Per Share Contingent Payment Amount	4.1(b)(v)
Series E Per Share Indemnity Escrow Amount	4.1(b)(iii)
Series E Per Share Indemnity Escrow Payout Amount	4.1(b)(iv)
Series E Per Share Liquidation Preference Amount	4.1(b)(i)
Series E Per Share Participation Amount	4.1(b)(ii)
Series E Warrants	6.1(b)(i)
Series G Per Share Consideration	4.1(a)
Series G Per Share Contingent Payment Amount	4.1(a)(v)
Series G Per Share Indemnity Escrow Amount	4.1(a)(iii)
Series G Per Share Indemnity Escrow Payout Amount	4.1(a)(iv)
Series G Per Share Liquidation Preference Amount	4.1(a)(i)
Series G Per Share Participation Amount	4.1(a)(ii)
Series G Warrants	6.1(b)(i)
Series M Per Share Consideration	4.1(d)
Series M Per Share Indemnity Escrow Amount	4.1(d)(ii)
Series M Per Share Indemnity Escrow Payout Amount	4.1(d)(iii)
Series M Per Share Liquidation Preference Amount	4.1(d)(i)
SSA	6.1(r)(vii)
Stock Plans	6.1(b)(ii)
Stockholders’ Agent	Preamble
Stockholders’ Agent’s Costs	10.3(b)
Stockholders’ Agent’s Fund	10.3(a)
Stockholders’ Agent’s Objection	5.2(b)
Support Agreements	Recitals
Surviving Corporation	2.1
Takeover Statute	6.1(l)
Termination Agreement	7.6(a)
Termination Date	9.2
Third Party Claim	10.2(e)(i)
UK Holder	4.7(a)
UK Sub	Preamble
UK Sub Conversion	Recitals
Undisputed Amount	11.3
US Initial Sale Milestone	10.1(a)(ii)
US Initial Sale Milestone Payment	10.1(a)(ii)
VEBA	6.1(h)(i)
Voting Debt	6.1(b)(x)

ARTICLE II
The Merger
2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).
2.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m. on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided if such a business day would otherwise occur within ten (10) business days of the end of the fiscal quarter of Parent, then Parent may, in its discretion, delay the Closing until the first business day of the next succeeding fiscal quarter of Parent, in which case the Closing shall be held on such a business day (so long as all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such a date). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York, United States or London, United Kingdom.
2.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).
2.4. The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (the “Charter”), until thereafter amended as provided therein or by applicable Laws.
2.5. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.
2.6. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and its Subsidiaries until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, the By-Laws and the respective organizational documents of the Subsidiaries.
2.7. Other Transactions.
(a) Immediately prior to the Effective Time, (a) the Company will irrevocably exercise, effective as of immediately prior to the Effective Time, its call option over each outstanding Ordinary B Share in exchange for GBP 0.10 pursuant to the Exchange Agreement and, as a result, the Ordinary B Shareholders will not be entitled to any consideration in the Merger as a result of their previous holdings of Ordinary B Shares; (b) the Company and UK Sub will irrevocably effect, immediately prior to the Effective Time, UK Sub Conversion and, as a result, the Loan Note Holders will participate in the Merger as holders of Series G Preferred Stock after conversion set forth in clause (b) hereto and shall not, in their capacity as Loan Note Holders, be entitled to any additional consideration in their capacity as Loan Note Holders; (c) the Company and UK Sub, together with the other parties thereto, irrevocably agree to terminate, effective as of the Closing Date, (i) the Exchange Agreement, (ii) the Stockholders’ Agreement, (iii) the Warrant Agreements and (iv) the UK Sub Subscription Agreement. Immediately upon the Effective Time, the Company will directly own one hundred percent (100%) of the allotted, issued and outstanding share capital of UK Sub.
(b) From the date of the Closing until such time the Company is the registered holder of all the Ordinary B Shares, the Ordinary B Shareholders agree to hold the Ordinary B Shares, as nominee, on trust for the Company as the beneficial owner of the Ordinary B Shares. Further, the Ordinary B Shareholders agree: (i) not to transfer or otherwise dispose of the Ordinary B Shares except as the Company directs; (ii) to account promptly to the Company for any and all dividends, distributions or other property rights deriving from the Ordinary B Shares in trust for the Company; (iii) to give promptly to the Company a copy of all notices and other communications received by the Ordinary B Shareholders in respect of the Ordinary B Shares; and (iv) to exercise all voting and other rights UK Sub may have in respect of the Ordinary B Shares at the direction of the Company.

ARTICLE III
Closing Deliveries and Actions
3.1. Deliveries and Actions by the Company at the Closing. At the Closing, with respect to this Agreement and such of the Ancillary Agreements as it is a party to, the Company shall deliver, or cause to be delivered, to Parent the following:
(a) the Company Closing Certificate;
(b) payoff letters from each lender and secured party under each of the Credit Agreements and the Pledge and Security Agreements, in form and substance satisfactory to Parent, evidencing (i) repayment and discharge in full of all of the outstanding Indebtedness under each of the Credit Agreements and all other amounts outstanding and/or accrued thereunder, including any prepayment fees, expenses or penalties (collectively, the “Existing Debt Payoff Amounts”), (ii) satisfaction and discharge in full of all of the other obligations of the Company and the Subsidiaries of the Company under each of the Credit Agreements and the Pledge and Security Agreements, and (iii) full and unconditional release of the Company, Parent, Merger Sub and the Subsidiaries and Affiliates of each of the foregoing, of all of the obligations under or relating to each of the Credit Agreements and the Pledge and Security Agreements;
(c) the counterpart of the Termination Agreement, duly executed by the Company, UK Sub and the other parties thereto;
(d) the opinions to be delivered pursuant to Section 8.2(k);
(e) resignations, effective as of the Effective Time, of each director and officer of the Company and the Subsidiaries of the Company who will not be continuing in such capacities following the Closing; and
(f) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Parent, as may be required to give effect to this Agreement or otherwise reasonably requested by Parent.
3.2. Deliveries and Actions by Parent at the Closing. At the Closing, with respect to this Agreement and such of the Ancillary Agreements as it is a party to, Parent shall deliver, or cause to be delivered, the following:
(a) the Parent Closing Certificate to the Company and the Stockholders’ Agent;
(b) the counterpart of the Escrow Agreement duly executed by Parent to Escrow Agent and the Stockholders’ Agent;

(c) the Existing Debt Payoff Amounts, in cash in immediately available funds to an account or accounts of the applicable lenders designated in writing by the Company no later than three (3) business days prior to the Closing;
(d) to Paying Agent the applicable amounts pursuant to Section 4.2(b);
(e) to Escrow Agent an aggregate amount equal to the Total Escrowed Cash, in cash in U.S. dollars to an account or accounts designated in writing by Escrow Agent, to be deposited into the Indemnity Escrow Account, pursuant to the terms of this Agreement and the Escrow Agreement;
(f) to the MIP Participants, the MIP Net Upfront Payout; and
(g) to the Company and the Stockholders’ Agent, such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Company and/or the Stockholders’ Agent, as may be required to give effect to this Agreement or otherwise reasonably requested by the Company and/or the Stockholders’ Agent.
3.3. Deliveries and Actions by the Stockholders’ Agent at the Closing. At the Closing, the Stockholders’ Agent shall deliver, or cause to be delivered, to Parent:
(a) the counterpart of the Escrow Agreement duly executed by the Stockholders’ Agent; and
(b) such other documents, in form and substance reasonably satisfactory to Parent, as may be required to give effect to its engagement and the other matters contemplated by this Agreement or otherwise reasonably requested by Parent.
ARTICLE IV
Effect of the Merger on Capital Stock; Exchange Procedures
4.1. Effect of Merger on Capital Stock of the Company. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, (A) any shares of the Common Stock, par value $0.0001 per share (“Company Common Stock”), or other shares of Company Capital Stock, then held by the Company or any direct or indirect wholly-owned Subsidiary of the Company (or held by any of such Persons in treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, (B) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation and (C) the consideration payable in the Merger shall be distributed to the Former Securityholders in U.S. dollars as follows:

(a) Each share of Series G Preferred Stock outstanding as of the Effective Time shall be converted into the right to receive an amount of cash equal to: (i) an amount equal to (A) the Series G Per Share Liquidation Preference Amount plus (B) the Series G Per Share Participation Amount, minus (C) the Series G Per Share Indemnity Escrow Amount (the result of clauses (A), (B) and (C), the “Closing Series G Per Share Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.4; plus (ii) the Series G Per Share Indemnity Escrow Payout Amount, if any, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement; plus (iii) each Series G Per Share Contingent Payment Amount, if any, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 10.1 (the foregoing clauses (i), (ii) and (iii) collectively, the “Series G Per Share Consideration”). For purposes of this Agreement:
(i) “Series G Per Share Liquidation Preference Amount” means, for each share of Series G Preferred Stock outstanding as of the Effective Time and each share of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, (x) $0.21, plus (y) the amount of the Accruing Dividend (as defined in, and calculated pursuant to, the Certificate of Incorporation and this Agreement) applicable to such share; provided, however, that notwithstanding anything to the contrary in the Certificate of Incorporation, for purposes of this Agreement, the Accruing Dividend (as defined in the Certificate of Incorporation) shall only accrue through the Accrual Cut-Off Date, at which time it shall stop accruing, even if the Effective Time occurs after such date.
(ii) “Series G Per Share Participation Amount” means, for each share of Series G Preferred Stock outstanding as of the Effective Time and each share of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, (x) the Per Common Share Participation Amount, multiplied by (y) the number of shares of Company Common Stock into which each such share is (or if issued, would be) convertible pursuant to the Certificate of Incorporation.
(iii) “Series G Per Share Indemnity Escrow Amount” means, for each share of Series G Preferred Stock outstanding as of the Effective Time and each share of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, (x) the Indemnity Escrowed Cash multiplied by (y) the quotient obtained by dividing (1) the Series G Per Share Liquidation Preference Amount plus the Series G Per Share Participation Amount by (2) the Aggregate Closing Merger Payment plus the Indemnity Escrowed Cash.

(iv) “Series G Per Share Indemnity Escrow Payout Amount” means, for each share of Series G Preferred Stock outstanding as of the Effective Time and each share of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, as applied to each payment of Indemnity Escrowed Cash by the Escrow Agent to the Stockholders’ Agent for the benefit of the Former Securityholders pursuant to Article XI, if any, (x) the aggregate amount of such payment by the Escrow Agent multiplied by (y) the quotient obtained by dividing (1) the Closing Series G Per Share Payment by (2) the Aggregate Closing Merger Payment.
(v) “Series G Per Share Contingent Payment Amount” means, for each share of Series G Preferred Stock outstanding as of the Effective Time and each share of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, as applied to each Contingent Payment, if any, the product of (x) the number of shares of Company Common Stock into which such share is (or if issued, would be) convertible immediately prior to the Effective Time pursuant to the Certificate of Incorporation multiplied by (y) the quotient obtained by dividing (1) the amount of such Contingent Payment by (2) the Aggregate Participating Shares.
(b) Each share of Series E Preferred Stock outstanding as of the Effective Time shall be converted into the right to receive an amount of cash equal to: (i) an amount equal to (A) the Series E Per Share Liquidation Preference Amount, plus (B) the Series E Per Share Participation Amount, minus (C) the Series E Per Share Indemnity Escrow Amount (the result of clauses (A), (B) and (C), the “Closing Series E Per Share Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.4; plus (ii) the Series E Per Share Indemnity Escrow Payout Amount, if any, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement; plus (iii) each Series E Per Share Contingent Payment Amount, if any, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 10.1 (the foregoing clauses (i), (ii) and (iii) collectively, the “Series E Per Share Consideration”). For purposes of this Agreement:
(i) “Series E Per Share Liquidation Preference Amount” means, for each share of Series E Preferred Stock outstanding as of the Effective Time and each share of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, $0.8930.
(ii) “Series E Per Share Participation Amount” means, for each share of Series E Preferred Stock outstanding as of the Effective Time and each share of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, (x) the Per Common Share Participation Amount multiplied by (y) the number of shares of Company Common Stock into which each such share is (or if issued, would be) convertible pursuant to the Certificate of Incorporation.
(iii) “Series E Per Share Indemnity Escrow Amount” means, for each share of Series E Preferred Stock outstanding as of the Effective Time and each share of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, (x) the Indemnity Escrowed Cash multiplied by (y) the quotient obtained by dividing (1) the Series E Per Share Liquidation Preference Amount plus the Series E Per Share Participation Amount by (2) the Aggregate Closing Merger Payment plus the Indemnity Escrowed Cash.
(iv) “Series E Per Share Indemnity Escrow Payout Amount” means, for each share of Series E Preferred Stock outstanding as of the Effective Time and each share of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, as applied to each payment of Indemnity Escrowed Cash by the Escrow Agent to the Stockholders’ Agent for the benefit of the Former Securityholders pursuant to Article XI, if any, (x) the aggregate amount of such payment by the Escrow Agent multiplied by (y) the quotient obtained by dividing (1) the Closing Series E Per Share Payment by (2) the Aggregate Closing Merger Payment.
(v) “Series E Per Share Contingent Payment Amount” means, for each share of Series E Preferred Stock outstanding as of the Effective Time and each share of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, as applied to each Contingent Payment, if any, (x) the number of shares of Company Common Stock into which such share is (or if issued, would be) convertible immediately prior to the Effective Time pursuant to the Certificate of Incorporation multiplied by (y) the quotient obtained by dividing (1) the amount of such Contingent Payment by (2) the Aggregate Participating Shares.
(c) Each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock outstanding as of the Effective Time shall be converted into the right to receive an amount of cash equal to: (i) an amount equal to (A) the Series B, C and D Per Share Liquidation Preference Amount minus (B) the Series B, C and D Per Share Indemnity Escrow Amount (the “Closing Series B, C and D Per Share Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.2; plus (ii) the Series B, C and D Per Share Indemnity Escrow Payout Amount, if any, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement (the foregoing clauses (i) and (ii) collectively, the “Series B, C and D Per Share Consideration”). For purposes of this Agreement:

(i) “Series B, C and D Per Share Liquidation Preference Amount” means, for each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock outstanding as of the Effective Time and each share of Series D Preferred Stock underlying the Series D Warrants outstanding immediately prior to the Effective Time, $0.8930.
(ii) “Series B, C and D Per Share Indemnity Escrow Amount” means, for each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock outstanding as of the Effective Time and each share of Series D Preferred Stock underlying the Series D Warrants outstanding immediately prior to the Effective Time, (x) the Indemnity Escrowed Cash multiplied by (y) the quotient obtained by dividing (1) the Series B, C and D Per Share Liquidation Preference Amount by (2) the Aggregate Closing Merger Payment plus the Indemnity Escrowed Cash.
(iii) “Series B, C and D Per Share Indemnity Escrow Payout Amount” means, for each share of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock outstanding as of the Effective Time and each share of Series D Preferred Stock underlying the Series D Warrants outstanding immediately prior to the Effective Time, as applied to each payment of Indemnity Escrowed Cash by the Escrow Agent to the Stockholders’ Agent for the benefit of the Former Securityholders pursuant to Article XI, if any, (x) the aggregate amount of such payment by the Escrow Agent multiplied by (y) the quotient obtained by dividing (1) the Closing Series B, C and D Per Share Payment by (2) the Aggregate Closing Merger Payment.
(d) Each share of Series M Preferred Stock shall be converted into the right to receive an amount of cash equal to: (i) an amount equal to (A) the Series M Per Share Liquidation Preference Amount minus (B) the Series M Per Share Indemnity Escrow Amount (the “Closing Series M Per Share Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.2; plus (ii) the Series M Per Share Indemnity Escrow Payout Amount, if any, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement (the foregoing clauses (i) and (ii) collectively, the “Series M Per Share Consideration”). For purposes of this Agreement:
(i) “Series M Per Share Liquidation Preference Amount” means, for each share of Series M Preferred Stock outstanding as of the Effective Time, $284.3053.
(ii) “Series M Per Share Indemnity Escrow Amount” means, for each share of Series M Preferred Stock outstanding as of the Effective Time, (x) the Indemnity Escrowed Cash multiplied by (y) the quotient obtained by dividing (1)

the Series M Per Share Liquidation Preference Amount by (2) the Aggregate Closing Merger Payment plus the Indemnity Escrowed Cash.
(iii) “Series M Per Share Indemnity Escrow Payout Amount” means, for each share of Series M Preferred Stock outstanding as of the Effective Time as applied to each payment of Indemnity Escrowed Cash by the Escrow Agent to the Stockholders’ Agent for the benefit of the Former Securityholders pursuant to Article XI, if any, (x) the aggregate amount of such payment by the Escrow Agent multiplied by (y) the quotient obtained by dividing (1) the Closing Series M Per Share Payment by (2) the Aggregate Closing Merger Payment.
(e) Each share of Series A Preferred Stock outstanding as of the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(f) Each share of Company Common Stock outstanding as of the Effective Time shall be converted into the right to receive an amount of cash equal to: (i) an amount equal to (A) the Per Common Share Participation Amount minus (B) the Common Per Share Indemnity Escrow Amount (the “Closing Common Share Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.2; plus (ii) the Common Per Share Indemnity Escrow Payout Amount, if any, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement, plus (iii) each Common Per Share Contingent Payment Amount, if any, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 10.1 (the foregoing clauses (i), (ii) and (iii) collectively, the “Common Stock Per Share Consideration”). For purposes of this Agreement:
(i) “Common Per Share Indemnity Escrow Amount” means, for each share of Company Common Stock outstanding as of the Effective Time and each share of Company Common Stock underlying a Company Option outstanding immediately prior to the Effective Time, (x) the Indemnity Escrowed Cash multiplied by (y) the quotient obtained by dividing (1) the Per Common Share Participation Amount by (2) the Aggregate Closing Merger Payment plus Indemnity Escrowed Cash.
(ii) “Common Per Share Indemnity Escrow Payout Amount” means, for each share of Company Common Stock outstanding as of the Effective Time and each share of Company Common Stock underlying a Company Option outstanding immediately prior to the Effective Time, as applied to each payment of Indemnity Escrowed Cash by the Escrow Agent to the Stockholders’ Agent for the benefit of the Former Securityholders pursuant to Article XI, if any, (x) the aggregate amount of such payment by the Escrow Agent multiplied by (y) the quotient obtained by dividing (1) the Closing Common Share Payment by (2) the Aggregate Closing Merger Payment.

(iii) “Common Per Share Contingent Payment Amount” means, for each share of Company Common Stock outstanding as of the Effective Time and each share of Company Common Stock underlying a Company Option outstanding immediately prior to the Effective Time, as applied to each Contingent Payment, if any, the quotient obtained by dividing (x) the amount of such Contingent Payment by (y) the Aggregate Participating Shares.
(g) Company Options. Each holder of a Company Option shall be entitled to receive the Per Option Consideration as set forth in Section 4.3(a).
(h) Company Warrants. Each holder of a Company Warrant shall be entitled to receive the Per Warrant Consideration as set forth in Section 4.4.
(i) Certain Additional Acknowledgements.
(i) For the avoidance of doubt, notwithstanding any other provision of this Agreement, (A) in no event shall Parent be obligated to make an Aggregate Closing Merger Payment that exceeds in the aggregate an amount equal to the sum of (x) the Adjusted Closing Consideration minus (y) the amount of the Indemnity Escrowed Cash, (B) in no event shall Parent and the Surviving Corporation collectively be obligated to make an MIP Gross Payout that exceeds in the aggregate $[**] (C) in no event shall Parent be obligated to make a Contingent Payment that exceeds the aggregate dollar amount of such Contingent Payment set forth in the definitions herein, and (D) in no event shall Parent be obligated to make aggregate Contingent Payments in an amount in excess of $575,000,000.
(ii) For the further avoidance of doubt: (x) the sum of the Series G Per Share Indemnity Escrow Amounts, the Series E Per Share Indemnity Escrow Amounts, the Series B, C and D Per Share Indemnity Escrow Amounts, the Series M Per Share Indemnity Escrow Amounts and the Common Per Share Indemnity Escrow Amounts (including, for the avoidance of doubt, with respect to all Company Options and Company Warrants) shall, in the aggregate, be equal to the amount of the Indemnity Escrowed Cash; and (y) with respect to any Contingent Payment payable hereunder, if any, the sum of the Series G Per Share Contingent Payment Amounts, the Series E Per Share Contingent Payment Amounts and the Common Per Share Contingent Payment Amounts (including, for the avoidance of doubt, with respect to Company Options and Company Warrants) and any other amounts payable in connection therewith to the Former Securityholders shall not exceed, in the aggregate, the amount of such Contingent Payment, as adjusted in accordance with Section 10.1(b).
(iii) For the further avoidance of doubt, (A) holders of Company Preferred Stock who elect to convert their Company Preferred Stock into shares of

Company Common Stock prior to the Effective Time shall only be entitled to receive the amounts provided for in Section 4.1(f) and shall not be entitled to receive the amounts provided for in Sections 4.1(a)-(d), as applicable, with respect to such converted shares; (B) holders of Ordinary B Shares shall receive an aggregate amount equal to £49,020 in exchange for their Ordinary B Shares from the Company immediately prior to the Closing, which outgoing cash will be taken into account and reduce the Current Assets of the Company; and (C) the holders of Loan Notes (in their capacity as such) shall not be entitled to receive consideration under this Agreement with respect to their Loan Notes to the extent that their Loan Notes have been converted to Ordinary C Shares and they have been issued shares of Series G Preferred Stock (pursuant to the UK Sub Conversion) prior to the Effective Time.
(j) Certain Additional Definitions. For purposes of this Agreement:
(A) “Aggregate Closing Merger Payment” means the sum of (1) the aggregate Closing Series G Per Share Payments payable on all shares of Series G Preferred Stock, (2) the aggregate Closing Series E Per Share Payments payable on all shares of Series E Preferred Stock, (3) the aggregate Closing Series B, C and D Per Share Payments payable on all shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, (4) the aggregate Closing Series M Per Share Payments payable on all shares of Series M Preferred Stock, (5) the aggregate Closing Common Share Payments payable on all Company Common Stock, (6) the aggregate Closing Series G Per Warrant Payments payable on the shares of Series G Preferred Stock underlying all Series G Warrants, (7) the aggregate Closing Series E Per Warrant Payments payable on the shares of Series E Preferred Stock underlying all Series E Warrants, (8) the aggregate Closing Series D Per Warrant Payments payable on the shares of Series D Preferred Stock underlying all Series D Warrants and (9) the aggregate Company Option Closing Payments payable on all shares of Company Common Stock underlying all Company Options, in each case as outstanding immediately prior to the Effective Time. For the avoidance of doubt, the Aggregate Closing Merger Payment shall not exceed the Adjusted Closing Consideration.
(B) “Aggregate Participating Shares” means the sum of (1) the aggregate number of shares of Company Common Stock into which all shares of Series G Preferred Stock, which for purposes hereof shall include all shares of Series G Preferred Stock underlying the Series G Warrants outstanding immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (2) the aggregate number of shares of Company Common Stock into which all shares of Series E Preferred Stock, which for purposes hereof shall include all shares of Series E Preferred Stock underlying the Series E Warrants outstanding immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (3) the aggregate number of shares of Company Common Stock (regardless whether vested or unvested) issuable pursuant to all Company Options outstanding immediately prior to the Effective Time and (4) all outstanding shares of Company Common Stock as of the Effective Time, excluding for purposes of the calculation (except to the extent expressly provided in this Agreement), in each case, for the avoidance of doubt, all dividend and interest accruals and entitlements thereto (the foregoing shall include all shares of Company Capital Stock that constitute and have never lost their status as Dissenting Shares).
(C) “Aggregate Series B, C and D Liquidation Preference” means the product of (1) the Series B, C and D Per Share Liquidation Preference Amount multiplied by (2) the sum of (x) the aggregate number of shares of Series B, C and D Preferred Stock outstanding as of the Effective Time and (y) the aggregate number of shares of Series D Preferred Stock issuable upon exercise of each Series D Warrant.
(D) “Aggregate Series E Liquidation Preference” means the product of (1) the Series E Per Share Liquidation Preference Amount multiplied by (2) the sum of (x) the aggregate number of shares of Series E Preferred Stock outstanding as of the Effective Time and (y) the aggregate number of shares of Series E Preferred Stock issuable upon exercise of each Series E Warrant.
(E) “Aggregate Series G Liquidation Preference” means the aggregate amount of the Series G Per Share Liquidation Preference Amounts calculated in respect of all shares of Series G Preferred Stock outstanding as of the Effective Time and the shares of Series G Preferred Stock issuable upon exercise of each Series G Warrant.
(F) “Aggregate Series M Liquidation Preference” means the product of (1) the Series M Per Share Liquidation Preference Amount multiplied by (2) the aggregate number of shares of Series M Preferred Stock outstanding as of the Effective Time.
(G) “Company Option Closing Payments” means the amounts payable pursuant to Section 4.3(a).
(H) “Per Common Share Participation Amount” means the amount obtained by dividing (1) the sum of (x) the Remaining Up-Front Payment plus (y) the aggregate exercise price in respect of all Company Warrants outstanding immediately prior to the Effective Time plus (z) the aggregate exercise price in respect of all Company Options outstanding immediately prior to the Effective Time, by (2) the Aggregate Participating Shares.

4.2. Exchange of Certificates.
(a) Cancellation of Certificate. At the Effective Time, all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no holder of record of an original certificate that immediately prior to the Effective Time represented outstanding shares of the Company Capital Stock (a “Certificate”) shall have any rights as a stockholder of the Company and each Certificate (i) representing any outstanding shares of Company Capital Stock shall thereafter represent only the right to receive the Merger Consideration payable in respect of such shares as set forth in Section 4.1 of this Agreement and (ii) representing any Dissenting Shares shall thereafter represent only the right to receive the payments described in Section 4.2(f).
(b) Paying Agent. At the Effective Time, Parent shall make available or cause to be made available to a paying agent selected by Parent and reasonably acceptable to the Company and the Stockholders’ Agent (the “Paying Agent”) amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make the Aggregate Closing Merger Payment, subject to Parent’s election under Section 4.3(c) with respect to payment to Former Optionholders (such cash being hereinafter referred to as the “Exchange Fund”). From and after the Effective Time, the Paying Agent shall act as the agent of Parent and the Surviving Corporation in effecting any amounts to be paid with respect to the Aggregate Closing Merger Payment hereunder and the exchange of the Certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock. The Paying Agent shall invest the Exchange Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1 shall be promptly returned to Parent.
(c) Exchange Procedures.
(i) Promptly after the date hereof (and in any event within three (3) business days), the Company shall mail to each Former Stockholder: (A) a letter of transmittal in form provided by Parent and reasonably acceptable to the Company specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or an indemnity agreement with an affidavit of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have customary title representations and such other provisions as Parent may reasonably request, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) in exchange for the Merger Consideration.
(ii) Upon surrender of a Certificate (or an indemnity agreement with an affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required withholdings as provided in Section 4.2(g)) of its portion of the Aggregate Closing Merger Payment as reflected in the updated Consideration Allocation Schedule delivered by the Company pursuant to Section 8.2(p), with respect to such Certificate and the Certificate so surrendered shall forthwith be canceled.
(iii) Parent shall, no later than two (2) business days after the Effective Time and after receipt of each properly surrendered Certificate, cause the Paying Agent to make the payment of the applicable portion of the Aggregate Closing Merger Payment (after giving effect to any required withholdings as provided in Section 4.2(g)) as reflected in the updated Consideration Allocation Schedule delivered by the Company pursuant to Section 8.2(p) to the holder of such Certificate, in cash, by check or, at such holder’s expense, by wire transfer of immediately available funds to the account designated by such holder in the letter of transmittal delivered with such Certificate.
(iv) Parent shall pay to the Escrow Agent, for the benefit of each holder of a properly surrendered Certificate, at the time and in the manner set forth in Section 5.2, such holder’s applicable portion of any Post-Closing Adjustment Amount to be paid as provided in Section 5.2 (after giving effect to any required withholdings as provided in Section 4.2(g)). For the avoidance of doubt, such Post-Closing Adjustment Amount shall not constitute a part of the Indemnity Escrowed Cash and shall be paid out to the Former Securityholders together with the Indemnity Escrowed Cash that is not subject to a Reserve on the twelve (12) month anniversary of the Closing (or, if such day is not a business day, on the immediately following business day). Irrespective of any of its actions pursuant to Section 10.3(d), Parent shall have no obligation to any Former Securityholder in respect of such Person’s portion of any Post-Closing Adjustment Amount other than the obligation to make the aggregate payments to the Escrow Agent into the Indemnity Escrow Account as specified in Section 5.2 and upon such payment by Parent, all of Parent’s obligations with respect thereto shall be satisfied and discharged in full. Following such payment by Parent to the Escrow Agent, each Former Securityholder shall look only to the Stockholders’ Agent to receive such Person’s portion of any Post-Closing Adjustment Amount when it is released from escrow in accordance with this Agreement and the Escrow Agreement, in accordance with the Consideration Allocation Schedule, as updated pursuant to, and in accordance with, Section 10.3(d), and the other provisions of this Agreement.
(v) Parent shall pay to the Milestones and Indemnity Escrow Payout Agent, as directed by the Stockholders’ Agent, for the benefit of each applicable holder of a properly surrendered Certificate, at the time and in the manner set forth in Section 10.1, such holder’s applicable portion of any Contingent Payment to be paid as provided in Section 10.1 (after giving effect to any withholdings as provided in Section 4.2(g)). Irrespective of any of its actions pursuant to Section 10.3(d), Parent shall have no obligation to any Former Securityholder in respect of such Person’s portion of any Contingent Payment other than the obligation to make aggregate payments to the Milestones and Indemnity Escrow Payout Agent, as directed by the Stockholders’ Agent, specified in Section 10.1(a) and upon payment by Parent to the Milestones and Indemnity Escrow Payout Agent, as directed by the Stockholders’ Agent, in accordance with Section 10.1(b), of such amounts, all of their respective obligations with respect thereto shall be satisfied and discharged in full. Following such payment by Parent to the Milestones and Indemnity Escrow Payout Agent, each Former Securityholder shall look only to the Stockholders’ Agent to receive such Person’s portion of any Contingent Payment pursuant to Section 10.1(a). The Stockholders’ Agent shall distribute, or cause the distribution of such amounts to the applicable Former Securityholders, in accordance with the Consideration Allocation Schedule, as updated pursuant to, and in accordance with, Section 10.3(d), and the other provisions of this Agreement.
(vi) Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Capital Stock (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive a payment of the applicable amount provided in Section 4.1(a). If, after the Effective Time, any Certificate is validly presented to the Surviving Corporation or Parent, it shall be cancelled and exchanged as provided in this Section 4.2.
(vii) For the avoidance of doubt, if payment is to be made to a Person other than the registered holder of the Certificate surrendered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any Transfer Taxes or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Paying Agent that such Transfer Tax or other Tax was paid or is not applicable.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the Former Securityholders of the Company for [**] after the Effective Time shall be delivered to the Surviving Corporation or, at its election, Parent. Any holder of Company Capital Stock who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or an indemnity agreement with an affidavit of loss in lieu of the Certificates), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Former Securityholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by such record holder and delivery to Parent of an agreement in form reasonably satisfactory to Parent indemnifying Parent against any claim that may be made against Parent or the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay to the record holder of such Certificate the payment of the applicable amounts provided in Section 4.2(c)(ii) to be paid in respect of the shares represented thereby upon due surrender of and deliverable in respect of the shares represented by such Certificate pursuant to this Agreement and such Person also shall be entitled to the right to receive the applicable portion of the payments specified in Sections 4.2(c)(iii) and 4.2(c)(iv), if any, as provided in this Agreement; provided, however, notwithstanding the foregoing, Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such consideration, require such record holder to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Certificate.
(f) Dissenting Shares. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL (the “Dissenting Stockholder”) shall be entitled to receive the Merger Consideration with respect to the shares of Company Capital Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the shares of Company Capital Stock owned by such Dissenting Stockholder (such share being a “Dissenting Share”). The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
(g) Withholding Rights. Each of Parent, the Paying Agent, the Escrow Agent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation, as the case may be, pursuant to this Agreement or the Escrow Agreement such amounts as it or UK Sub is required to deduct and withhold with respect to the making of such payment under applicable Law (including, without limitation, with respect to any Taxes, Transfer Taxes, Transaction Taxes and other amounts). To the extent that amounts are so withheld by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Paying Agent, the Escrow Agent and the Surviving Corporation, as the case may be.
4.3. Treatment of Stock Plans.
(a) Company Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a “Company Option”) under the Stock Plans, whether vested or unvested immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive an amount in cash (subject, in each case, to any withholding as provided in Section 4.2(g) and, at Parent’s written request, Parent’s receipt of a customary option surrender agreement in the form determined by Parent and reasonably acceptable to the Company and delivered to such Former Optionholder together with such request promptly, but no later than two (2) business days following the Effective Time) equal to (i) the product of (x) the positive difference, if any, of the Closing Common Share Payment minus the exercise price per share of such Company Option multiplied by (y) the number of shares of Company Common Stock issuable upon the exercise of such Company Option as of immediately prior to the Effective Time (the “Company Option Closing Payment”), which amount shall be payable as soon as reasonably practicable (but no later than the end of the second payroll period) following the Effective Time; plus (ii) the product of (x) the Common Per Share Indemnity Escrow Payout Amount, if any, multiplied by (y) the number of shares of Company Common Stock issuable upon the exercise of such Company Option as of immediately prior to the Effective Time, which amount shall be payable at the times specified in, pursuant to and in accordance with Article XI and the Escrow Agreement; plus (iii) the product of (x) each Common Per Share Contingent Payment Amount, if any, multiplied by (y) the number of shares of Company Common Stock issuable upon the exercise of such Company Option as of immediately prior to the Effective Time, which amount shall be payable at the times specified in, pursuant to and in accordance with Section 10.1 (the foregoing clauses (i), (ii) and (iii) collectively the “Per Option Consideration”).
(b) The foregoing payments set forth in clauses (i), (ii) and (iii) of Section 4.3(a) may be made, at Parent’s election, through Parent’s or the Surviving Corporation’s payroll and/or treasury functions or through the Paying Agent, Milestones and Indemnity Escrow Payout Agent or by another agent or third party service provider selected by Parent or, in the case of the foregoing payments set forth in clauses (ii) and (iii) of Section 4.3(a), proposed by the Stockholders’ Agent and reasonably acceptable to Parent.

(c) Corporate Actions. At or prior to the Effective Time, the Company and the board of directors and the compensation committee of the Company, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of Section 4.3(a), and (ii) cause the Stock Plans to terminate at or prior to the Effective Time.
(d) No Right to Acquire Shares. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Capital Stock or other capital stock of the Company or any of its Subsidiaries to any Person pursuant to or in settlement of Company Options issued or outstanding at any time prior to the Effective Time.
4.4. Treatment of Company Warrants.
(a) Payments. At the Effective Time, with no further action required on the part of Parent, the Surviving Corporation, the Paying Agent or any holder thereof, each outstanding Company Warrant, whether or not then exercisable, subject to each such holder’s compliance with the provisions of this Section 4.4 and the remainder of this Agreement, shall only entitle the holder thereof to receive the following amounts:
(i) In respect of each Series G Warrant outstanding as of the Effective Time, (A) (x) the positive difference, if any, of the Closing Series G Per Share Payment minus the exercise price per share of Series G Preferred Stock issuable upon the exercise of such Series G Warrant immediately prior to the Effective Time, multiplied by (y) the number of shares of Series G Preferred Stock issuable upon the exercise of such Series G Warrant immediately prior to the Effective Time (the “Closing Series G Per Warrant Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.4(b); plus (B) (x) the Series G Per Share Indemnity Escrow Payout Amount, if any, multiplied by (y) the number of shares of Series G Preferred Stock issuable upon the exercise of such Series G Warrant immediately prior to the Effective Time, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement; plus (C) (x) the Series G Per Share Contingent Payment Amount, if any, payable pursuant to and in accordance with Section 10.1 multiplied by (y) the number of shares of Series G Preferred Stock issuable upon the exercise of such Series G Warrant immediately prior to the Effective Time, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 10.1 (the foregoing clauses (A), (B) and (C) collectively, the “Per Series G Warrant Consideration”).
(ii) In respect of each Series E Warrant outstanding as of the Effective Time, (A) (x) the positive difference, if any, of the Closing Series E Per Share Payment minus the exercise price per share of Series E Preferred Stock issuable upon the exercise of such Series E Warrant immediately prior to the Effective Time multiplied by (y) the number of shares of Series E Preferred Stock issuable upon the exercise of such Series E Warrant immediately prior to the Effective Time (the “Closing Series E Per Warrant Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.4(b); plus (B) (x) the Series E Per Share Indemnity Escrow Payout Amount, if any, multiplied by (y) the number of shares of Series E Preferred Stock issuable upon the exercise of such Series E Warrant immediately prior to the Effective Time, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement; plus (C) (x) the Series E Per Share Contingent Payment Amount, if any, multiplied by (y) the number of shares of Series E Preferred Stock issuable upon the exercise of such Series E Warrant immediately prior to the Effective Time, which amount shall be payable following the Effective Time pursuant to and in accordance with Section 10.1 (the foregoing clauses (A), (B) and (C) collectively, the “Per Series E Warrant Consideration”).
(iii) In respect of each Series D Warrant outstanding immediately prior to the Effective Time, (A) (x) the positive difference, if any, of the Closing Series B, C and D Per Share Payment minus the exercise price per share of Series D Preferred Stock issuable upon the exercise of such Series D Warrant immediately prior to the Effective Time multiplied by (y) the number of shares of Series D Preferred Stock issuable upon the exercise of such Series D Warrant immediately prior to the Effective Time (the “Closing Series D Per Warrant Payment”), which amount shall be payable following the Effective Time in accordance with Section 4.4(b); plus (B) (x) the Series B, C and D Per Share Indemnity Escrow Payout Amount, if any, multiplied by (y) the number of shares of Series D Preferred Stock issuable upon the exercise of such Series D Warrant immediately prior to the Effective Time, which amount shall be payable following the Effective Time in accordance with Article XI and the Escrow Agreement (the foregoing clauses (A) and (B) collectively, the “Per Series D Warrant Consideration”).
(b) Procedures.
(i) The foregoing payments set forth in clause (a)(i) may be made by Parent or any of its Affiliates, or, at Parent’s election, the Paying Agent and those set forth in clauses (a)(ii) and (a)(iii), if any, shall be made in the manner set forth in Article V, Article X and Article XI of this Agreement, as applicable.
(ii) Promptly after the Effective Time, Parent shall, or shall cause the Paying Agent to, deliver the applicable amounts of the Closing Warrant Payment provided for in this Section 4.4 and reflected in the Consideration Allocation Schedule with respect to holders of Company Warrants to such holders of Company Warrants (solely with respect to shares of Company Capital Stock covered by such Company Warrants) as soon as reasonably practicable after (x)

the surrender by such holder of its Company Warrant and (y) the execution by any such holder of an instrument in the form determined by Parent and reasonably acceptable to the Company, providing for the appointment by such holder of the Stockholders’ Agent pursuant to Section 10.3 of this Agreement and such other matters as Parent may reasonably request. In the event any Company Warrants shall have been lost, stolen or destroyed, a holder of such Company Warrants shall have to make and deliver to Parent or the Surviving Corporation an affidavit of that fact by such holder and an agreement in form reasonably satisfactory to Parent indemnifying Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Warrants; provided, however, notwithstanding the foregoing, Parent or the Surviving Corporation may, in its discretion and as a condition precedent to the payment of any amounts hereunder, require such record holder to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Warrant.
(c) At or prior to the Effective Time, the Company shall take any actions that are necessary to effectuate the provisions of Section 4.4(a).
(d) The Company shall take all actions necessary to ensure that, assuming compliance by Parent with its obligations under Sections 4.2 and 4.3, from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Capital Stock or other capital stock of the Company or any of its Subsidiaries to any Person pursuant to or in settlement of Company Warrants issued or outstanding at any time prior to the Effective Time.
(e) Certain Additional Definitions. For purposes of this Agreement:
(i) “Closing Warrant Payment” means the Closing Series D Per Warrant Payment, the Closing Series E Per Warrant Payment and the Closing Series G Per Warrant Payment.
(ii) “Per Warrant Consideration” means the Per Series D Warrant Consideration, the Per Series E Warrant Consideration and the Per Series G Warrant Consideration, as applicable.
4.5. Consideration Allocation Schedule.
(a) Attached as Exhibit B to this Agreement is a form of schedule that will set forth a description of the amounts payable in respect of the Transactions, including pursuant to the Escrow Agreement and the MIP to the Former Securityholders, the MIP Participants, the Ordinary B Shareholders and the Loan Note Holders, including:

(i) the name of each Former Securityholder, MIP Participant, Ordinary B Shareholder and Loan Note Holder;
(ii) (A) the number of Ordinary B Shares held by each Ordinary B Shareholder, (B) the number of shares of each class of Company Capital Stock, Company Options and Company Warrants held by each Former Securityholder, (C) the aggregate principal amount and accrued interest as of the Accrual Cut-off Date, if any, of each Loan Note Holder and the number of             shares of Series G Preferred Stock that each Loan Note Holder shall be ultimately entitled to immediately prior to the Effective Time following the UK Sub Conversion and (D) the amount of the Accrued Dividend payable on each share of Series G Preferred Stock through the Accrual Cut-Off Date, in each case, broken out by each instrument representing the foregoing securities, as applicable;
(iii) the number of shares of Company Common Stock that each share of Company Preferred Stock, Company Options and Company Warrants held by each Former Securityholder and each Loan Note Holder is convertible into as of immediately prior to the Effective Time, if applicable, broken out by each instrument representing the foregoing securities;
(iv) the aggregate amount of the Merger Consideration payable to each Former Securityholder and each Loan Note Holder, together with a detailed breakdown of each component thereof and the total withholding amounts and Transaction Taxes, if any, with respect thereto, calculated pursuant to, and in accordance with, this Agreement (assuming, solely for purposes of such schedule, the payment in full of the Merger Consideration with no adjustments pursuant to Section 5.2(b)); and
(v) the aggregate amounts of the MIP Gross Payouts payable to each MIP Participant, together with a detailed breakdown of each component thereof and the total withholding amounts, if any, with respect thereto, calculated pursuant to, and in accordance with, this Agreement and the MIP;
the foregoing, as the same will be completed prior to the Closing in accordance with Section 7.17, including to reflect the adjustments made pursuant to Section 5.1(a), and, following the Closing, to reflect the matters set forth above with respect to each Former Securityholder, MIP Participant, Ordinary B Shareholder, and Loan Note Holder, and to reflect the actual post-Closing distributions, pursuant to Section 10.3(d), the “Consideration Allocation Schedule”.
(b) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Parent or the Surviving Corporation or any of their respective Affiliates, (i) Parent and the Surviving Corporation are entitled to rely on the Consideration Allocation

Schedule in making payment or disbursement to any Person pursuant to this Agreement and (ii) in no event shall Parent or the Surviving Corporation or any of their respective Affiliates have any Liability to any Person (including the Stockholders’ Agent and each of the Former Securityholders, the Ordinary B Shareholders and the Loan Note Holders) for the payment or disbursement by any Person (including Parent and the Surviving Corporation and their respective Affiliates and Representatives) in accordance with the Consideration Allocation Schedule, as updated from time to time in accordance with the terms of this Agreement.
4.6. No Transfers; No Conversions or Exchanges.
(a) At the Effective Time, the stock transfer books of the Company and all of its Subsidiaries shall be closed, and there shall thereafter be no further registration of transfers of shares of Company Capital Stock, Company Warrants or other securities or interests of the Company or any of its Subsidiaries outstanding immediately prior to the Effective Time.
(b) At and after the Effective Time, each holder of a Certificate and each former holder of Company Options and Company Warrants shall cease to have rights as a holder of such securities, except for the right to receive the payments specified in this Agreement, or, with respect to the holders of Company Capital Stock, to the extent but only to the extent permitted by applicable Law, to assert dissenter’s rights, and no transfer of shares shall thereafter be made on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates, Company Options or Company Warrants are presented to the Paying Agent, Parent or the Surviving Corporation, they shall be canceled and exchanged for the applicable portion of the payments set forth in this Agreement to the extent provided in the Consideration Allocation Schedule. No holder of any other security or interest of the Company or any of its Subsidiaries shall have any rights with respect to any other payments hereunder or otherwise following the Effective Time against Parent, the Surviving Corporation, or any of their respective Subsidiaries and Affiliates.
(c) At the Effective Time, there shall thereafter be no further registration of conversion or exchange of shares of Company Capital Stock or any Loan Notes or other securities or interests outstanding immediately prior to the Effective Time on the records of the Company, UK Sub or other Subsidiaries of the Company. At and after the Effective Time, each holder of Company Preferred Stock and Loan Notes shall cease to have rights to convert or exchange any of the Company Preferred Stock or Loan Notes held by such holder.
4.7. Merger Consideration Satisfied by Merger Loan Notes
(a) Subject to Sections 4.7(b) and 4.7(d), each Former Stockholder who is a United Kingdom resident for taxation purposes (a “UK Holder”) shall receive all of the Contingent Payments payable to such UK Holder in respect of Company Capital Stock through the issuance of such principal amount of Merger Loan Notes as is equal to the cash amount of any Contingent Payment as and when payable to such UK Holder pursuant to the terms of this Agreement (any such amount, the “Relevant Cash Amount”). Promptly following the date hereof, and in any event no later than the Effective Time, the Stockholders’ Agent shall deliver a notice to Parent identifying each UK Holder. No later than twenty (20) business days prior to the date a Contingent Payment is payable by Parent pursuant to this Agreement to a UK Holder, the Stockholders’ Agent shall send Parent a notice identifying: (i) the Relevant Cash Amount in respect of such Contingent Payment payable for each such UK Holder as reflected in the Consideration Allocation Schedule updated and used for the payment of such Contingent Payment; and (ii) such other information as Parent may request (the “Merger Loan Note Notice”). Subject to Sections 4.7(b) and 4.7(d), Parent shall then issue a Merger Loan Note in the name of each UK Holder set forth in the Merger Loan Note Notice, in a principal amount equal to the Relevant Cash Amount applicable to such UK Holder, and shall deliver such Merger Loan Notes to the Stockholders’ Agent on behalf of the UK Holders. All references in Section 4.2(c) to “in cash” (as regards payment to a UK Holder) shall be deemed to include a reference to the issue of Merger Loan Notes and this Section 4.7 to the extent that a Merger Loan Note Notice has been validly issued to a UK Holder.
(b) As a condition to Parent’s issuance of any Merger Loan Note to a UK Holder, the Stockholders’ Agent agrees, and by accepting such Merger Loan Note such UK Holder agrees, that Parent shall be entitled to rely on the accuracy of the Relevant Cash Amounts contained in the Merger Loan Note Notice and that the Merger Loan Note shall constitute full and final satisfaction of all amounts payable to the UK Holder in respect of the applicable Contingent Payment under this Agreement. Parent shall not have any obligation to confirm that the Relevant Cash Amounts set forth in the Merger Loan Note Notice have been accurately calculated in accordance with terms and conditions of this Agreement.
(c) Any Merger Loan Note Notice issued by the Stockholders’ Agent shall be irrevocable.
(d) Notwithstanding anything set forth in this Section 4.7, Parent shall have no obligation to issue any Merger Loan Notes hereunder unless any individual issuance, individually and/or taken together with any prior issuances and any potential subsequent issuances and other facts and circumstances, can be accomplished in a transaction that is, in Parent’s judgment, exempt from registration and qualification under U.S. federal and state securities laws or any other Law or would have an adverse Tax impact or any other adverse impact of any nature on Parent or its Affiliates (including the Surviving Corporation).

4.8. No Interest. For the avoidance of doubt, no interest shall accrue on any amounts payable under this Agreement to any Former Securityholder or any MIP Participant.
4.9. Rounding. Any payments to any Former Securityholder under this Agreement shall be rounded up or down to the nearest whole cent.
ARTICLE V
Consideration Adjustment
5.1. Adjusted Closing Consideration.
(a) At least five (5) business days prior to the Closing Date, the Company shall prepare, or cause to be prepared, and deliver to Parent its (i) good faith estimate of the Net Cash as of the Closing (the “Estimated Closing Net Cash”), including the Debt as of the Closing (the “Estimated Closing Debt”) and (ii) an updated Consideration Allocation Schedule. In calculating the Estimated Closing Net Cash, the Company shall use the form of net cash statement set forth in Annex C to this Agreement (the “Form of Net Cash Statement”). The Company shall determine the estimate for the Estimated Closing Net Cash (including the respective line items for Current Assets and Current Liabilities set forth on the Form of Net Cash Statement) and the Estimated Closing Debt in accordance with the accounting methods, policies, practices and procedures set forth in Annex C to this Agreement (collectively, the “Accounting Policies”) and, (x) to the extent supplemental guidance is required, GAAP, and (y) to the extent further supplemental guidance is required, the past accounting methods, policies, practices and procedures of the Company and in the same manner, with consistent classification and estimation methodology, as the Audited Consolidated Financial Statements; provided that in the event that the Form of Net Cash Statement and/or the Accounting Policies conflict with any of the sources set forth in the preceding clause (x) or (y), the Form of Net Cash Statement and the Accounting Policies shall prevail (the “Preparation Guidelines”). The Estimated Closing Net Cash shall be used in determining the Adjusted Closing Consideration to be paid by Parent at Closing for purposes of this Agreement in the manner set forth in Section 5.1(b) below.
(b) With no further agreement of the parties required, the Adjusted Closing Consideration shall be determined by automatically adjusting the Up-Front Payment as set forth in the next sentence. The Adjusted Closing Consideration shall be equal to the Up-Front Payment adjusted as follows: if (x) the Estimated Closing Net Cash is greater than the Reference Amount, plus the amount of such excess, or (y) the Estimated Closing Net Cash is less than the Reference Amount, minus the amount of such shortfall.
5.2. Post-Closing Consideration Adjustment.
(a) Preparation of the Closing Net Cash and Closing Debt.

(i) Parent shall, as soon as practicable, and in no event later than the last business day before the end of the quarter in which the Closing Date occurs, prepare, or cause to be prepared, and deliver to the Stockholders’ Agent, a statement of (x) the actual Net Cash as of the Closing (the “Closing Net Cash”), including the actual Debt as of the Closing (the “Closing Debt”).
(ii) In preparing or causing to be prepared the statement of Closing Net Cash, Parent shall use the Form of Net Cash Statement. Parent shall determine the Closing Net Cash (including the respective line items for Current Assets, Current Liabilities and Closing Debt set forth on the Form of Net Cash Statement) in accordance with the Accounting Policies and the Preparation Guidelines.
(b) Review of the Closing Net Cash. The Stockholders’ Agent shall complete its review of the Closing Net Cash within thirty (30) calendar days after delivery thereof by Parent. In the event that the Stockholders’ Agent determines that the Closing Net Cash has not been prepared on the basis set forth in Section 5.2(a) and the amounts in dispute exceed [**] in the aggregate, the Stockholders’ Agent shall, on or before the last day of such 30-day period, so inform Parent in writing (such writing, “Stockholders’ Agent’s Objection”), setting forth a detailed description of the basis of the Stockholders’ Agent’s determination and the adjustments to the Closing Net Cash that the Stockholders’ Agent believes should be made (for the avoidance of doubt, if the amounts in dispute are equal to or less than $[**] in the aggregate, the Stockholders’ Agent shall have no right to make a Stockholders’ Agent’s Objection pursuant to this Section 5.2(b)); provided, however, that (i) no item of dispute shall be the subject of Stockholders’ Agent’s Objection that is based on developments after the Closing; and (ii) no adjustments shall be permitted to the extent they relate to (w) the specific Tax indemnities set out in Section 7.10(f) (but, for the avoidance of doubt, it being understood that if a particular Tax Liability is included in the Closing Net Cash, nothing shall prevent Parent from proposing adjustments to such items and, if, and to the extent that, such items result in any adjustment of the Up-Front Payment under Section 5.1 or 5.2 of this Agreement, there shall be no double claim under Section 7.10(f) or 10.2); (x) the indemnities set out in Section 10.2 (but, for the avoidance of doubt, it being understood that if a particular Liability is included in the Closing Net Cash, nothing shall prevent Parent from proposing adjustments to such items and, if, and to the extent that, such items result in any adjustment of the Up-Front Payment under Section 5.1 or 5.2 of this Agreement, there shall be no double claim under Section 7.10(f) or 10.2) or (y) matters that are the subject of a settled indemnification claim already notified under this Agreement.
(c) Determination by Independent Accountant.
(i) Parent shall have thirty (30) calendar days from its receipt of the Stockholders’ Agent’s Objection to review and respond to Stockholders’ Agent’s Objection. If the Stockholders’ Agent and Parent are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in the Stockholders’ Agent’s Objection within fifteen (15) calendar days following the completion of Parent’s review of Stockholders’ Agent’s Objection, each of them shall have the right to refer any remaining disagreements (the “Remaining Disagreements”) to Independent Accountant. Parent and the Stockholders’ Agent will then promptly enter into reasonable and customary arrangements for the services to be rendered by the Independent Accountant hereunder. The Independent Accountant, acting as an expert and not as an arbitrator, shall determine, on the basis set forth in and in accordance with Section 5.2(a), and only with respect to the Remaining Disagreements so submitted, whether and to what extent, if any, the Closing Net Cash requires adjustment. Parent and the Stockholders’ Agent shall instruct Independent Accountant to deliver its written determination to Parent and the Stockholders’ Agent no later than thirty (30) calendar days after the Remaining Disagreements are referred to Independent Accountant.
(ii) Independent Accountant’s determination shall be conclusive and binding upon Parent and the Stockholders’ Agent and their respective Affiliates, absent any manifest error. In resolving any Remaining Disagreements, Independent Accountant may not assign a value to such item greater than the greatest value for such item asserted by the Stockholders’ Agent or Parent or less than the smallest value for such item asserted by the Stockholders’ Agent or Parent.
(iii) The “Final Closing Net Cash” shall be equal to the Closing Net Cash in the statement delivered by Parent pursuant to Section 5.2(a) in the event there is no timely Stockholders’ Agent’s Objection and shall be equal to the Net Cash as agreed to by Parent and the Stockholders’ Agent or as determined by Independent Accountant in the event of a timely Stockholders’ Agent’s Objection.
(iv) The fees and disbursements of Independent Accountant shall be borne by Parent and the Stockholders’ Agent in the proportion that the aggregate value of those Remaining Disagreements that Independent Accountant determines require adjustment bears to the aggregate value of those Remaining Disagreements that Independent Accountant determines not to require adjustment.
(d) Cooperation.
(i) Without limitation to Section 7.3, Parent, the Surviving Corporation and the Subsidiaries of the Surviving Corporation shall provide to the Stockholders’ Agent and its accountants reasonable access to the books and records of the Surviving Corporation and the Subsidiaries of the Surviving Corporation and to any other information, including work papers of its accountants (subject to customary hold harmless covenants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for the Stockholders’ Agent to submit a Stockholders’ Agent’s Objection.
(ii) The Stockholders’ Agent and Parent shall make readily available to Independent Accountant all relevant books and records and any work papers (including those of their respective accountants, subject to customary hold harmless agreements) relating to the Closing Net Cash, and Stockholders’ Agent’s Objection and all other items reasonably requested by Independent Accountant in connection therewith.
(e) Payment of Post-Closing Adjustment Amount. If (i) the Post-Closing Adjustment Amount is a positive number (that is, the Final Consideration exceeds the Adjusted Closing Consideration), then Parent shall (or shall cause the Company) promptly (and in any event within five (5) business days) after the final determination thereof pay to the Escrow Agent on behalf of the Former Securityholders, the amount of such difference, which, for the avoidance of doubt, shall not constitute a part of the Indemnity Escrowed Cash, and shall be paid out to the Former Securityholders together with the Indemnity Escrowed Cash that is not subject to a Reserve [**] of the Closing (or, if such day is not a business day, on the immediately following business day), or (ii) the Post-Closing Adjustment Amount is a negative number (that is, the Final Consideration is less than the Adjusted Closing Consideration), after the final determination thereof, the Escrow Agent shall distribute the amount of such difference from the Indemnity Escrow Account to Parent to an account or accounts designated in writing by Parent; and, in each case, plus interest from the Closing Date to, but not including, the date of payment at LIBOR calculated based on (A) the actual number of days between the Closing Date and the date of payment of the Post-Closing Adjustment Amount, divided by (B) 365. Upon the payment of the amount specified in clause (A) above, if any, to the Escrow Agent on behalf of the Former Securityholders, Parent shall cease to have any further liability or obligation to any of the foregoing with respect to these matters.
(f) No Duplication. For the avoidance of doubt, there shall be no duplication between: (i) the Current Liability and Debt calculations performed in the determination of Net Cash (including any line items and other components included therein) and any related adjustments hereunder and/or (ii) the adjustments under Section 5.1 or 5.2 of this Agreement.
ARTICLE VI
Representations and Warranties
6.1. Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Sub as follows, except as expressly set forth in the disclosure letter delivered by the Company to Parent not less than 48 hours prior to entering into this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article VI, and the disclosure in any paragraph of the Company Disclosure Letter shall qualify (1) the corresponding paragraph in this Article VI and (2) the other paragraphs in this Article VI to the extent that it is reasonably apparent from the face of such disclosure that it also qualifies or applies to such other paragraphs.
(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and Assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its Assets or properties or conduct of its business requires such qualification, except for where the failure to be so duly organized, validly existing or in good standing, or the failure to possess such corporate or similar power, authority and qualification would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company has made available to Parent true and correct copies of (i) all minute books of all meetings of directors and stockholders or actions by written consent of the Company and US Sub since the time of formation to the date hereof, and (ii) the statutory books (including all registers and minute books) of UK Sub for the five (5) years prior to the date hereof. The statutory books (including all registers and minute books) of UK Sub have been kept up-to-date and are maintained in accordance with applicable Laws and all returns, particulars, resolutions and other documents required to be delivered to the Registrar of Companies by UK Sub have been so delivered in accordance with applicable Laws and are in all material respects correct. Section 6.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.
(b) Capital Structure.
(i) The authorized capital stock of the Company consists of (A) 880,602,417 shares of Company Common Stock, of which there were issued and outstanding as of the close of business on the date of this Agreement 5,251,546 shares, and (B) 1,295,135,846 shares of Company Preferred Stock. As of the date of this Agreement, there were issued and outstanding: (A) 95,213 shares of Series A Preferred Stock convertible into 95,213 shares of Common Stock; (B) 18,517,457 shares of Series B Preferred Stock convertible into 41,059,370 shares of Common Stock; (C) 3,429,024 shares of Series C Preferred

Stock convertible into 7,603,288 shares of Common Stock; (D) 15,569,616 shares of Series D Preferred Stock convertible into 34,523,017 shares of Common Stock; (E) 27,725,435 shares of Series E Preferred Stock convertible into 61,476,515 shares of Common Stock; (F) 336,913,747 shares of Series G Preferred Stock convertible into 336,913,747 shares of Common Stock; and (G) 19,000 shares of Series M Preferred Stock convertible into 19,000 shares of Common Stock. As of the date of this Agreement, there was no Series G-1 Preferred Stock issued and outstanding. As of the date of this Agreement, there were issued and outstanding: (A) warrants to purchase 1,819,221 shares of Series D Preferred Stock convertible into 4,033,812 shares of Common Stock (“Series D Warrants”); (B) warrants to purchase 4,270,924 shares of Series E Preferred Stock convertible into 9,470,054 shares of Common Stock (“Series E Warrants”); and (C) warrants to purchase 121,408,312 shares of Series G Preferred Stock convertible into 121,408,312 shares of Common Stock (“Series G Warrants”, and, together with the Series D Warrants and Series E Warrants, the “Company Warrants”).
(ii) All outstanding shares of Company Common Stock and Company Preferred Stock (A) are duly authorized, validly issued, fully paid and non-assessable, (B) are free of any Liens and (C) were not issued in violation of any preemptive rights or rights of first refusal created by Law, the Certificate of Incorporation or by-laws of the Company or any Contract to which Company is a party or by which it is bound. Other than 98,732,119 shares reserved for issuance under the Company’s 2005 Stock Incentive Plan and 2003 Enterprise Management Incentive Scheme (the “Stock Plans”), the Company has no capital stock reserved for issuance. Nothing in this Agreement or in the Company Disclosure Letter shall prevent or limit in any manner Parent Indemnified Party’s indemnification rights provided in this Agreement with respect to any Losses arising out of or in connection with the matters set forth in Section 6.1(b)(ii)(3) of the Company Disclosure Letter.
(iii) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plans pursuant to which it was issued, (B) has an exercise price per share of Company Common Stock determined by the board of directors of the Company at the time of grant to be equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee thereof actually awarded such Company Option, (D) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s tax returns and (E) does not trigger any liability for the holder thereof under Section 409A of the Code. Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Stock Plans, such shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Liens. As of (x) the date hereof, there are 9,350 shares of Company restricted stock issued and outstanding, and (y) immediately prior to the Effective Time, there will be no shares of Company restricted stock issued and outstanding.
(iv) Section 6.1(b)(iv) of the Company Disclosure Letter contains a correct and complete list of (x) each Company Warrant and (y) each Company Option, including, as applicable, the holder’s name, country and state (if applicable) of residence at the date of both grant and exercise of the Company Option, date of grant, term, number of shares of Company Common Stock subject thereto, and, where applicable, exercise price or reference price, number of shares of Company Common Stock vested as of such date and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger, and, in the case of a Company Option, whether the option is an Incentive Stock Option (within the meaning of the Code) or is an option granted under the EMI Plan, and the Stock Plans or other Company Benefit Plan under which such Company Options was granted.
(v) The Company has delivered or made available to Parent true and complete copies of each (A) form of Company Warrant and each Warrant Agreement evidencing or relating to such Company Warrant; (B) form of award agreement for each Company Option; (C) any other stock option and other award agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply; and (D) all Contracts and other documents governing or otherwise relating to the Loan Notes and the Ordinary B Shares.
(vi) The entire allotted, issued and outstanding share capital of UK Sub consists of (A) 490,200 Ordinary A Shares, all of which are owned by the Company; and (B) 490,200 Ordinary B Shares, all of which are owned by the Ordinary B Shareholders. The directors of UK Sub have authority to allot shares in UK Sub up to an aggregate nominal amount of GBP 20,000,000, to be made up of: (A) 1,000,000 Ordinary A Shares; (B) 500,000 Ordinary B Shares; and (C) 500,000 Ordinary C Shares.
(vii) All of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries: (A) are duly authorized, validly issued, fully paid and non-assessable, (B) are free of any Liens, (C) were not issued in violation of any preemptive rights or rights of first refusal created by Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound, and (D) other than as set forth in Section 6.1(b)(vii) of the Company Disclosure Letter, are owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company.

(viii) Section 6.1(b)(viii) of the Company Disclosure Letter sets forth: (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership, voting or other interest in, or obligation to contribute any capital or make any loans or advances to, any other Person. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).
(ix) Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities, interests or obligations of the Company or any of its Subsidiaries or any securities, interests or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities, interests or obligations evidencing such rights are authorized, issued or outstanding. Immediately upon the Effective Time, there will be no right of any kind that obligates the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities, interests or obligations of the Company or any of its Subsidiaries or any securities, interests or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.
(x) There are no other Contracts relating to the voting, purchase or sale of the capital stock of the Company or any of its Subsidiaries (A) between or among the Company, any of its Subsidiaries and the stockholders of the Company or any of its Subsidiaries or any other Person, and (B) to the Knowledge of the Company or any of its Subsidiaries, between or among any of the stockholders of the Company or any of its Subsidiaries or any other Person. Except as set forth in Section 6.1(b)(x) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, loan or other notes or other obligations the holders of which have the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter (“Voting Debt”).
(xi) Section 6.1(b)(xi) of the Company Disclosure Letter sets forth, as of the date hereof: the true and correct number of shares of Company Capital Stock that each current stockholder of the Company holds of record.

(xii) After giving effect to the Transactions, and subject to Section 4.2(f), Parent will directly own one hundred percent (100%) of the outstanding capital stock of the Company, the Company will directly own one hundred percent (100%) of the allotted, issued and outstanding share capital of UK Sub, and UK Sub will own directly one hundred percent (100%) of the outstanding capital stock of US Sub, in each case not subject to any preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any other Person to issue or sell any shares of capital stock or other securities or Indebtedness of the Company, UK Sub or US Sub or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, UK Sub or US Sub (including, in each case, any voting, economic or other rights attaching thereto). Without limitation of the foregoing and for the avoidance of doubt, after giving effect to the Transactions, there will be no Loan Notes or any other convertible loan notes of UK Sub outstanding.
(xiii) The Consideration Allocation Schedule to be delivered pursuant to Sections 8.2(p) and 10.3(d) of this Agreement will be, true, complete and correct, and comply with this Agreement, in all respects.
(xiv) There is $20,909,457 aggregate principal amount of Loan Notes outstanding, convertible by their terms into Ordinary C Shares pursuant to the Loan Note Instruments in effect as of the date of this Agreement, such number of Ordinary C Shares being exchangeable for 103,403,884 shares of Series G Preferred Stock pursuant to the Exchange Agreement in effect as of the date of this Agreement. There is no interest, dividend or similar payment of any kind payable on the Loan Notes.
(xv) The issuance of the Ordinary C Shares to the Company upon the conversion of the Loan Notes and issuance of the Series G Preferred Stock to the Loan Note Holders, each as set forth and pursuant to the Letter of Instruction, (i) will not create any adverse Tax or other consequences for any of Parent, Company or any of their Subsidiaries or Affiliates (including the Surviving Corporation) and (ii) will result in the same outcome with regard to corporate, tax, accounting and other perspectives as the default mechanisms for such conversion and issuance as set forth in the Loan Note Instruments and the Exchange Agreement.
(xvi) The definition of “Credit Agreements” contained in Section 1.1 of this Agreement includes all agreements or Contracts under which the Company or any of its Subsidiaries have any outstanding long term debt or loans (except loans covered by the Loan Note Instruments). The definition of “Pledge and Security

Agreements” contained in Section 1.1 of this Agreement includes all agreements or Contracts under which any Assets of the Company or any of its Subsidiaries are subject to any security interest to secure the performance of any obligation, including the payment of any Indebtedness (except Permitted Liens). The definition of “Warrant Agreements” contained in Section 1.1 of this Agreement includes all agreements and documents providing for or evidencing the issuance of warrants to purchase capital stock of the Company or any of its Subsidiaries or governing the rights of holders of such warrants, whether or not such warrants are issued or outstanding. The definition of “Loan Note Instruments” contained in Section 1.1 of this Agreement includes all agreements and documents providing for or evidencing the issuance of loan notes that are convertible or exercisable by their terms to any capital stock of the Company or any of its Subsidiaries.
(xvii) Section 6.1(b)(xvii) of the Company Disclosure Letter sets forth, as of the date hereof the aggregate amount of long term debt or loans of the Company and its Subsidiaries (excluding the Loan Notes). The Existing Debt Payoff Amounts shall cover all of the outstanding long term debt or loans (excluding the Loan Notes) of the Company and its Subsidiaries and all other amounts outstanding and/or accrued thereunder, including any prepayment fees, expenses or penalties, and there will be no further obligations in respect of any lender or other party thereunder.
(xviii) Article IV of this Agreement complies with the Certificate of Incorporation, other than as set forth in this Agreement with regard to the definition of “Accrual Cut-Off Date”.
(c) Corporate Authority and Approval.
(i) The Company, UK Sub and other Subsidiaries of the Company have all requisite corporate power and authority to execute and deliver this Agreement and such of the Ancillary Agreements as they are a party to, and to perform their obligations under this Agreement and such of the Ancillary Agreements as they are a party to, including to consummate the Transactions. The (A) affirmative vote or consent of the holders of a majority of the outstanding Company Capital Stock (on an as-converted to Company Common Stock basis) entitled to vote on the adoption of this Agreement on the record date chosen for purposes of determining the stockholders of the Company entitled to vote on the approval of this Agreement; (B) affirmative vote or consent of the holders of at least forty percent (40%) of the outstanding shares of Company Preferred Stock voting or acting together as a single class and on an as-converted to Company Common Stock basis; and (C) affirmative vote or consent of the holders of at least seventy-two percent (72%) of the Series G Preferred Stock on an as-converted to Company Common Stock basis including Deemed Issued Stock, as defined in the Stockholders’ Agreement, are the only votes of the holders of any Company

Capital Stock necessary under the DGCL, the Certificate of Incorporation and/or the Stockholders’ Agreement to adopt this Agreement (collectively, the “Required Stockholder Vote”). Without limitation to the provisions of Section 6.1(d), this Agreement, including, without limitation, the provisions of Article IV hereof, the Ancillary Agreements and the Transactions do not violate the provisions of the Certificate of Incorporation, the by-laws of the Company, all other organizational documents of the Company and its Subsidiaries, the Stockholders’ Agreement and the Exchange Agreement, and the only stockholder action on the part of holders of Company Capital Stock that is required in connection therewith is the Required Stockholder Vote. The board of directors of the Company has unanimously (A) declared that the Merger and the other Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (B) approved this Agreement and the Ancillary Agreements to which it is a party in accordance with the provisions of DGCL, (C) directed that this Agreement, the Ancillary Agreements to which it is a party, the Merger and the other Transactions be submitted to the stockholders of the Company for their adoption and approval by written consent and (D) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and approval of the Ancillary Agreements to which it is a party, the Merger and the other Transactions immediately following the execution of this Agreement. On the date hereof, the Company Voting Stockholders shall execute a written consent with respect to all shares of Company Capital Stock held by each such holder, adopting this Agreement and approving the Ancillary Agreements to which the Company is a party, the Merger and the other Transactions, and as a result, the Required Stockholder Vote will have been obtained and no other corporate proceedings will be necessary to authorize this Agreement or to consummate the Merger and the other Transactions (other than the filing and recordation of the Delaware Certificate of Merger and such other documents as required by the DGCL). As a result of the Company’s receipt of the Required Stockholder Vote, the Merger will have been approved by the Company’s stockholders in accordance with the DGCL and other applicable Law, Contracts and other documents on the date hereof, immediately following the execution of this Agreement. The board of directors of the Company has taken all action so that Parent, Merger Sub and their respective Affiliates will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Transactions in the manner contemplated hereby. This Agreement, and such of the Ancillary Agreements as they are a party to, have been duly executed and delivered by the Company and its Subsidiaries and, assuming the valid execution and delivery by all counterparties hereto and thereto, each constitutes a valid and binding obligation of the Company and its Subsidiaries enforceable against the Company and its Subsidiaries in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”).
(ii) Except for the automatic call and conversion options and transfer restrictions described in Section 7.5, none of the Company Capital Stock, the Ordinary B Shares or the Loan Notes are subject to any call rights, put rights, exchange or conversion rights or any restrictions or limitation on transfer or encumbrance under any Contract.
(iii) The Company will distribute to all Former Securityholders according to Section 7.11 an information statement in form reasonably acceptable to Parent (together with any amendments thereof or supplements thereto, the “Information Statement”) relating to the action of the Company stockholders, by written consent in lieu of a meeting, to adopt this Agreement. The Information Statement will include the recommendation of the board of directors of the Company to the Company stockholders in favor of adoption of this Agreement and approval of the Ancillary Agreements, the Merger and the other Transactions.
(d) Governmental Filings; No Violations; Certain Contracts.
(i) Other than the filings and/or notices (A) pursuant to Section 2.4, (B) under the HSR Act and (C) with or to those foreign Governmental Entities regulating competition and antitrust Laws listed on Section 6.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or international governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity, including, for the avoidance of doubt, any tax authority (each, a “Governmental Entity”), and any domestic or foreign institutional review board, privacy board or ethics committee approving any clinical trial involving the Company Products (each, a “Review Board”) or any other Person in connection with the execution, delivery and performance of this Agreement by the Company and UK Sub and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time.
(ii) The execution, delivery and performance of this Agreement, and such of the Ancillary Agreements as it is a party to, by the Company or any of its Subsidiaries do not, and the consummation of the Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the Certificate of Incorporation or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice or lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the acceleration of or creation of any obligations or the creation of any Lien on the Company Products or any other Assets of the Company or any of its Subsidiaries (or, after giving effect to the Transactions, Parent or its Subsidiaries) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, loan, credit agreement, arrangement or other obligation, including all amendments, supplements or modifications thereto, and all plans and budgets approved by any governance or other committee established thereunder or otherwise contemplated thereby, whether written or oral (each, a “Contract”), in each case, that would be binding upon the Company or any of its Subsidiaries (including, for the avoidance of doubt, the Exchange Agreement and the Stockholders’ Agreement), or any Laws or governmental or non-governmental permit or license applicable to the Company or any of its Subsidiaries or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except such breaches, violations, terminations, defaults, accelerations, creations or changes that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. Section 6.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of all Material Contracts (as defined in Section 6.1(j)(i)) pursuant to which consents or waivers are or may be required prior to consummation of the Transactions.
(iii) Neither of the Company nor any of its Subsidiaries is a party to or bound by any non-competition or other Contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after giving effect to the Transactions, Parent or its Subsidiaries) may engage, including the development and commercialization of the Company Products, or the manner or locations in which any of them may so engage in any business with respect to the Company Products.
(e) Financial Statements. The Company has delivered to Parent (i) the audited consolidated balance sheets and statements of operations of the Company and its Subsidiaries as of and for the fiscal years ended March 31, 2008, 2009 and 2010 (the “Audited Consolidated Financial Statements”), and (ii)(A) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2010 (the “Company Balance Sheet”) and (B) the unaudited consolidated statement of operations of the Company and its Subsidiaries for the nine-month period ended December 31, 2010 (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP (except as disclosed in the notes thereto and except that the unaudited Company Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered and are consistent with the books and records of the Company and its Subsidiaries. The Company Financial Statements fairly present, in all material respects and in accordance with GAAP, the consolidated financial condition of the Company and its Subsidiaries as of the dates indicated therein and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Company Financial Statements. The UK Accounts have been prepared in accordance with applicable Law and in accordance with the accounting principles, standards and practices generally accepted in the United Kingdom, and the UK Accounts give a true and fair view of the assets, liabilities and state of affairs of UK Sub and of the profits and losses of UK Sub as of the date thereof and for the period covered thereby.
(f) Absence of Certain Changes. Since March 31, 2010, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices, and there has not been:
(i) any change in the financial condition, properties, Assets (including IP Rights), Liabilities, business or results of operations of the Company and its Subsidiaries or any development or combination of developments which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;
(ii) any material damage, destruction or other loss with respect to any material Asset or property, including material IP Rights, owned, leased, licensed or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;
(iii) any merger or consolidation of the Company or any of its Subsidiaries with any Person or any split, combination or reclassification of the capital stock of the Company or any of its Subsidiaries or any issuance, purchase, redemption or other acquisition, directly or indirectly, by the Company or any of its Subsidiaries of the capital stock of the Company or such Subsidiary or any securities convertible into or exchangeable or exercisable therefor;
(iv) any declaration, setting aside or payment of any dividend or other distribution, payable in cash, stock, property or otherwise, in respect of the capital stock of the Company or any of its Subsidiaries, other than dividends from their respective wholly-owned Subsidiaries;
(v) any transfer, lease, license, guarantee, sale, mortgage, pledge, disposal or encumbrance of (A) any material IP Rights or (B) any other property, Assets or interest therein of the Company or any of its Subsidiaries in excess of $[**] individually or $[**] in the aggregate (including capital stock of any of the Company’s Subsidiaries), other than (1) in the ordinary course of business consistent with past practice or (2) the incurrence of Permitted Liens;

(vi) any incurrence by the Company or any of its Subsidiaries of any Indebtedness or the issuance of any debt securities or warrants or other rights to acquire debt securities of the Company or any of its Subsidiaries or the assumption, guarantee or endorsement as an accommodation or otherwise by the Company or any of its Subsidiaries of the obligations of any other Person, in the case of any of the foregoing involving $[**] individually or $[**] in the aggregate;
(vii) any acquisition by the Company or any of its Subsidiaries of any Assets or interest in any Assets (including any license of IP Rights) from any other Person (other than of any wholly-owned Subsidiary of the Company) outside the ordinary course of business consistent with past practice in excess of $[**] individually or $[**] in the aggregate;
(viii) any change by the Company or any of its Subsidiaries in its accounting practices, policies or procedures, except as required by GAAP or by Law or a Governmental Entity as concurred to by the Company’s independent auditors;
(ix) any revaluation of any of the material Assets of the Company and/or any of its Subsidiaries except as required by GAAP;
(x) any material increase in or material change (including any such changes reasonably expected to be adopted prior to the Effective Time) or establishment of any bonus, insurance, severance, retention, deferred compensation, pension, retirement, profit sharing, stock option, stock award, restricted stock, stock purchase or other employee benefit plan, or any other material increase or material change (including any such changes reasonably expected to be adopted prior to the Effective Time) in the compensation payable or to become payable to any officers or employees of the Company or any of its Subsidiaries or any material amendment of any of the Company Benefit Plans other than as indicated in Section 6.1(f)(x) of the Company Disclosure Letter;
(xi) any making of any material loan, advance or capital contribution to, or investment in, any Person other than (A) loans, advances or capital contributions to, or investments in Subsidiaries of the Company and (B) loans, advances or capital contributions to, or investments in, any Person (other than routine travel and similar advances made to employees in the ordinary course of business that are consistent in frequency and amount with past practice) in an amount not in excess of $[**] individually or $[**] in the aggregate;
(xii) any amendment to the certificate of incorporation or by-laws or equivalent organizational documents of the Company or any of its Subsidiaries; and

(xiii) any agreement or undertaking to do any of the foregoing.
(g) Litigation and Liabilities.
(i) There are no (A) civil, criminal or administrative actions, suits, claims, hearings or proceedings in progress or pending by or against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries or Assets (including IP Rights); or (B) investigations in progress, pending or, to the Knowledge of the Company, threatened that are against the Company or any of its Subsidiaries; or (C) Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to environmental and occupational safety and health matters, or any other facts or circumstances of which the Company has Knowledge that would reasonably be expected to result in any such actions, suits, claims, hearings, investigations or proceedings. None of the Company or any of its Subsidiaries is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding.
(ii) There are no Liabilities or obligations of any nature of the Company or any Subsidiary of the Company, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or Liabilities of the Company or any of its Subsidiaries, other than:
(A) Liabilities or obligations to the extent reflected on and adequately reserved against in the Company Financial Statements; or
(B) Liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010 in the aggregate amount not exceeding $[**].
(h) Employee Benefits.
(i) Section 6.1(h)(i) of the Company Disclosure Letter sets forth a list that is accurate and complete in all material respects of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, redundancy pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, restricted stock, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, pay and benefits relating to maternity, paternity or adoption leave, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other material benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association”, under Section 501(c)(9) of the Code (“VEBA”) and each “employee benefit plan” within the meaning of Section 3(3) the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential Liability is borne by the Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company (within the meaning of Section 414 of the Code) (collectively, whether or not material and including the Stock Plans, the “Company Benefit Plans”).
(ii) The Company has separately identified in Section 6.1(h)(i) of the Company Disclosure Letter all Company Benefit Plans that (A) provide benefits to non-resident aliens with no United States source income outside of the United States or (B) are currently in effect and that have been adopted or maintained by the Company or its Subsidiaries, whether formally or informally, for the benefit of employees outside the United States (in each case, such Company Benefit Plan a “Company International Benefit Plan”). The Company has separately identified in Section 6.1(h)(i) of the Company Disclosure Letter true and complete copies of all Company Benefit Plans which contain change in control provisions. For purposes of this Section 6.1(h), “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code. Neither the Company nor, to the Knowledge of the Company, any other Person or entity, has made any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or applicable Laws, or as necessary to implement the terms of this Agreement, and there has been no amendment to, or written interpretation or announcement by the Company or any Subsidiary regarding any Company Benefit Plan that would increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to that plan for the fiscal year ended March 31, 2010.
(iii) With respect to each Company Benefit Plan, the Company has made available to Parent copies that are true, correct and complete in all material respects of (A) each Company Benefit Plan (or, if not written, a written summary of its material terms), including all current plan documents, trust agreements, group annuity contracts, insurance policies or contracts, forms of participant agreements, third party administrator or administrative service agreements, summary plan descriptions or other funding vehicles and all amendments thereto and any related notices, registration statements and prospectuses, and, to the extent still in the Company’s possession, any material and still relevant employee communications relating thereto, (B) all current summaries and the most recent summary plan descriptions, together with any summary of modifications, (C) the three most recent annual reports (Form 5500 or 990 series and all schedules attached thereto) filed with the Internal Revenue Service (“IRS”) with respect to such Company Benefit Plan, (D) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter, (E) if applicable, the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, (F) the Company’s standard forms and related notices under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder (“COBRA”) and (G) all filings made by the Company or any ERISA Affiliate of the Company with any Governmental Entity, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.
(iv) With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, that the Company would reasonably expect to subject it to any material Liability (other than for Liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Laws. (A) The Company and each ERISA Affiliate have performed all material obligations required to be performed by them under each Company Benefit Plan and neither the Company nor any ERISA Affiliate is in material default under or in violation of any Company Benefit Plan, (B) each Company Benefit Plan (including any related trust) has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including, without limitation, ERISA and the Code, (C) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code is so exempt, each VEBA has been determined by the IRS to be exempt from U.S. federal income taxation under Section 501(c)(9) of the Code, and to the Knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption, except for such events than can be remedied without material Liability to the Company, (D) neither the Company, any Company Benefit Plan nor to the Knowledge of the Company any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company, any

ERISA Affiliate or any Company Benefit Plan or trustee, administrator or other third-party fiduciary and/or party-in-interest thereof to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, (E) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without any material Liability except for benefits accrued through the date of such amendment, termination or discontinuance, (F) no suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the Assets of any of the trusts under any of the Company Benefit Plans, including any audit or inquiry by the IRS, the United States Department of Labor, the United States Pension Benefit Guaranty Corporation, or the United States Department of Health and Human Services that would reasonably be expected to result in any material Liability, (G) none of the Assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any Lien arising under Section 302 of ERISA or Section 412(n) of the Code, (H) all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all material notices and disclosures required under applicable Law have been timely provided to participants, (I) all contributions and payments to such Company Benefit Plan with regard to US-based employees are deductible under Code Sections 162 or 404 and (J) no Assets of any Company Benefit Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code.
(v) Neither the Company nor any of its ERISA Affiliates sponsors, maintains, contributes to or has an obligation to contribute to, or has, for the past six (6) years, sponsored, maintained, contributed to or had an obligation to contribute to, any (A) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or (B) “multiemployer plan” as defined in Section 3(37) of ERISA.
(vi) Neither the Company nor any ERISA Affiliate is subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plan. All required contributions in respect of any Company Benefit Plan have in all material respects been timely made or properly accrued on the financial statements included in or incorporated by reference into the Company Financial Statements delivered to Parent. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan, nor has any event described in Section

4062, 4063 or 4041 of ERISA occurred with respect to any Company Benefit Plan.
(vii) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger or other Transactions, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) under any Company Benefit Plan or otherwise could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(viii) Except as required by applicable Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits and/or other welfare benefits and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits, and there are no reserve Assets, surplus or prepaid premiums under any Company Benefit Plan. The Company and each ERISA Affiliate are in substantial compliance with (A) the requirements of the applicable health care continuation and notice provisions of COBRA and any similar state Law governing health care coverage extension or continuation, (B) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, (C) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder (“HIPAA”) and (D) the applicable requirements of the Cancer Rights Act of 1998. Neither the Company nor any Subsidiary have any material unsatisfied obligations to any Company employees, former employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other applicable Law governing health care coverage extension or continuation.
(ix) There are no loans by the Company or any of its Subsidiaries outstanding on the date hereof, nor have there ever been any loans (including any loans by the Company or its Subsidiaries subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements), to any of their officers, employees, contractors or directors, (other than loans under any Company Benefit Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the ordinary course of business). Except as disclosed in Section 6.1(h)(ix) of the Company Disclosure Letter, all employees of the Company and its Subsidiaries who are employed in the United States are “at-will” and will not be owed any severance or other payments or benefits upon termination or upon a change in control of the Company.
(x) With respect to each Company Benefit Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all material claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which the Company is, or will become, liable are (A) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (B) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the Liability for such claims or (C) reflected as a Liability or accrued for on the Company Balance Sheet. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured welfare benefit plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).
(xi) With respect to each plan of the Company or any of the Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (A) such plan has been operated, in relation to employees who are subject to Section 409A of the Code, since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder; and (B) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. Neither the Company nor any of its Subsidiaries has any obligation to provide any “gross-up” payment to or otherwise indemnify any Person for any Tax that may be due pursuant to Section 409A of the Code.
(xii) All Company International Benefit Plans comply in all material respects with applicable local Laws. Neither the Company nor any of its Subsidiaries have any unfunded Liabilities with respect to any such Company International Benefit Plans. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened litigation relating to any Company International Benefit Plan.
(xiii) In relation to each Company International Benefit Plan applicable to employees in the United Kingdom (a “Company UK Benefit Plan”), neither the Company nor any of its Subsidiaries (A) has ceased to participate in any occupational pension scheme or otherwise become liable to pay any debt, or has entered into an arrangement which might be construed as a compromise or a reduction of a statutory debt, in each case under section 75 or 75A of the Pensions Act 1995 (or its predecessor, section 144 of the U.K. Pension Schemes Act 1993), (B) has been issued with a restoration order, a contribution notice or financial support direction under Pensions Act 2004 in relation to any pension arrangement. With respect to each Company UK Benefit Plan, (1) no acts, omissions or other events have to the Knowledge of the Company been reported to the UK Pensions Regulator under sections 69 or 70 of the Pensions Act 2004, (2) any Company UK Benefit Plan which is a money purchase scheme and apart from any insured death in service benefits provides money purchase benefits only as defined in section 181 of the Pension Schemes Act 1993 and (3) any Company UK Benefit Plan that is a “pension scheme” for the purposes of Chapter 2 of Part 4 of the Finance Act 2004 is properly registered thereunder, and to the Knowledge of the Company there is no reason why HM Revenue and Customs might de-register any such Company UK Benefit Plan.
(xiv) In relation to the Enterprise Management Incentive options for UK qualifying employees granted under the 2003 Enterprise Management Incentive Scheme and 2005 Stock Incentive Plan (the “EMI Plans”) (A) the participants in the EMI Plans were qualifying employees in accordance with paragraph 24, Schedule 5 of the ITEPA, at the time they were granted an option under the EMI Plans, (B) the EMI Plans have met the provisions of Schedule 5 ITEPA at all times since they were established, (C) in relation to the EMI Plans there have been no disqualifying events as defined in section 533 ITEPA, (D) there are no amounts owing by the Company or any of its Subsidiaries in respect of income tax or UK employer or employee national insurance contributions payable in connection with the operation of the EMI Plans and (E) the Company and any of its Subsidiaries have complied with their obligations under Section 421K ITEPA.
(xv) Neither the execution and delivery of this Agreement or any Ancillary Agreement, nor the consummation of the Transactions will (either alone or in conjunction with any other event, such as termination of employment), (A) result in any payment (including, without limitation, severance or unemployment compensation) becoming due to any employee of the Company or any of its Subsidiaries or Affiliates from the Company or any of its Subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan, (D) result in the forgiveness of any Indebtedness, (E) result in any obligation to fund future benefits under any Company Benefit Plan or (F) result in the imposition of any restrictions with respect to the amendment or termination of any of the Company Benefit Plans. No individual who is a party to an employment agreement listed in Section 6.1(h)(xv) of the Company Disclosure Letter or any agreement incorporating change in control provisions with the Company or any of its Subsidiaries has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of the Company or any of its Subsidiaries under such agreement.

(i) Compliance with Laws; Permits.
(i) The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity or any Review Board (collectively, “Laws”) in any material respect. No investigation or review by any Governmental Entity or Review Board with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no change is required in the Company’s or any of its Subsidiaries’ processes, properties, internal controls, compliance functions or other procedures in order to bring them into material compliance with any Laws. The Company has not received any written notice or communication from any Person (including any Governmental Entity or any Review Board) of any material noncompliance with any Laws that has not been cured in all material respects as of the date hereof. Each of the Company and its Subsidiaries has all material licenses, permits, franchises, variances, exemptions, orders and other governmental authorizations, consents, approvals and clearances of, and has submitted required notices to, all Governmental Entities, including all authorizations under the FDCA, the Public Health Service Act of 1944, as amended (the “PHSA”), the regulations of the FDA promulgated thereunder, the European Directives 2001/20/EC of April 4, 2001 and 2003/94/EC of October 8, 2003, and the implementing Laws of the individual member states, and any other Governmental Entity or Review Board with jurisdiction as to the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company Products tested or clinically researched by the Company or its Subsidiaries, and those necessary for the Company or any such Subsidiary to own, lease and operate its properties or other Assets and to carry on its respective business (the “Company Permits”), and all such Company Permits are valid, and in full force and effect. The Company and each of its Subsidiaries are in material compliance with all statutes, rules and regulations (including those pertaining to Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice) of the FDA, the United States Department of Agriculture and all other applicable federal, state, local and foreign Laws with respect to manufacturing, importing, advertising, promotion, distribution, transportation, supply, pre-clinical and clinical research and development of all of the Company Products. The Company has no reason to believe that any of the Company Permits have been or are being revoked or challenged.
(ii) None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that could result in a violation by such persons of the Foreign Corrupt Practices Act 1977, as amended, or the rules and regulations thereunder (the “FCPA”) (including, without limitation, making use of the mail or any means or instrument of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA), the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”) or any similar Laws, to which the Company or any Subsidiary or any director, officer, agent, employee of the Company or any Subsidiary is subject (including, without limitation, the UK Bribery Act 2010 (the “Bribery Act”)); and the Company and each Subsidiary have conducted their businesses in compliance with the FCPA, the OECD Convention, the Bribery Act and any applicable similar Laws and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(j) Contracts.
(i) Section 6.1(j) of the Company Disclosure Letter lists each of the following Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound (such Contracts being the “Material Contracts”):
(A) each Contract or series of related Contracts that (1) involved or involves payment by the Company or any of its Subsidiaries of consideration of more than $[**] in the aggregate over the term of such Contract and cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to date), (2) provides for any payment to the other party of any new, additional or increased amounts as a result of or in connection with the Transactions, (3) gives the other party or parties thereto any rights to cancel, terminate, amend, not renew or change the scope of such Contract as a result of the Transactions or requires a modification to, or gives the other party or parties the right to modify, the material terms of such Contract or consent to the Transactions or any matter set forth in this Agreement, or (4) has material continuing obligations or interests involving the payment of milestones, royalties or other amounts payable upon the achievement of specified events or results or calculated based upon the revenues or income of the Company or any of its Subsidiaries or any product or product candidates of the Company or its Subsidiaries or any income or revenues connected therewith;
(B) each Contract or series of related Contracts pursuant to which the Company, any of its Subsidiaries or any other party thereto has continuing obligations, rights or interests relating to the research, development, clinical trial, distribution, supply, service, material transfer, manufacture, marketing or co-promotion of, or collaboration with respect to, any Company Product;
(C) each Contract requiring payments to the Company or any of its Subsidiaries in excess of $[**] per year;
(D) each Contract pursuant to which the Company or any of its Subsidiaries provides contract manufacturing, fill/finish, supply, testing or similar services to any other Person;
(E) each Contract or series of related Contracts evidencing Indebtedness in excess of $[**];
(F) each Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) (each, a “Government Contract”);
(G) each non-competition or other Contract that limits or purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Transactions, Parent or its Subsidiaries) may engage, including, without limitation, the development and commercialization of the Company Products, or the manner or locations in which any of them may so engage in any business;
(H) each Contract (other than employment agreements set forth in Section 6.1(h)(i) of the Company Disclosure Letter) requiring payments by or to the Company or any of its Subsidiaries in excess of $[**] individually between or among the Company or any of its Subsidiaries and any director, officer, stockholder holding five percent or more of any class of outstanding equity securities or noteholder of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Affiliate of such Person;
(I) each Material IP Contract;
(J) each Real Property Lease and each Personal Property Lease;
(K) each material CRO Contract or other Contract for similar clinical trial-related services with any Person; and
(L) all other Contracts, whether or not entered into in the ordinary course of business, that are material to the Company and its Subsidiaries, taken as a whole, or to the conduct of their respective businesses, taken as a whole, or the absence of which would reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company or its Subsidiaries from performing their respective obligations under this Agreement.
(ii) (A) All Material Contracts are valid and binding on the Company and/or the relevant Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, subject in each case to the Bankruptcy and Equity Exception, (B) all Material Contracts are in full force and effect, (C) the Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by them under the Material Contracts to which they are parties, including that neither the Company nor any of its Subsidiaries has received written notice from the other party thereto under the agreement set forth in Section 6.1(j)(ii) of the Company Disclosure Letter specifying a breach or default of any kind by UK Sub of such agreement or indicating an intention to terminate such agreement, (D) to the Knowledge of the Company, each other party to a Material Contract has performed in all material respects all obligations required to be performed by it under such Material Contract and (E) no party to any Material Contract has given the Company or any of its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, otherwise amend or fail to renew any Material Contract and none of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no other party to any Material Contract has repudiated in writing any material provision thereof. None of the Company or any of its Subsidiaries knows of, or has received notice of, any material violation or material default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under or permit termination, modification or acceleration under) any Material Contract or any other Contract to which it is a party or by which it or any of its properties or Assets is bound.
(iii) None of the Company or any of its Subsidiaries or Assets (including IP Rights) is party or otherwise subject to or covered by any Government Contract.
(iv) A true and complete copy of each Material Contract, together with all amendments and supplements thereto, has been delivered to Parent.
(k) Properties.
(i) Each of the Company and its Subsidiaries has (A) good and valid title to all of the material properties and Assets reflected as owned on the Company Balance Sheet, except for properties or Assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such Company Balance Sheet, free and clear of any Liens, except for Permitted Liens, and (B) a valid leasehold interest or other comparable Contract of use in all material properties and Assets reflected as leased on the Company Balance Sheet, except for such leases terminated in the ordinary course of business consistent with past practice since the date of such Company Balance Sheet, free and clear of any Liens, except for Permitted Liens. The Assets of the Company and its Subsidiaries and any Assets leased or licensed by the Company and its Subsidiaries constitute as of the date of this Agreement, and will constitute as of the Closing (except sales and dispositions of Assets in the ordinary course of business consistent with past practice), all of the material Assets, rights and properties, tangible and intangible, real or personal, which are necessary for the operation of the business of the Company and its Subsidiaries, as presently operated.
(ii) None of the Company or any of its Subsidiaries owns any real property and none of them is a sublessor or sublessee of any real property. The only Real Property Leases to which the Company or any of its Subsidiaries is a party are the US Lease and the UK Leases.
(iii) (A) All Personal Property Leases and Real Property Leases are valid and binding on the Company or any of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, (B) all Personal Property Leases and Real Property Leases are in full force and effect, (C) each of the Company and its Subsidiaries has performed in all material respects all obligations required to be performed by it under the Personal Property Leases and Real Property Leases and (D) to the Knowledge of the Company, each other party to a Real Property Lease or Personal Property Lease has performed in all material respects all obligations required to be performed by it under such Real Property Lease or Personal Property Lease.
(iv) No lessor under any Real Property Lease has given any notice to the Company or any of its Subsidiaries for the purpose of terminating or threatening to terminate any right of first refusal (or right of first offer) to lease or purchase any lease expansion right or any similar right now existing under the Real Property Leases. There are no sublessors under any of the Real Property Leases.
(v) To the Knowledge of the Company, the real property subject to the Real Property Leases are structurally sound, with no material defects, and all building systems contained therein are in good operating condition and repair, subject to ordinary wear and tear.
(vi) All equipment used in the research, development, manufacture, storage, import, distribution and transport of Company Products is in good operating condition and repair, subject to ordinary wear and tear.

(l) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Certificate of Incorporation or by-laws is, or at the Effective Time will be, applicable to the Company, UK Sub, the Company Capital Stock, the Merger or the other Transactions.
(m) Environmental Matters. Except as disclosed in Section 6.1(m) of the Company Disclosure Letter: (i) the Company and its Subsidiaries have materially complied at all times with all applicable Environmental Laws; (ii) no property currently or, to the Knowledge of the Company, formerly owned, operated or used by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or structures thereon) is contaminated with any Hazardous Substance in a manner or under circumstances that could reasonably be expected to result in any material Liability relating to any Environmental Law; (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any Liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or subject to material Liability under, any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with or from any Governmental Entity or any indemnity or other agreement with any third party concerning any obligations or Liability relating to any Environmental Law; (vi) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any Liability, investigation, or material non-statutory restriction on the ownership, use, or transfer of any property relating to any Environmental Law; and (vii) the Company has disclosed and made available to Parent true and complete copies of all material environmental reports, studies, assessments, sampling data and any other material environmental information in its possession relating to the Company or its Subsidiaries or their respective current and former properties or operations. The representations and warranties in this Section 6.1(m), Section 6.1(g), and those pertaining to Company Permits in Section 6.1(g)(ii) are the only representations and warranties of the Company as to environmental matters.
(n) Taxes.
(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) with the appropriate Tax authorities all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (B) have paid all Taxes that are due and owing on or before the date hereof (whether or not shown as due on any Tax Returns); and (C) have prepared, kept and preserved in all material respects records and other documentation in relation to Tax as required by Law.

(ii) All Taxes that the Company and each of its Subsidiaries have been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Law when due, have been duly and timely paid to the proper Tax authority.
(iii) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been assessed, or to the Knowledge of the Company, claimed or proposed, by a Tax authority that have not been resolved or paid in full. With respect to each of the Company and its Subsidiaries, no claim has ever been made in writing by a Tax authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(iv) UK Sub has not failed to submit, within appropriate time limits, any claims, elections, disclaimers or withdrawals of claims which have been assumed to have been made for the purposes of its accounts.
(v) There are not pending or, to the Knowledge of the Company, threatened any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters with respect to the Company or any of its Subsidiaries, and there is no dispute or disagreement outstanding or, to the Knowledge of the Company, contemplated with any Tax authority. No extension of time with respect to any date on which a Tax Return was required to be filed by the Company or any of its Subsidiaries is in force, and no waiver or agreement by or with respect to the Company or any of its Subsidiaries is in force for the extension of time for the payment, collection or assessment of any Taxes, and no pending request has been made by the Company or any of its Subsidiaries for any such extension or waiver.
(vi) The Company has made available to Parent true and correct copies of the United States federal, state and local income, and franchise Tax Returns, and all non-United States income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 and true and correct copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries or any of its or their respective predecessors since December 31, 2005 with respect to Taxes of any type.
(vii) The Company has established on the Company Balance Sheet, in accordance with GAAP, consistently applied in accordance with the Company’s historical practices insofar as such practices are consistent with GAAP, reserves that are adequate for the payment of any Taxes owed by the Company and its Subsidiaries through the date thereof.

(viii) There are no Liens for Taxes upon the Assets of the Company or any of its Subsidiaries (other than Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP).
(ix) Neither the Company nor any of its Subsidiaries is responsible for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, by contract or otherwise.
(x) No closing agreements, private letter rulings, clearances or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries. There are no outstanding requests for rulings or clearances from any Tax authority addressed to the Company or any of its Subsidiaries that if issued would be binding on the Company or any of its Subsidiaries.
(xi) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, whether oral or written. Neither the Company nor any of its Subsidiaries has been part of a consolidated group for Tax purposes with any Person other than a group of which Company is a parent. No Tax authority has operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or on published practice or concession) in relation to the affairs of the Company or any of its Subsidiaries.
(xii) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two years preceding the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign Law) is applicable.
(xiii) No action has been taken by the Company or any of the Subsidiaries in respect of which any consent or clearance from a Tax authority was required would ordinarily be obtained, save in circumstances where such consent or clearance was validly obtained and where any conditions attaching thereto were and will at Closing continue to be satisfied.
(xiv) All documents which are required to be stamped under the applicable Law relating to stamp duty which are in the possession of the Company or any of its Subsidiaries have been duly stamped.
(xv) No person has acquired by reason of an employment of that person or any other person an interest in any securities in the Company or in any of its

Subsidiaries: (i) which are restricted within the meaning of Chapter 2 Part 7 of ITEPA; (ii) which are convertible within the meaning of Chapter 3 Part 7 of ITEPA; (iii) the market value of which has been reduced by things done otherwise than for genuine commercial purposes within the meaning of Chapter 3A Part 7 of ITEPA; (iv) the market value of which has been increased by things done otherwise than for genuine commercial purposes within the meaning of Chapter 3B Part 7 of ITEPA; (v) to which Chapter 3C Part 7 of ITEPA (Securities Acquired For Less Than Market Value) could apply; (vi) to which Chapter 4 Part 7 of ITEPA (Post-Acquisition Benefits From Securities) could apply; and (vii) to which Chapter 9 Part 7 of ITEPA (Enterprise Management Incentives) could apply. No person is party by reason of an employment of that person or any other person with the Company or any of its Subsidiaries to any arrangements to which the draft Part 7A of ITEPA (Employment Income Through Third Parties) published by HM Revenue & Customs on 9 December 2010 could apply.
(xvi) The Company and any of its Subsidiaries required to be registered for the purposes of VAT or any other applicable sales, purchase or turnover tax in any relevant jurisdiction is so registered and has been so registered at all times when it has been required to be so registered. Neither the Company nor any of its Subsidiaries has been required by any relevant Tax authority to give security in respect of any such Tax.
(xvii) Within the last six years, neither the Company nor any of its Subsidiaries has been treated as a member of a group (whether under section 43 UK Value Added Tax Act 1994 or otherwise) for the purposes of VAT or any other applicable sales, purchase or turnover Tax in any relevant jurisdiction and no application is pending as at the date of this Agreement for the Company or any Subsidiary so to be treated.
(xviii) The Company and each Subsidiary is not and never has been liable to Tax in any jurisdiction other than its jurisdiction of incorporation, nor does the Company or any Subsidiary have nor has it ever had a branch, agency or “permanent establishment” in a jurisdiction other than its jurisdiction of incorporation.
(xix) Neither the Company nor any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise. There is no application pending with any Tax authority requesting permission for any change in any accounting method of the Company or any of its Subsidiaries.
(xx) The Company and each Subsidiary is in possession or has access to all material information to enable it and/or its officers, employees or representatives to capture its liability to Tax insofar as it depends on any transaction occurring on or before Closing.
(xxi) The Company Disclosure Letter contains full details of any research and development credits for Tax Purposes that are available to UK Sub.
(xxii) None of the Company nor any of its Subsidiaries has made any election pursuant to U.S. Treasury Regulations Section 301.7701-3 to change its classification for U.S. federal tax purposes.
(xxiii) None of the Subsidiaries of the Company is a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(xxiv) Neither the Company nor any of its Subsidiaries has any interest in a “controlled foreign company”, other than a controlled foreign company that is a subsidiary.
(xxv) Neither the Company nor any of its Subsidiaries has entered into or participated in any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 1.6011-4.
(xxvi) Neither the Company nor any of its Subsidiaries has become subject to an obligation to provide prescribed information to HM Revenue & Customs in respect of any scheme or arrangement which would constitute (x) a “notifiable arrangement” or a “notifiable proposal” for the purposes of Part 7 of the United Kingdom Finance Act 2004, (y) a “notifiable contribution arrangement” or a “notifiable contribution proposal” for the purposes of the United Kingdom National Insurance Contributions (Application of Part 7 of the Finance Act 2004) Regulations 2007 or (z) a “designated scheme” or a “notifiable scheme” for the purposes of Schedule 11A of the VATA and the United Kingdom VAT (Disclosure of Avoidance Schemes) (Designations) Order 2004 (SI 2004/1933).
(xxvii) Neither the Company nor any of its Subsidiaries is (or has been at any time during the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
(o) Labor Matters.
(i) Section 6.1(o) of the Company Disclosure Letter sets forth (x) the name of each person who is a director of UK Sub and (y) anonymized details of all employees of the Company, including: (A) the company which employs or engages them, (B) their current remuneration and (C) the length of notice necessary to terminate each employee.

(ii) The Company has delivered to Parent true, correct and complete copies of all (x) contracts for Key Employees, the Company’s standard contract(s) for all other employees (and anonymized copies of any contracts that differ materially from the standard contract(s)), anonymized copies of all agreements with consultants, handbooks, policies and other documents which apply to any employees or consultants of the Company and any of its Subsidiaries and (y) agreements or arrangements with any trade union, employee representative or body of employees or their representatives (whether binding or not) and details of any such unwritten agreements or arrangements which may affect any employees or consultants of the Company and any of its Subsidiaries.
(iii) Neither the Company nor any Subsidiary of the Company is a party to or bound by any collective bargaining agreement, works council or similar arrangement.
(iv) None of the employees of the Company or any Subsidiary is represented by a labor union, works council or similar body, and, to the Knowledge of the Company, no petition has been filed, nor has any proceeding been instituted by any employee or group of employees with any labor relations board or commission seeking recognition of a collective bargaining representative.
(v) To the Knowledge of the Company, (A) there is no organizational effort currently being made or threatened by or on behalf of any labor organization, trade union, works council or similar body to organize any employees of the Company or any Subsidiary, and (B) no demand for recognition of any employees of the Company or any Subsidiary has been made by or on behalf of any labor organization, trade union or works council or similar body, nor has there been in the previous five (5) years.
(vi) There is no pending or, to the Knowledge of the Company, threatened employee strike, work stoppage, slowdown, picketing or material labor dispute or negotiation regarding a claim with respect to any employees of the Company or any Subsidiary, nor has there been in the previous five (5) years.
(vii) The Company and all of its Subsidiaries have paid or made provision for payment of all salaries, wages, statutory payments to employees and vacation pay accrued through the Closing Date, and are in compliance in all material respects with all obligations and duties they are required to perform whether arising under contract or applicable Laws and all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, information and consultation obligations, transfers of undertakings, immigration, wages, hours and benefits, non-discrimination in employment, part-time workers, fixed-term workers, whistleblowing, equal pay, equality of terms, termination of employment, disciplinary and grievance procedures, workers compensation, statutory payments to employees, the collection and payment of withholding and/or payroll taxes and similar taxes (except for non-compliance which, individually or in the aggregate, has not had, or would not reasonably be expected to have a Company Material Adverse Effect).
(viii) There is no claim pending or, to the Knowledge of the Company, threatened before any court or agency alleging unlawful discrimination in employment practices or any unfair labor practice by the Company or any Subsidiary in relation to employees in the United Kingdom, no questionnaire has been served on the Company or any Subsidiary by any current or former employee or consultant under any United Kingdom employment legislation which remains unanswered in full or in part.
(ix) Neither the Company nor any of its Subsidiaries has incurred any outstanding actual or contingent liability in connection with any termination of employment of any current or former employee (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any former employee.
(x) None of the Company’s nor any of its Subsidiaries’ current or former employees or consultants has any entitlement conditional on the consummation of the Transactions or on a change in the control (howsoever defined and to include a disposal of all or substantially all of the business and assets of the relevant company) of the Company or any of its Subsidiaries allowing an employee or consultant to resign without notice or to receive any payment, additional period of notice or other benefit whatsoever or to treat himself as dismissed or released from any obligation.
(p) Intellectual Property.
(i) Company IP.
(A) Section 6.1(p)(i)(A) of the Company Disclosure Letter sets forth a true and complete list of all Company IP that is Registered, indicating for each item the applicable filing, registration, or patent number, and the jurisdiction in which the filing was made or from which the registration issued.
(B) The Company and/or its Subsidiaries exclusively own (beneficially, and of record where applicable), or have valid exclusive licenses to, all Company IP, free and clear of all Liens other than Permitted Liens and exclusive licenses and non-exclusive licenses granted in the ordinary course of business, and has validly claimed from and remunerated, as may be required by Law, its employees for all employee inventions.

(C) Each item of Company IP is subsisting and, to the Knowledge of the Company, valid and enforceable. None of the Company IP is subject to any order, judgment, decree, injunction, award, settlement or agreement adversely affecting the Company’s and its Subsidiaries’ use thereof or its rights thereto, including its or their ability to transfer or license such IP Rights. The pending trademark registrations and pending patent applications in the Company IP are being diligently prosecuted. The Company has no Knowledge of any ground for a bona fide claim challenging or affecting the patentability, validity or enforceability of any Patent Rights included in the Company IP or Company’s ownership thereof.
(D) All assignments of Company IP to the Company or any Subsidiary have been properly executed and recorded.
(E) All registration, renewal, maintenance and other payments that are or have become due with respect to Company IP have been timely paid by or on behalf of the Company or its Subsidiaries.
(F) The Company and its Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all Patent Rights included in the Company IP.
(ii) IP Contracts.
(A) Section 6.1(p)(ii)(A) of the Company Disclosure Letter sets forth a true and complete list of all Material IP Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound, along with the effective dates thereof and other identifying information.
(B) Each IP Contract is valid, subsisting and enforceable (subject to the Bankruptcy and Equity Exception) and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use thereof or their rights thereto.
(C) The consummation of the Merger and the other Transactions will not create or result in (A) any breach or violation of any IP Contract, (B) any modification, termination or acceleration of any right or obligation under any IP Contract or (C) any license, waiver or other right or obligation under any IP Contract with respect to, or any Lien on, any IP Rights owned or held by Parent or any of its Affiliates. To the Knowledge of the Company, other than pursuant to an IP Contract listed in Section 6.1(p)(ii)(A) of the Company Disclosure Letter, no third party, including any academic organization or Governmental Entity, possesses rights (including any retained rights with respect to federally funded inventions) to any Patent Rights included in the Company IP.
(D) Section 6.1(p)(ii)(D) of the Company Disclosure Letter sets forth a true and complete list of all agreements (along with the effective dates thereof and other identifying information) under which the Company or a Subsidiary has agreed to indemnify any Person against any infringement, violation or misappropriation of the IP Rights of a third party.
(E) Section 6.1(p)(ii)(E) of the Company Disclosure Letter sets forth a true and complete list of all agreements (along with the effective dates thereof and other identifying information) under which the Company or any Subsidiary has agreed to make payments by way of royalties, reimbursement, milestones, maintenance, advances, profit sharing, commissions, or other fees of any kind to any Person in respect of any IP Right or the use or exploitation thereof.
(iii) Intellectual Property Use Rights.
(A) The Company and its Subsidiaries have sufficient rights to use all IP Rights used in or necessary for their business as presently conducted and as presently contemplated to be conducted, all of which rights shall survive the consummation of the Merger and any other Transactions. All IP Rights shall be owned or licensed, as the case may be, and available for use immediately after the Closing on substantially identical terms and conditions as each such IP Right was immediately prior to the Closing.
(B) To the Knowledge of the Company, the research, discovery, development and other activities of the Company and its Subsidiaries (including all activities relating to product candidates and Company Products) do not and have not infringed, misappropriated or otherwise violated the IP Rights of any third party.
(C) Section 6.1(p)(iii)(C) of the Company Disclosure Letter sets forth a true and complete list of all material and unresolved complaints, claims, notices and written threats thereof received by the Company or any of its Subsidiaries alleging any infringement, violation or misappropriation of any IP Rights.
(D) There is no litigation, opposition, interference, cancellation, nullity action, proceeding, objection or claim pending, asserted or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (1) concerning the ownership, validity, registerability, enforceability, infringement or use of, licensed right to use or any material right of the Company in, any IP Rights or (2) that alleges any infringement, contributory infringement, inducement to infringe, misappropriation, violation or unlawful use by the Company of the IP Rights of any other Person. To the Knowledge of the Company, no valid basis for any such litigation, opposition, interference, cancellation, proceeding, objection or claim exists.
(E) To the Knowledge of the Company, no Person is infringing, misappropriating or violating any Company IP right or other IP Right that the Company or its Subsidiaries own or hold exclusively, including any employee or former employee of the Company or any of its Subsidiaries.
(F) None of the Company IP is subject to any settlement or similar agreement with any Governmental Entity, or to any order, judgment, decree, injunction or award of any Governmental Entity.
(G) To the Knowledge of the Company, there are no pending applications of any other Person that, if issued as patents, (1) would dominate or interfere with the practice of any invention claimed under Company IP and (2) would not be subject to rights granted the Company under any IP Contract.
(iv) Confidentiality.
(A) The Company and its Subsidiaries have taken reasonable measures to protect the IP Rights used in its and their businesses, including the confidentiality and value of Trade Secrets that are owned, used or held by the Company and its Subsidiaries, including entering into licenses and contracts that require employees, licensees, consultants, and other third Persons with access to such Trade Secrets to keep such Trade Secrets confidential.
(B) To the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.
(v) Company Employees, Consultants and Agents.
(A) To the Knowledge of the Company, no employee, consultant or agent of the Company or any of its Subsidiaries, past or present, is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company IP, any other IP Right that the Company or its Subsidiaries own or hold exclusively, or any IP Contract.
(B) All employees of, consultants to or vendors of the Company or any of its Subsidiaries, past and present, with access to confidential information of the Company or any of its Subsidiaries are party to written agreements under which, among other things, each such employee, consultant or vendor is obligated to maintain the confidentiality of confidential information of the Company or any of its Subsidiaries and, in the case of employees and consultants, assign to the Company all IP Rights created by such employee or consultant in the scope of employment or consultancy with the Company or its Subsidiaries. The Company has prior to the date of this Agreement provided to Parent for its review forms of any such written agreements that relate to current employees or consultants.
(C) To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ current employees is the owner of any patent issued or applications pending for any device, process, composition of matter, design or invention of any kind now used or needed by the Company or its Subsidiaries in furtherance of its business, which patents or applications have not been assigned to the Company or a Subsidiary of the Company.
(D) All IP Rights developed under contract to the Company or its Subsidiaries have been assigned to the Company or a Subsidiary of the Company in compliance with local laws in order to effectuate a proper assignment.
(E) To the Knowledge of the Company, the Company’s and its Subsidiaries’ employees’ performance of their employment activities does not violate any third party’s IP Rights or such employees’ contractual obligations to any third Person.
(vi) IT Assets.
(A) To the Knowledge of the Company, the Company’s and the Subsidiaries’ IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past three (3) years.
(B) To the Knowledge of the Company, the IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (1) enable or assist any Person to access without authorization the IT Assets, or (2) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation.
(C) To the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company has implemented and has verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. The Company has taken all reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of employee, customer financial and other confidential information, and is compliant with all relevant data protection and privacy laws, rules and regulations.
(D) To the Knowledge of the Company, all IT Assets, including but not limited to software applications and operating systems, that are licensed from third parties are licensed pursuant to valid and enforceable license agreements, and neither the Company nor its Subsidiaries are in breach of any such license agreement, including any payment terms contained in such license agreements.
(vii) Government Funding. Except as set forth in Section 6.1(p)(vii) of the Company Disclosure Letter, which contains a true and complete list of all of funding, resource or assistance from any Governmental Entity in connection with the research, discovery, development or commercialization of the Company Products, the Company and its Subsidiaries have neither sought, applied for nor received any other support, funding, resources or assistance from any Governmental Entity or quasi-governmental agency or funding source in connection with the research, discovery, development or commercialization of the Company Products.
(q) Regulatory Compliance.
(i) All Company Products are being developed, manufactured, labeled, stored, tested, distributed and marketed in material compliance with all applicable requirements under all applicable Laws, including the FDCA, the PHSA, their implementing regulations, applicable European Union directives and the implementing Laws of the individual member states, and all federal, state, local and foreign regulatory requirements of any Governmental Entity, including those relating to pre-clinical studies, clinical trials and manufacturing of an investigational new drug product.
(ii) All pre-clinical studies and clinical trials conducted with respect to any Company Products have been, and are being, conducted in material compliance with the requirements of all applicable Laws, including where applicable Good Laboratory Practice, Good Clinical Practice, and all requirements relating to the protection of human subjects contained in Title 21, Parts 50, 56 and 600 of the United States Code of Federal Regulations (“C.F.R.”), 21 C.F.R. Part 312, the International Conference on Harmonization Guidelines, European Directives 2001/20/EC of April 4, 2001, 2004/10/EC of February 11, 2004 and 2005/28/EC of April 8, 2005 and the implementing Laws of the individual member states, and all federal, state, local and foreign regulatory requirements of any Governmental Entity or Review Board. The Company is in compliance in all material respects with all applicable provisions of Title VIII of the Food and Drug Administration Amendments Act of 2007, including requirements for the registration of all applicable clinical trials sponsored by the Company and its Subsidiaries on the federal clinical trials databank.
(iii) All manufacturing operations conducted with respect to any Company Products have been and are being conducted in material compliance with all applicable Laws, including current Good Manufacturing Practice, 21 C.F.R. Parts 210 and 211, European Directive 2003/94/EC of October 8, 2003 and the implementing Laws of the applicable individual member states, and all applicable federal, state, local and foreign regulatory requirements of any Governmental Entity. In addition, the Company and its Subsidiaries are in material compliance with all registration requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and in all similar federal, state, local or foreign regulatory requirements of any Governmental Entity.
(iv) All operations conducted by or for the benefit of the Company, have been and are being conducted in material compliance with the Controlled Substances Act of 1970, as amended, and the Animal Welfare Act of 1966, as amended, and their implementing regulations, applicable export control and economic sanction Laws which prohibit the shipment of U.S.-origin products and technology to certain restricted counties, entities and individuals, applicable anti-bribery Laws pertaining to interactions with government agents, officials and representatives, and any other similar Laws promulgated by any other federal, state or foreign Governmental Entity.
(v) To the Knowledge of the Company, all material electronic systems supporting preclinical studies and clinical trials conducted with respect to any Company Products are in compliance with the requirements of all applicable Laws, including Good Laboratory Practice, Good Clinical Practice and all material requirements relating to the generation and maintenance of electronic records and signatures as contained in 21 C.F.R. Part 11, the International Conference on Harmonization Guidelines and the implementing Laws of the applicable individual member states, and all applicable federal, state, local and foreign regulatory requirements of any Governmental Entity, except where the failure to comply would not result in a Company Material Adverse Effect.
(vi) All personal data collected, processed and disclosed by the Company, UK Sub and other Subsidiaries of the Company, including without limitation any information or data collected during any clinical trials conducted with respect to any Company Products or during the development, pre-clinical and clinical testing, manufacture, storage, testing, distribution, supply and administration of any Company Products, have been, and are being, collected, processed and disclosed in material compliance with the requirements of all applicable Laws and industry standards, including with HIPAA, Directive 95/46/EC of 24 October 1995 and the implementing Laws of the individual member states (including, but not limited to, the UK Data Protection Act 1998). The Company has not received any: (x) written notice or written complaint alleging non-compliance with any applicable Laws relating to the collection, processing and disclosure of personal data; (y) written claim for compensation for loss or unauthorized collection, processing or disclosure of personal data; or (z) written notification of an application for rectification, erasure or destruction of personal data which application is still outstanding. The Company, UK Sub and other Subsidiaries of the Company hold all necessary consents and authorities necessary to collect, process and disclose any such information or data in the manner currently collected, processed and disclosed in material compliance with applicable Law. In this warranty “personal data” shall have the meaning given in Directive 95/46/EC of 24 October 1995.
(r) Product and Clinical Trial Disclosures.
(i) The Company has provided to Parent (or made available in the electronic data room for the Transactions) true and complete copies of (A) all material filings with the FDA, EMA or equivalent Governmental Entity relating to the Company Products in its possession or control, (B) all material correspondence with the FDA (including with the Center for Biologics Evaluation and Research and, if applicable, with the Center for Drug Evaluation and Research), EMA or equivalent Governmental Entity relating to the Company Products in its possession or control (including written correspondence, meeting minutes, records of contact, and other communications regarding pre-clinical and clinical development of the Company Products, regulatory strategy, marketing applications, potential product labels, [**], Special Protocol Assessment documentation, pricing and reimbursement) and (C) all material data, information, results, analyses, publications, and reports relating to the Company Products in the Company’s possession or control, including all clinical trial protocols, trial statistical analysis plans, [**], published trial results, [**], Special Protocol Assessments, internal standard operating procedures and, without limiting the generality of the foregoing, the information set forth on Section 6.1(r) of the Company Disclosure Letter (collectively, the “Material Product and Trial Information”). The Material Product and Trial Information is a true, accurate and complete representation in all material respects of the matters reflected therein.
(ii) The Company Product registration and regulatory files, dossiers and supporting materials of the Company and each of its Subsidiaries have been maintained in accordance in all material respects with all applicable Law, reasonable industry standards, and the Company’s standard operating procedures. All material filings made by the Company and any of its Subsidiaries with the

FDA, EMA, an equivalent Governmental Entity or with any Review Board relating to the Company Products did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. The Company and each of its Subsidiaries have in its possession copies of all the material documentation required to be filed with the FDA, EMA, an equivalent Governmental Entity or with any Review Board for the regulatory approval or registration, [**], of OncoVEXGM-CSF for melanoma, including all documentation required for the submission of a true, accurate and complete CMC portion of a BLA for OncoVEXGM-CSF for melanoma, in each case that is (or would reasonably be expected to be) required or in existence in light of the stage and status of the OPTiM Pivotal Trial in Melanoma.
(iii) The Company and its Subsidiaries have access, on terms that are commercially reasonable, to sufficient quantities of all materials that the Company believes are necessary to manufacture clinical trial materials in quantities sufficient to perform and complete the current Phase III clinical trials of OncoVEXGM-CSF and to carry out all associated chemistry, manufacturing, and controls (“CMC”) activities, including but not limited to process characterization, process validation, specification development, and stability testing, as applicable to the stage of development of the product. Section 6.1(r)(iii) of the Company Disclosure Schedule set forth a true and complete list of quantities of viral seed stock of OncoVEXGM-CSF.
(iv) The OptiM Pivotal Trial in Melanoma has been conducted by or on behalf of the Company in all material respects in accordance with the clinical trial protocol, the trial statistical analysis plan, [**], the Special Protocol Assessment and the Company’s internal standard operating procedures, and the Company has complied in all material respects with all the terms and conditions of the Special Protocol Assessment and all related guidance provided by the FDA, EMA or any equivalent Governmental Entity or by any Review Board.
(v) Neither the Company nor any Representative of the Company nor, to the Knowledge of the Company, any of its licensees or assignees of Company’s IP Rights has received any notice, or are aware of any facts, circumstances or conditions that would be reasonably likely to form the basis that the FDA, EMA or any other Governmental Entity or any Review Board has initiated, or threatened to initiate, or would be reasonably likely to initiate any action to suspend, place restrictions on or delay approval of any clinical trial or otherwise restrict the pre-clinical research on or clinical study of any Company Product or any biological or drug product being developed by any licensee or assignee of Company IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the manufacture of any Company Product.

(vi) None of the Company or any of its Subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any other Governmental Entity or Review Board to invoke a similar policy under any applicable federal, state, local or foreign regulatory requirements. Additionally, none of the Company or any of its Subsidiaries, nor any officer, Key Employee or, to the Knowledge of the Company, agent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including 21 U.S.C. Section 335a or any similar state law or regulation under 42 U.S.C. Section 1320a-7, or any similar federal, state, local or foreign regulatory requirement, or listing in any exclusion list or program similar to the exclusion list and program maintained by the United States Office of Inspector General under 42 C.F.R. Part 1003.102.
(vii) None of the Company, its Subsidiaries, the officers, directors, managing employees or, to the Knowledge of the Company, agents (as those terms are defined in 42 C.F.R. §1001.1001) of the Company or its Subsidiaries: (w) have engaged in any activities which are prohibited under, or are cause for civil penalties or mandatory or permissive exclusion from, any Federal Health Care Program (as defined in Section 1128B(f) of the United States Federal Social Security Act (together with all regulations promulgated thereunder, “SSA”)) under Sections 1128, 1128A, 1128B, or 1877 of SSA or related state or local statutes, including knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, the purchase, lease, or order, or the arranging for or recommending of the purchase, lease or order, of any item or service for which payment may be made in whole or in part under any such program; (x) have had a civil monetary penalty assessed against them under Section 1128A of SSA; (y) have been excluded from participation under any Federal Health Care Program; or (z) have been convicted (as defined in 42 C.F.R. §1001.2) of any of the categories of offenses described in Section 1128(a) or 1128(b)(1), (b)(2), or (b)(3) of SSA.
(s) Insurance. Section 6.1(s) of the Company Disclosure Letter sets forth, with respect to each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage, (i) the name of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage, (iv) the premium charged and (v) all material claims made under each policy, whether paid or unpaid as of the date hereof, since the date of the Company Balance Sheet. The Company has made available to Parent true and complete copies of all such policies. All insurance policies maintained by the Company or any of its Subsidiaries cover such risks as are in accordance with normal industry practice for companies with similar operations and subject to comparable perils or hazards. Neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under the policy. At no time has the Company or any of its Subsidiaries been denied any insurance or indemnity bond coverage which it has requested. Neither the Company nor any of its Subsidiaries has received notice from any of its insurance carriers that any insurance coverage listed in Section 6.1(s) of the Company Disclosure Letter will not be available in the future substantially on the same terms as are now in effect.
(t) Related Party Transactions. None of the Company, its Subsidiaries or any director, officer, employee, consultant or, to the Knowledge of the Company, Affiliate of the Company or any of its Subsidiaries: (i) has any cause of action or other claim whatsoever against, or owes any amounts to, the Company or any of its Subsidiaries except for claims of employees in the ordinary course of business, such as for accrued vacation pay or for accrued benefits under an employee benefit plan maintained by the Company or any of its Subsidiaries or for benefits under an employment or indemnification agreement with the Company or any of its Subsidiaries, disclosed in the Company Disclosure Letter; (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property which the Company or any of its Subsidiaries is using or which is necessary for the business of the Company or any of its Subsidiaries; or (iii) to the Knowledge of the Company, owns any direct or indirect interest of any kind in (other than publicly traded securities in an amount less than 3% of the voting securities of such entity), or is an Affiliate or employee of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of (collectively, “Owns, Consults, Lends, Borrows or Participates”), any Person that is (A) a supplier, customer, client, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (B) a party to any Contract with the Company or any of its Subsidiaries, or (C) engaged in any transaction with the Company or any of its Subsidiaries. To the Knowledge of the Company, none of the Company, its Subsidiaries or any officer or employee of the Company or any of its Subsidiaries Owns, Consults, Lends, Borrows or Participates in or with any Person that is a competitor of the Company or any of its Subsidiaries.
(u) Sufficiency of Assets. The Company and its Subsidiaries own good title to, or hold a valid leasehold interest in, and have a right to use, all of the material Assets (other than IP Rights; it being understood that excluding IP Rights from this Section 6.1(u) shall not limit in any manner the representations and warranties set forth in Section 6.1(p)(iii)(A)), and have rights to all other properties, rights and Contracts used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing. Upon consummation of the Transactions, the Surviving Corporation and its Subsidiaries will own and have a right to use all material Assets (other than IP Rights; it being understood that excluding IP Rights from this Section 6.1(u) shall not limit in any manner the representations and warranties set forth in Section 6.1(p)(iii)(A)), properties and rights (including Contracts) necessary and sufficient to permit the Surviving Corporation and its Subsidiaries to conduct, immediately after the Effective Time without interruption in all material respects, their business as conducted immediately prior to the Effective Time by the Company and Subsidiaries of the Company.
(v) Customers and Suppliers. No current customer and no current supplier of the Company or its Subsidiaries has canceled or otherwise terminated, or made any written threat to the Company or its Subsidiaries to cancel or otherwise terminate, its relationship with the Company or its Subsidiaries or has, at any time on or after the date of the Company Balance Sheet, decreased its services or supplies to the Company or its Subsidiaries in the case of any such supplier, or its usage of the services or products of the Company or its Subsidiaries in the case of such customer. To the Knowledge of the Company, no such supplier or customer has indicated in a writing delivered to the Company that such supplier or customer intends to cancel or otherwise terminate its relationship with the Company or its Subsidiaries or to decrease materially its delivery of services or supplies to the Company or its Subsidiaries or its usage of the services or products of the Company or its Subsidiaries, as the case may be.
(w) Product Warranty; Product Liability.
(i) In the last [**] years, each product manufactured, sold or delivered by the Company or any of its Subsidiaries in conducting their respective business, including, without limitation, pursuant to any contract manufacturing arrangement, has been in conformity, in all material respects, with all product specifications, all express and implied warranties and all applicable Laws. Neither the Company nor any of its Subsidiaries has any material Liability for replacement or refund of any such products or other damages in connection therewith or any other customer or product obligations not reserved against in the Company Balance Sheet.
(ii) (A) Neither the Company nor any of its Subsidiaries has any Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product designed, developed, manufactured, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Company or any of its Subsidiaries, and (B) neither the Company nor any of its Subsidiaries has committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any material product Liability or material Liability for breach of warranty (whether covered by insurance or not) on the part of the Company or any of its Subsidiaries with respect to products designed, developed, manufactured, maintained, delivered, sold or installed, or services rendered by or on behalf of the Company or its Subsidiaries.
(x) Complete Copies of Materials. Each document that the Company has delivered to Parent (or made available in a data room for review by Parent), other than documents that have been redacted to comply with confidentiality or similar contractual obligations thereunder, is a true and complete copy of each such document, and in each case where a representation and warranty of the Company in this Agreement requires the listing of documents and agreements, true and complete copies of all such documents and agreements have been delivered to Parent (or made available in a data room for review by Parent) prior to the date hereof.
(y) Brokers and Finders. Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other Transactions.
6.2. Representations and Warranties of Parent. Parent hereby represents and warrants to the Company that:
(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and Assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its Assets or properties or conduct of its business requires such qualification, except for where the failure to be so duly organized, validly existing or in good standing, or the failure to possess such corporate or similar power, authority and qualification would not reasonably be expected to result in a Parent Material Adverse Effect.
(b) Corporate Authority. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and such of the Ancillary Agreements as they are parties to, and to perform their obligations under this Agreement and such of the Ancillary Agreements as they are parties to. The execution and delivery by Parent and Merger Sub of this Agreement and such of the Ancillary Agreements as they are parties to and the consummation by Parent and Merger Sub of the Transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other authorization or consent of Parent, Merger Sub or their respective stockholders is necessary. This Agreement and such of the Ancillary Agreements as they are parties to have been duly executed and delivered by each of Parent and Merger Sub and assuming the valid execution and delivery by all counterparties hereto and thereto, each constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c) Governmental Filings. Other than the filings and/or notices (i) under the HSR Act, the Securities Act of 1933 and the Securities Exchange Act of 1934 and (ii) with or to those foreign Governmental Entities regulating competition and antitrust Laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(d) No Violations. The execution, delivery and performance of this Agreement and such of the Ancillary Agreements as they are parties to by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws or the comparable governing instruments of Parent or Merger Sub or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the Assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject in each case would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(e) Available Funds. Parent has adequate financial resources to satisfy its respective monetary and other obligations under this Agreement.
(f) Capitalization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
ARTICLE VII
Covenants
7.1. Interim Operations. Except (i) as expressly set forth in Section 7.1 of the Company Disclosure Letter, (ii) as necessary to comply with the Company’s obligations under this Agreement, or (iii) as required by applicable Law, the Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the Effective Time (except with Parent’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (A) protect and preserve the scope, breadth and value of its Assets (including the Company IP and in respect of the Company Products), (B) preserve its business organization intact, (C) maintain its existing relations and goodwill with collaboration partners, customers, manufacturers, suppliers, Governmental Entities, fill/finish providers, distributors, creditors, lessors, clinical trial investigators or managers of its clinical trials, commercial research organizations, employees, consultants and other business associates and (D) use commercially reasonable efforts to keep available the services of the current directors, officers, material employees and material consultants of the Company and its Subsidiaries and preserve the current relationships of the Company and its Subsidiaries with their directors, officers, employees and consultants. Without limiting the generality of the foregoing, and as an extension thereof, except (i) as expressly set forth in the correspondingly numbered paragraph of Section 7.1 of the Company Disclosure Letter, (ii) as necessary to comply with the Company’s obligations under this Agreement, or (iii) as required by applicable Law, the Company shall not and shall not permit any of its Subsidiaries to, from the date of this Agreement until the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed (irrespective of whether any of the following shall constitute ordinary and usual course consistent with past practice, unless expressly set forth otherwise in the respective item below):
(a) amend or propose to amend its certificate of incorporation or by-laws or other comparable governing instruments;
(b) acquire (including by merger, consolidation, or acquisition of stock or Assets (including IP Rights) or any other business combination) any corporation, partnership, other business organization or any division thereof or any Assets or interest in any Assets from any other Person in excess of $[**] individually or $[**] in the aggregate;
(c) split, combine or reclassify its outstanding shares of capital stock or share capital or enter into any agreement with respect to voting of, or exercise of any other rights or obligations under, any of its capital stock or share capital or any securities exercisable for, convertible into or exchangeable for such capital stock or share capital;
(d) declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise, in respect of its capital stock or share capital, other than dividends from its wholly-owned Subsidiaries;

(e) purchase, redeem or otherwise acquire, except in connection with the Stock Plans, any shares of its capital stock or share capital or any securities exercisable for, convertible into or exchangeable for any shares of capital stock or share capital;
(f) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber, abandon, assign or waive (i) any IP Rights (but excluding non-exclusive licenses of IP Rights granted in the ordinary course of business to third parties) or (ii) any of its other property, Assets or interest therein in excess of $[**] individually or $[**] in the aggregate (including capital stock or share capital of any of the Company’s Subsidiaries);
(g) create, incur or expand any Lien material to it except for Permitted Liens;
(h) incur any Indebtedness (including, for the avoidance of doubt, any additional drawdown under any of the Credit Agreements) or issue any debt securities or warrants or other rights to acquire its debt securities or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person, in the case of any of the foregoing, involving an aggregate principal amount or potential guaranteed amount in excess of $[**], individually or in the aggregate, or otherwise incur or modify any material Indebtedness or Liability;
(i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or share capital or any Voting Debt or any other of its property or Assets except that the Company may (i) issue shares of Company Capital Stock upon the exercise of Company Options outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement, (ii) issue shares of Company Capital Stock upon the exercise of Company Warrants outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement and (iii) issue Company Common Stock upon conversion of Company Preferred Stock in accordance with their terms as of the date of this Agreement;
(j) make or agree to make any capital expenditures other than (i) any such expenditures not in excess of $[**] individually or $[**] in the aggregate, or (ii) in furtherance of its business as now being conducted; provided that the Company shall provide notice to Parent in advance of, and shall consult with Parent with respect to, any such expenditure;
(k) waive any benefits of, agree to modify in any respect, fail to enforce or consent to any matter with respect to which consent is required under any (i) standstill or similar agreement containing provisions prohibiting a third party from purchasing its capital stock or Assets or otherwise seeking to influence or exercise control over it and to which it is a party or (ii) confidentiality, non-solicitation or similar agreements to which it is a party;
(l) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement;
(m) make any change in accounting practices, policies or principles, except as required by GAAP or by Law or a Governmental Entity as concurred to by the Company’s independent auditors;
(n) revalue any of its material Assets, except as required by GAAP;
(o) enter into, modify, amend or terminate, or waive, release or assign any rights or claims under any Material Contract;
(p) make any material loan, advance, capital contribution to, or investment in, any Person other than (i) loans, advances or capital contributions to, or investments in, Subsidiaries of the Company, (ii) routine loans or advances to employees for travel and related expenses in the ordinary course of business that are consistent in frequency and amount with past practice, and (iii) loans, advances or capital contributions to, or investments in, any other Person in an amount not in excess of $[**] individually or $[**] in the aggregate;
(q) enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) adversely affect the Company and its Subsidiaries (or, following consummation of the Merger, Parent or any Affiliates of Parent) in any material respect, (ii) impair the ability of the Company or its Subsidiaries to perform their respective obligations under this Agreement in any material respect, (iii) prevent or materially delay or impair the consummation of the Merger and the other Transactions or (iv) limit or restrict the Surviving Corporation, any Affiliate of the Surviving Corporation or any of their successors and assigns from engaging or competing in any line of business, including the development and commercialization of OncoVEXGM-CSF, ImmunoVEXHSV2 or any other Company Product, any other therapeutic agent, or in any therapeutic or geographic area;
(r) take any action that is intended or would be reasonably likely to result in any of the representations and warranties set forth in Article VI hereof to become untrue in any material respect or any condition set forth in Article VIII not being satisfied (without regard to any materiality or Company Material Adverse Effect qualifier therein);

(s) delay any material payments or the collection of payment due to the Company, except in the ordinary course of business consistent with past practice;
(t) (i) except as required in the diligent prosecution of the Company IP grant, extend, amend, abandon, waive or modify any material rights in or to the Company IP or IP Contracts, (ii) fail to diligently prosecute the Company’s and its Subsidiaries’ patent applications, or (iii) fail to exercise a right of renewal or extension under any Material IP Contracts;
(u) except as required pursuant to a Company Benefit Plan in effect prior to the date hereof and set forth in Section 6.1(h)(i) of the Company Disclosure Letter, or as otherwise required by applicable Law, (i) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (ii) pay any bonus to any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (iii) adopt, enter into, establish, amend, modify or terminate any Company Benefit Plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any shareholder, director, officer, other employee or consultant that would constitute a Company Benefit Plan had it been in effect as of the date hereof, (iv) promote any employee who is an officer to a position more senior than such employee’s position as of the date hereof, or promote a non-officer employee to an officer position, (v) increase in any manner the severance or termination pay of any current or former officer, employee or consultant, (vi) grant any new awards under any Company Benefit Plan, (vii) amend or modify any outstanding award under any Company Benefit Plan, (viii) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Benefit Plan, (ix) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (x) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Laws, (xi) issue or forgive any loans (other than routine travel advances issued in the ordinary course of business) to directors, officers, contractors or employees of the Company or any of its Subsidiaries or (xii) hire any employee or engage any independent contractor (who is a natural person) other than (A) after providing at least five (5) business days’ prior written notice to Parent, and (B) then only as disclosed in the Company’s hiring plan as set forth in Section 7.1(u) of the Company Disclosure Letter; provided, however, that the compensation and benefits granted to any such newly hired employee or newly engaged independent contractor shall be consistent with, and be no more favorable in the aggregate than, the compensation and benefits (excluding equity awards) provided as of the date hereof to the Company’s similarly situated employees or independent contractors;
(v) communicate with its employees regarding the compensation, benefits or other treatment they will receive in connection with the proposed Transactions, unless any such communications are consistent with the prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice and the opportunity to review and comment upon any such communication);
(w) settle or compromise any material claims or litigation or modify, amend or terminate any of the Material Contracts or waive, release or assign any material rights or claims thereunder including granting any covenant not to sue except (i) in the ordinary course of business consistent with past practice, (ii) as required by Law or any judgment by a Governmental Entity and (iii) to the extent necessary to permit the Company to protect the Company IP;
(x) make any material Tax election or settle or compromise any material Liability for Taxes, take any action to jeopardize or negatively affect the net operating losses of the Company and its Subsidiaries, change any annual Tax accounting period, change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(y) except as required by this Agreement, modify, supplement, amend in any way, waive any right or obligation under, or enter into any Contract similar in effect to, (i) the Exchange Agreement, (ii) the Stockholders’ Agreement, (iii) the Warrant Agreements, (iv) the Loan Note Instruments, (v) the UK Sub Subscription Agreements and (vi) the MIP; or
(z) authorize or enter into an agreement to do any of the foregoing.
7.2. Filings; Other Actions; Notification.
(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts (except for antitrust filings which shall be governed by Section 7.2(b)) to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity or other Person in order to consummate the Merger or any of the other Transactions.
(b) Antitrust Filings. Without limiting the generality of Section 7.2(a), each of Parent and the Company shall use its reasonable best efforts to cause to be prepared and filed, by no later than the fifth (5th) business day following the date of this Agreement, the notifications required under the HSR Act in connection with the Merger. Parent and the Company shall respond as promptly as reasonably practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Entity in connection with antitrust or related matters. Notwithstanding anything to the contrary, nothing in this Agreement, including, without limitation, this Section 7.2, shall require, or be construed to require, Parent or its Affiliates to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any Assets (including IP Rights), licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company of any of its Assets (including IP Rights), licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any of such Assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act and other applicable foreign antitrust Laws. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing or form (excluding attachments or exhibits thereto) made with or submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.
(c) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, and its and their directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other Transactions.
(d) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other Transactions. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger and other Transactions contemplated hereby. Parent shall give prompt notice to the Company of any change, fact or condition that is reasonably expected to result in any failure of any condition to the obligations of the Company to effect the Merger and the other Transactions contemplated hereby set forth in Section 8.3. Neither the Company nor Parent shall permit any of its Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.
7.3. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 7.3 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 7.3 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

7.4. Publicity; Confidentiality.
(a) The initial press release regarding the Transactions shall be a joint press release, and, thereafter, the Stockholders’ Agent shall, and shall cause its Affiliates and Representatives to, consult with Parent prior to issuing any press releases or otherwise making public announcements with respect to this Agreement, the Ancillary Agreements, the Transactions and all other matters and documents contemplated by this Agreement and the Ancillary Agreements and the content of any such press release or public announcement shall be limited to the fact that the Transactions have occurred (if and when that occurs), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of, or as may be advisable in view of any considerations relating to, any Governmental Entity (each, an “Applicable Requirement”).
(b) Each party to this Agreement shall, and shall cause its Affiliates and Representatives to, keep the existence and terms of this Agreement, the Ancillary Agreements, the Transactions and all other matters and documents contemplated by or related to this Agreement and the Ancillary Agreements confidential and shall not now or hereafter disclose any of the foregoing to any third-party Person, except (i) with the prior written consent of all of Parent, the Company and the Stockholders’ Agent, (ii) as required by any Applicable Requirement (including, for the avoidance of doubt, any filings with the SEC that Parent or its Affiliates deem required or advisable), (iii) during the course of litigation, so long as the disclosure of such terms and conditions are restricted in the same manner as is the confidential information of other litigating parties, (iv) in confidence to its legal counsel, accountants, banks and financing sources and their advisors in their capacity of advising the disclosing party in such matters, (v) in confidence to the auditors of the disclosing party, (vi) to any Taxing authority, or (vii) in confidence to the Auditor, Escrow Agent, Paying Agent or the Milestones and Indemnity Escrow Payout Agent in connection with the performance of their respective duties under this Agreement or any Ancillary Agreement. On and after the Closing Date, the obligations under this Section 7.4(b) shall terminate with respect to each party to this Agreement other than the Stockholders’ Agent.
(c) Without limiting the generality of Section 7.4(b), the Stockholders’ Agent recognizes and acknowledges that (1) any information acquired from the Surviving Corporation relating to OncoVEXGM-CSF or pursuant to Section 10.1(b)(iv)(D) is proprietary and confidential, shall not be disclosed to any other Person and violation of such confidentiality obligation could result in irrevocable harm and (2) Parent shall, in addition to any other remedies or rights it may have at law or equity, have the right to injunctive relief to prevent the disclosure of such information.
7.5. Certain Actions. Prior to the Closing, the Company and UK Sub hereby agree to and shall (a) irrevocably effect, immediately prior to the Effective Time, the UK Sub Conversion, pursuant to the Loan Note Insrument, the Exchange Agreement and the Letter of Instruction; and (b) irrevocably exercise the Company’s call option over each outstanding Ordinary B Share in exchange for GBP 0.10 pursuant to the Exchange Agreement.
7.6. Treatment of Certain Documents.
(a) Prior to the Closing, the Company and UK Sub shall, and shall cause other relevant parties to, enter into a termination agreement reasonably acceptable to Parent to terminate or cause the termination of, effective as of the Closing Date, (i) the Exchange Agreement, (ii) the Stockholders’ Agreement, (iii) the Warrant Agreements and (iv) the UK Sub Subscription Agreements (the “Termination Agreement”).
(b) Prior to the Closing, the Company and UK Sub shall comply with the matters set forth in Section 7.6(b) of the Company Disclosure Letter.
7.7. Employee Benefits.
(a) Parent agrees that the employees of the Company at the Effective Time who continue to remain employed with the Company, UK Sub or US Sub (the “Continuing Employees”) will, during the period commencing as of the Closing Date and continuing through December 31, 2011, continue to be provided with “employee welfare benefits” (within the meaning of Section 3(1) of ERISA) and “employee pension benefits” (within the meaning of Section 3(2) of ERISA) (excluding, in each case, equity awards), and severance pay that are comparable in the aggregate to those employee welfare benefits and employee pension benefits and severance pay that are provided to such employees by the Company immediately prior to the Effective Time (whether or not such severance pay is pursuant to a plan described in Section 3(1) or Section 3(2) of ERISA).
(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Benefit Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding benefit accrual) under each applicable Parent benefit plan, as if such service had been performed with Parent.
(c) As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, credit Continuing Employees with the amount of unused vacation time that such Continuing Employees had accrued under any applicable Company Benefit Plan as of the Effective Time.

(d) Between the date of this Agreement and the Effective Time, the Company shall use its commercially reasonable efforts to assist Parent in entering into Parent’s standard “on-boarding” documents with each of the Company’s employees, (other than the Key Employees, whose continuing employment after the Effective Time shall be governed by the New Employment Agreements), which documents will be effective at the Effective Time and shall include (i) at will agreements for US-based employees, (ii) proprietary information and inventions agreements and (iii) mutual agreements to arbitrate claims for US-based employees.
(e) If requested by Parent at least five (5) business days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the business day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent) not later than the business day immediately preceding the Effective Time.
(f) No later than five (5) business days after the date hereof, the Company shall provide Parent with all relevant calculations related to any potential liability of the Company or any of its Subsidiaries or any employee, director or officer thereof, under Section 280G or Section 4999 of the Code, respectively. At least five (5) calendar days prior to the Closing, (i) the Company shall submit for approval by its stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (ii) the right to any Parachute Payment shall have been irrevocably waived by each of the applicable Disqualified Individuals, and (iii) the Company shall have delivered to Parent true and complete copies of all disclosure and documents that comprise the stockholder approval of each Parachute Payment as set forth in this Section 7.7(f) in sufficient time to allow Parent to comment thereon (but no less than ten (10) calendar days prior to the 280G Stockholder Vote) and shall reflect all reasonable comments of Parent thereon.
(g) Nothing in this Agreement is intended to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent from terminating any of its benefit plans in accordance with their terms, (iii) prevent Parent, after the Effective Time, from terminating the employment of any Continuing Employee, provided that such termination complies with applicable law and the terms of any applicable employment agreement or (iv) create any third-party beneficiary rights in any employee of the Company or any Subsidiary, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing

Employee by Parent or the Company or under any benefit plan which Parent or the Company may maintain.
7.8. Expenses. Except as otherwise provided in this Agreement, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.
7.9. Indemnification; Directors’ and Officers’ Insurance.
(a) For a period of [**] years from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, agree that they will indemnify (including the advancement of expenses) and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), and their respective heirs and legal representatives (the “D&O Indemnified Parties”), against any D&O Indemnified Liability, to the fullest extent that the Company or any of its Subsidiaries would have been permitted under applicable Law and its certificate of incorporation or by-laws or the equivalent organization documents of its Subsidiaries in effect on the date of this Agreement to indemnify such Person, but subject to, for the avoidance of doubt, any limitation imposed by the foregoing (and Parent or the Surviving Corporation shall also advance expenses as incurred if not already paid by insurer to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the DGCL and other provisions of Delaware and other applicable Law and the relevant certificate of incorporation and by-laws of the Company or the equivalent organizational documents of the Subsidiaries of the Company shall be made by independent counsel selected by the Surviving Corporation.
(b) Any D&O Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any Liability it may have to such D&O Indemnified Party except to the extent such failure materially prejudices the indemnifying party, including if a delayed notice precludes an insurance recovery because of such delay. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such D&O Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such D&O Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the D&O

Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the D&O Indemnified Parties, the D&O Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the D&O Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all D&O Indemnified Parties in any jurisdiction unless the use of one counsel for such D&O Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the D&O Indemnified Parties will cooperate in the defense of any such matter; and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any D&O Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation to, at no expense to the beneficiaries, either (i) purchase a [**] year extended reporting period endorsement with respect to the Company’s current directors’ and officers’ liability insurance and maintain such endorsement in full force and effect for its full term, or (ii) maintain in effect for six years from and after the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company; with both (i) and (ii) to apply with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions). Alternatively, if (i) or (ii) are not available on commercially reasonable terms or at all, Surviving Corporation shall maintain in effect for six years from and after the Effective Time comparable coverage with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions) from insurance carriers with an A.M. Best Rating of not less than A-, and providing benefits and limits of liability not materially less favorable than as provided in the Company’s existing policies as of the date of this Agreement, to the extent that such coverage is commercially available, and if such coverage is not available on commercially reasonable terms, on the best commercially available coverage terms and limits of liability as may be commercially reasonably obtained at such time. In satisfying its obligation under this Section 7.9(c), neither Parent nor the Surviving Corporation shall be obligated to pay in total more than [**]% of the last annual aggregate premium paid prior to the date of this Agreement by the Company to obtain such coverage, it being understood and agreed that in the event such coverage cannot be obtained for [**]% or less of the last annual aggregate premium paid prior to the date of this Agreement by the Company, Parent and the Surviving Corporation shall be obligated to provide the best commercially available coverage terms and limits of liability as may be commercially reasonably obtained for such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and Assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.9.
(e) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties. The obligations of Parent and the Surviving Corporation under this Section 7.9 shall not be terminated or modified in such a manner as to materially and adversely affect any indemnitee to whom this Section 7.9 applies without the express written consent of such affected indemnitee.
(f) The rights of the D&O Indemnified Parties under this Section 7.9 shall be in addition to any rights such D&O Indemnified Parties may have under the Certificate of Incorporation or by-laws of the Company or equivalent organizational documents of any of its Subsidiaries, or under any applicable Contracts or Laws.
7.10. Tax Matters. For purposes of this Section 7.10, references to “the Company” are deemed to be references to “the Company and its Subsidiaries.”
(a) The Company shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to it or any of its Subsidiaries on or before the Closing Date and shall pay or withhold or pay over to the competent Tax authority any Taxes due in respect of such Tax Returns. Such Tax Returns shall be true and correct in all material respects and shall be prepared in accordance with all applicable Laws and the historical Tax practices of the Company and its Subsidiaries, as the case may be, except for new elections that may be made therein that were not previously available, subject to Parent’s consent.
(b) Parent shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries after the Closing Date and shall pay or withhold or pay over to the competent Tax authority any Taxes due in respect of such Tax Returns. Such Tax Returns relating to Taxable years or periods that begin on or before the Closing Date shall be true and correct in all material respects and shall be prepared in accordance with all applicable Laws and the historical Tax practices of the Company and its Subsidiaries, as the case may be, except for new elections that may be made therein that were not previously available, subject to Parent’s consent. Parent shall provide the Stockholders’ Agent a copy of each such Tax Return that is a material Tax Return no later than forty-five (45) days prior to the due date of such Tax Return for review and comment, which shall be submitted to Parent no later than fifteen (15) days prior to the due date of such Tax Return. Parent shall reflect all such comments of the Stockholders’ Agent, except to the extent not permitted by Law and to the extent Parent deems appropriate in its sole discretion.
(c) Prior to the Closing Date (but no earlier than 30 days before the Closing Date), the Company shall deliver to Parent and to the IRS notices in the form and substance reasonably satisfactory to Parent that the Company Common Stock and Company Preferred Stock are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code; provided, however, if the Company does not deliver the notices, Parent shall be permitted to deem the Company Common Stock and the Company Preferred Stock to be U.S. real property interests and shall be permitted to withhold from the payments due hereunder the minimum amount required under Section 1445 of the Code.
(d) The Former Securityholders shall be liable for and indemnify the Surviving Corporation for the full amount of any and all Taxes imposed on the Company (including UK Sub) for any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date (“Pre-Closing Taxes”) to the extent that such Taxes exceed the amount of Taxes included as a liability in the Final Closing Net Cash.
(e) Where the Pre-Closing Taxes involve a period which begins before and ends after the Closing Date, such Pre-Closing Taxes shall be calculated as though the taxable year of the Company terminated as of the close of business on the Closing Date; provided, however, that in the case of a tax not based on income, receipts, proceeds, profits or similar items, Pre-Closing Taxes shall be equal to the amount of Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through the Closing Date and the denominator of which shall be the number of days in the taxable period.
(f) After the Effective Time, the Company shall promptly notify the Stockholders’ Agent in writing upon receipt by Parent or the Company of notice of any pending or threatened Tax audits or assessments which may materially affect Tax Liabilities for which the Former Securityholders would be required to indemnify the Surviving Corporation pursuant to Section 7.10(d), provided that failure to comply with this provision shall not affect Parent’s or the Surviving Corporation’s right to indemnification hereunder. Parent shall have the right to control at its expense in any Tax proceeding related to Pre-Closing Taxes of the Company or any Subsidiary; provided, however, that Parent shall not settle or compromise any such proceeding without the Stockholders’ Agent’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.
(g) The Former Securityholders shall pay to the Surviving Corporation an amount equal to any Taxes (ignoring any Relief available to the Company or UK Sub)

that is payable by the Company or UK Sub as a result of the UK Sub Conversion. “Relief” means any loss, relief, allowance, refund, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise.
7.11. Exclusivity. Without limitation to the matters set forth in the Support Agreement, none of the Company, any of its Subsidiaries or any of their respective executive officers and directors shall, and the Company and its Subsidiaries shall direct and use reasonable best efforts to cause their respective employees, agents and Representatives not to, directly or indirectly, (a) initiate, solicit, encourage or otherwise facilitate the contemplation, consideration, making or implementation of any Alternate Transaction Proposal; (b) provide any due diligence materials or other information or data to any Person concerning the contemplation, consideration, making or implementation of any Alternate Transaction Proposal; or (c) agree to enter, or enter, into any letter of intent, memorandum of understanding, contract, agreement, document, commitment, arrangement or understanding, whether written or oral, legally binding or not, concerning any Alternate Transaction Proposal or the contemplation, consideration, making or implementation thereof, or otherwise agree to or participate in any Alternate Transaction Proposal. The Company shall notify Parent within 48 hours if any Alternate Transaction Proposal is received by it or any of its executive officers, directors, agents or other Representatives, or, to the knowledge of such party’s management, any of such party’s shareholders, investors or other employees, indicating, in connection with such notice, a summary of the consideration and other material terms and conditions of any Alternate Transaction Proposal; provided that the name of the Person submitting the Alternate Transaction Proposal may be redacted to the minimum extent required to comply with any binding confidentiality obligations relating to the underlying Alternate Transaction Proposal.
7.12. Information Statement. As promptly as reasonably practicable following the date hereof, the Company shall distribute to the Former Securityholders the Information Statement relating to the action of the Company stockholders, by written consent in lieu of a meeting, to adopt this Agreement. The Information Statement shall be in a form reasonably acceptable to Parent and shall include the recommendation of the board of directors of the Company to the Former Securityholders in favor of adoption of this Agreement and approval of the Ancillary Agreements, the Merger and the other Transactions. No amendment or supplement to the Information Statement will be made by the Company without the prior written approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed.
7.13. Waiver of Prepayment Notice. Promptly following the date hereof, the Company shall obtain a waiver of any requirement to deliver notice of prepayment under each Credit Agreement or any other Indebtedness of the Company or its Subsidiaries, as applicable.

7.14. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such Transactions.
7.15. Governmental Entity Contacts. From the date hereof until Closing, the Company shall (a) promptly notify Parent in writing of all material developments relating to the Company Products or the OptiM Pivotal Trial in Melanoma, including all material developments relating to the Material Product and Trial Information, [**] or any other communications, filings or reports to be made with (or received from) the FDA, the EMA, any other Governmental Entity or Review Board relating to the Company Products or the OptiM Pivotal Trial in Melanoma; (b) promptly provide Parent with true and complete copies of all material correspondence, filings or reports to be made with (or that are received from) the FDA, the EMA, any other Governmental Entity or Review Board relating to the Company Products or the OptiM Pivotal Trial in Melanoma (including [**] all other material filings, reports, written correspondence, meeting minutes, records of contact, and other communications); (c) consult in advance with Parent with respect to [**] any other material correspondence, reports, filings or other documentation proposed to be made or provided by or on behalf of the Company or any of its Subsidiaries with the FDA, the EMA, any other Governmental Entity or Review Board relating to the Company Products or the OptiM Pivotal Trial in Melanoma (including by providing Parent with an advance copy thereof and a reasonable opportunity to review and provide comments thereon); (d) incorporate all reasonable comments made by Parent with respect thereto; and (e) to the extent requested by Parent and permitted by applicable Law, allow Parent to participate in any such discussions with any such Governmental Entities or Review Boards.
7.16. Management Incentive Plan. Parent shall pay, or cause the Surviving Corporation to pay all amounts required to be paid pursuant to the MIP, on the terms, and subject to the conditions, specified therein. Other than the amendments that do not adversely affect the MIP Participants, Parent shall not permit the Surviving Corporation to amend or terminate the MIP following the Closing except with the written agreement of the affected MIP Participants.
7.17. Completed Consideration Allocation Schedule. At least five (5) business days prior to the Closing, the Company and the Stockholders’ Agent shall deliver to Parent a completed Consideration Allocation Schedule, certified by the Chief Executive Officer of the Company, that shall set forth a description true and accurate in all respects of the exact amounts payable in respect of the Transactions, including pursuant to the Escrow Agreement and the MIP, to the Former Securityholders, the MIP Participants, the Ordinary B Shareholders and the Loan Note Holders and that shall also reflect the adjustments to be made, pursuant to, and in accordance with, Section 5.1(a).

Parent and the Surviving Corporation are entitled to rely on the Consideration Allocation Schedule in making any payment or disbursement to any Person pursuant to this Agreement and in no event shall Parent or the Surviving Corporation or any of their respective Affiliates have any Liability to any Person (including the Stockholders’ Agent and each of the Former Securityholders, the Ordinary B Shareholders and the Loan Note Holders) for the payment or disbursement by any Person (including Parent and the Surviving Corporation and their respective Affiliates and Representatives) in accordance with the Consideration Allocation Schedule, as updated from time to time in accordance with the terms of this Agreement.
7.18. Further Assurances. The parties shall cooperate and use their respective reasonable best efforts to execute any additional documents necessary to effect the Transactions.
ARTICLE VIII
Conditions
8.1. Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
(a) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated. All other competition, merger control and antitrust approvals or filings required by the applicable foreign antitrust Laws shall have been obtained, terminated or made, as the case may be.
(b) Injunctions. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any of the Transactions (collectively, an “Order”) and no Governmental Entity shall have instituted any proceeding, and no other Person shall have instituted any proceeding reasonably likely to succeed on the legal and factual merits, seeking any such Order.
(c) Stockholder Approval. This Agreement shall have been duly adopted and the Merger and other Transactions contemplated by this Agreement shall have approved by Required Stockholder Vote in the manner set forth in Section 6.1(c).
8.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Transactions are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company set forth in this Agreement (without regard to materiality or Company Material Adverse Effect qualifiers contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect; provided, however, the Company Fundamental Reps must be true and correct in all material respects. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company dated as of the Closing Date, certifying that the foregoing conditions have been satisfied.
(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, certifying that the foregoing conditions have been satisfied.
(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any state of facts, circumstance, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.
(d) Consents Under Certain Contracts. The Company shall have obtained the consents or approvals set forth in Section 8.2(d) of the Company Disclosure Letter.
(e) Certain Employees. Each Key Employee shall have remained actively employed by the Company through the Effective Time, other than for reasons of death or permanent and total disability, and, to the Company’s Knowledge, no Key Employee shall have any intention not to honor such individual’s New Employment Agreement. In addition, no fewer than [**]% of the current employees of the Company listed in Section 8.2(e) of the Company Disclosure Letter shall be actively employed by the Company at the Effective Time, other than for reasons of death or permanent and total disability; provided, however, that if any such named individual voluntarily leaves the employ of the Company, the Company may hire a replacement employee that is reasonably acceptable to Parent. Permanent and total disability shall have the meaning of Section 22(e)(3) of the Code and must be certified by (i) the United States Social Security Administration, for US employees and Key Employees, (ii) the comparable governmental authority, for UK employees and Key Employees, (iii) such other body having the relevant decision-making power, for UK employees and Key Employees, or (iv) an independent medical advisor appointed by Parent in its sole discretion, as applicable, in any such case.
(f) Appraisal Rights. Not more than [**]% of the outstanding shares of the Company Capital Stock (on an as-converted basis) shall constitute Dissenting Shares.
(g) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by each of Escrow Agent and the Stockholders’ Agent.
(h) Payoff Letters. Contemporaneously with the Closing, the Company shall have delivered to Parent the documents referred to in Section 3.1(b) of this Agreement.
(i) Merger Certificate. The Delaware Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware for the Merger, in such form as required by the relevant provisions of the DGCL.
(j) 280G Stockholder Vote. The 280G Stockholder Vote shall have occurred and any payments which could reasonably be expected to be nondeductible under Section 280G of the Code have been irrevocably waived by each of the applicable Disqualified Individuals and either approved or disapproved in the 280G Stockholder Vote.
(k) Legal Opinions. Parent shall have received from Wilmer Cutler Pickering Hale and Dorr LLP, on behalf of the Company and UK Sub, legal opinions substantially in the form set forth in Annex D-1 and Annex D-2, respectively.
(l) Additional Matter. The condition set forth in Section 8.2(l) of the Company Disclosure Letter shall have been satisfied.
(m) Certain Actions. (i) The Company and UK Sub shall have (a) effected the UK Sub Conversion pursuant to the Loan Note Instruments; the Exchange Agreement and the Letter of Instruction; and (b) exercised the Company’s call option over each outstanding Ordinary B Share in exchange for GBP 0.10 pursuant to the Exchange Agreement and (ii) each Ordinary B Shareholder and Loan Note Holder shall have delivered all original certificates and notes representing all issued and outstanding Ordinary B Shares and Loan Notes to the Company (or indemnities in respect thereof in a form reasonably satisfactory to Parent), duly and validly endorsed for transfer and assignment, free and clear of all Liens.
(n) Adjusted Closing Consideration. The Company shall have complied with its obligations under Section 5.1(a) within the time periods specified therein.

(o) Support Agreements. Each Company Voting Stockholder and each Ordinary B Shareholder and Loan Note Holder shall have executed the Support Agreement and such Support Agreement and all of the proxies, consents and other documents delivered pursuant thereto, as applicable, shall remain in full force and effect pursuant to their respective terms, and no breaches thereof by any party thereto shall have occurred.
(p) Updated Consideration Allocation Schedule. The Company and Stockholders’ Agent shall have delivered to Parent the Consideration Allocation Schedule according to Section 7.16.
(q) Delivery Obligations. The Company shall have complied with its delivery obligations under Article III.
8.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Transactions is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement (without regard to materiality qualifiers contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not or could not reasonably be expected to result in a Parent Material Adverse Effect; provided, however, the Parent Fundamental Reps must be true and correct in all material respects. The Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent as of the Closing Date, certifying that the foregoing conditions have been satisfied.
(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent as of the Closing Date, certifying that the foregoing conditions have been satisfied.
(c) Merger Certificate. The Delaware Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware for the Merger, in such form as required by the relevant provisions of the DGCL.
(d) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by Parent and Escrow Agent.

ARTICLE IX
Termination
9.1. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, by mutual written consent of the Company and Parent.
9.2. Termination by Either Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time by either Parent or the Company if (a) the Transactions shall not have been consummated by April 30, 2011; provided, however, that if Parent determines that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the Transactions by any Governmental Entity, the Termination Date may be extended by Parent to a date not beyond May 31, 2011 (the “Termination Date”), or (b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Transactions.
9.3. Termination by the Company. This Agreement may be terminated by the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 8.3(a) or 8.3(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (a) 30 days after written notice thereof is given by the Company to Parent and (b) the Termination Date.
9.4. Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time by Parent if (a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 8.2 would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Parent to the Company and (ii) the Termination Date, or (b) the Required Stockholder Vote shall not have been obtained or the Support Agreement shall not have been executed by each Company Voting Stockholder immediately following the execution of this Agreement on the date hereof.
9.5. Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no Liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (a) no such termination shall relieve any party hereto or their Representatives or Affiliates of any Liability to the other parties hereto resulting from any fraud or intentional breach of this Agreement and (b) the provisions set forth in this Section 9.5 (Effect of Termination), Article XII (Miscellaneous and General) and Sections 7.4 (Publicity; Confidentiality) and 7.8 (Expenses) (and any related definitional provisions set forth in Article I) shall survive the termination of this Agreement. The Confidentiality Agreement and the Exclusivity Agreement shall be affected by the termination of this Agreement in accordance with their respective terms (including with respect to any prior breaches thereof).
ARTICLE X
Contingent Payment and Indemnification
10.1. Contingent Payments.
(a) Milestones.
(i) [**] following the Filing of the first BLA by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees for OncoVEXGM-CSF in the United States for [**] that is primarily based on [**] (the “BLA Filing Milestone”), Parent shall notify the Stockholders’ Agent that the BLA Filing Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “BLA Filing Milestone Payment”).
(ii) In the event that the Surviving Corporation, Parent or their respective Affiliates or sublicensees receives Full Marketing Approval in the United States, then [**] following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States for [**] (the “US Initial Sale Milestone”), Parent shall notify the Stockholders’ Agent that the US Initial Sale Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “US Initial Sale Milestone Payment”). Notwithstanding the foregoing, in the event that the Surviving Corporation, Parent or their respective Affiliates or sublicensees first receives Limited Marketing Approval in the United States, then the US Initial Sale Milestone Payment shall no longer be payable, and in lieu thereof the Former

Securityholders shall have the right to receive only the following payments, subject to the terms and conditions hereof:
(A) if the $[**] US Net Sales Milestone is satisfied with respect to either the [**] or [**] full calendar year immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States (the $[**] Early US Net Sales Milestone”), then within [**], Parent shall notify the Stockholders’ Agent that the $[**] Early US Net Sales Milestone has been satisfied, and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Early US Net Sales Milestone Payment”); provided, however, that notwithstanding the foregoing, the $[**] Early US Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year in which the $[**] Early US Net Sales Milestone is satisfied, (2) not be paid together with, and preclude, the $[**] Late US Net Sales Milestone Payment and (3) terminate on, and no longer be due or payable after, the last calendar day of the [**] calendar year following the Closing;
(B) if the $[**] Early US Net Sales Milestone has not been satisfied, but the $[**] US Net Sales Milestone is satisfied with respect to any one of the [**], [**] or [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States (the “$[**] Late US Net Sales Milestone”), then within [**], Parent shall notify the Stockholders’ Agent that the $[**] Late US Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Late US Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Late US Net Sales Milestone Payment shall (1) be paid one time only in respect of the first applicable calendar year to occur in which the $[**] Late US Net Sales Milestone is satisfied, (2) not be payable together with, and shall preclude, the $[**] Early US Net Sales Milestone Payment and (3) terminate on, and no longer be due or payable after, the last calendar day of the [**] calendar year following the Closing;

(C) if (1) the $[**] Early US Net Sales Milestone has been satisfied and (2) the $[**] US Net Sales Milestone is satisfied in respect of the same or any subsequent full calendar year during the first [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States (the “$[**] Early US Net Sales Milestone”), then within [**], Parent shall notify the Stockholders’ Agent that the $[**] Early US Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Early US Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Early US Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year to occur in which the $[**] Early US Net Sales Milestone is satisfied, (2) not be payable together with, and preclude, the $[**] Late US Net Sales Milestone Payment and (3) terminate on, and no longer be due or payable after, the last calendar day of the [**] calendar year following the Closing; and
(D) if (1) the $[**] Early US Net Sales Milestone has not been satisfied and (2) the $[**] US Net Sales Milestone has been satisfied with respect to any one of the first [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the United States (the “$[**] Late US Net Sales Milestone”), then within [**], Parent shall notify the Stockholders’ Agent that the $[**] Late US Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Late US Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Late US Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year to occur in which the $[**] Late US Net Sales Milestone is satisfied, (2) not be payable together with, and preclude, the $[**] Early US Net Sales Milestone Payment and (3) terminate on, and no longer be due or payable after, the last calendar day of the [**] calendar year following the Closing.
(iii) In the event that the Surviving Corporation, Parent or their respective Affiliates or sublicensees receives Full Marketing Approval in the

European Union, then [**] following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union for melanoma (the “EU Initial Sale Milestone”), Parent shall notify the Stockholders’ Agent that the EU Initial Sale Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “EU Initial Sale Milestone Payment”). Notwithstanding the foregoing, in the event that the Surviving Corporation, Parent or their respective Affiliates or sublicensees first receives Limited Marketing Approval in the European Union, then the EU Initial Sale Milestone Payment shall no longer be payable, and in lieu thereof the Former Securityholders shall have the right to receive only the following payments, subject to the terms and conditions thereof:
(A) if the $[**] EU Net Sales Milestone is satisfied with respect to either the [**] or [**] full calendar year immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union (the “$[**] Early EU Net Sales Milestone”), then within 45 calendar days following the end of such calendar year, Parent shall notify the Stockholders’ Agent that the $[**] Early EU Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Early EU Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Early EU Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year to occur in which the $[**] Early EU Net Sales Milestone is satisfied, (2) not be paid together with, and preclude, the $[**] Late EU Net Sales Milestone Payment and (3) terminate on, and no longer be payable after, the last calendar day of the [**] calendar year following the Closing;
(B) if the $[**] Early EU Net Sales Milestone has not been satisfied, but the $[**] EU Net Sales Milestone is satisfied with respect to any one of the [**], [**] or [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union (the $[**] Late EU Net Sales Milestone”), then within 45 calendar days following the end of such calendar year, Parent shall notify the Stockholders’ Agent that the $[**] Late EU Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Late EU Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Late EU Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year to occur in which the $[**] Late EU Net Sales Milestone is satisfied, (2) not be payable together with, and preclude, the $[**] Early EU Net Sales Milestone Payment and (3) terminate on, and no longer be payable after, the last calendar day of the [**] calendar year following the Closing;
(C) if (1) the $[**] Early EU Net Sales Milestone has been satisfied and (2) the $[**] EU Net Sales Milestone is satisfied in respect of the same or any subsequent full calendar year during the first [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union (the “$[**] Early EU Net Sales Milestone”), then within 45 calendar days following the end of such calendar year, Parent shall notify the Stockholders’ Agent that the $[**] Early EU Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Early EU Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Early EU Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first applicable calendar year to occur in which the $[**] Early EU Net Sales Milestone is satisfied, (2) not be payable together with, and preclude, the $[**] Late EU Net Sales Milestone Payment and (3) terminate on, and no longer be payable after, the last calendar day of the [**] calendar year following the Closing; and
(D) if (1) the $[**] Early EU Net Sales Milestone has not been satisfied, and (2) the $[**] EU Net Sales Milestone has been satisfied with respect to any one of the first [**] full calendar years immediately following the first Commercial Sale of OncoVEXGM-CSF by or on behalf of the Surviving Corporation, Parent or their respective Affiliates or sublicensees in the European Union (the “$[**] Late EU Net Sales Milestone”) has been satisfied, then within

45 calendar days following the end of such calendar year, Parent shall notify the Stockholders’ Agent that the $[**] Late EU Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Late EU Net Sales Milestone Payment”); provided, however, that, notwithstanding the foregoing, the $[**] Late EU Net Sales Milestone Payment shall (1) be paid one time only, in respect of the first calendar year to occur in which the $[**] Late EU Net Sales Milestone is satisfied, (2) not be payable together with, and preclude, the $[**] Early EU Net Sales Milestone Payment and (3) terminate on, and no longer be payable after, the last calendar day of the [**] calendar year following the Closing.
(iv) [**] following the end of the first calendar year in which worldwide Net Sales of OncoVEXGM-CSF in a single calendar year exceeded $[**] (the “$[**] Net Sales Milestone”), Parent shall notify the Stockholders’ Agent that the $[**] Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Net Sales Milestone Payment”).
(v) [**] following the end of the first calendar year in which worldwide Net Sales of OncoVEXGM-CSF in a single calendar year exceeded $[**] (the “$[**] Net Sales Milestone”), Parent shall notify the Stockholders’ Agent that the $[**] Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Net Sales Milestone Payment”).
(vi) Within 45 calendar days following the end of the first calendar year in which worldwide Net Sales of OncoVEXGM-CSF in a single calendar year exceeded $[**] (the “$[**] Net Sales Milestone”), Parent shall notify the Stockholders’ Agent that the $[**] Net Sales Milestone has been satisfied and Parent shall pay or cause to be paid to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (subject to

Parent’s election pursuant to Section 4.3(b)in the case of payments to Former Optionholders) [**] ($[**]) less the portion of such amount, if any, attributable to Dissenting Shares, as such amount may be adjusted pursuant to Section 10.1(b)(iii) (such amount, as so adjusted, the “$[**] Net Sales Milestone Payment”).
(vii) Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, none of the Milestone payments shall be payable more than one time. With respect to the Milestones set forth in subsections (ii)(A)-(D), (iii)(A)-(D), (iv), (v) and (vi) (the “Commercial Sale Milestones”), the payments set forth in such subsections shall be payable following the end of the first calendar year in which the respective Milestone is satisfied; accordingly, the parties acknowledge that more than one of such Milestones may be payable with respect to a particular calendar year (for example, if worldwide Net Sales of OncoVEXGM-CSF exceed $[**] for the first time in a particular calendar year and also exceed $[**] for the first time in the same calendar year, then the Milestones payable under both subsection (iv) and subsection (v) shall be payable for such calendar year).
(viii) For the avoidance of doubt, in no event shall Parent be obligated to make aggregate Contingent Payments in an aggregated amount in excess of $575,000,000.
(b) General.
(i) No Obligations. Following the Closing, Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the development, manufacture and commercialization of OncoVEXGM-CSF in all respects, including the determination to test, develop, pursue, market, make any regulatory filings, including any BLA filing, or seek any regulatory approvals, including any marketing approvals in the United States or the European Union, with respect to, or make any strategic product portfolio decisions affecting, OncoVEXGM-CSF. None of this Agreement, any Ancillary Agreements or any other fact, circumstance or matter relating hereto or thereto (including the process of negotiation, execution and implementation hereof or thereof) shall be construed to impose upon Parent or any of its Affiliates any express or implied obligation, duty or expectation to test, develop, pursue, market, make any regulatory filings or seek any regulatory approvals with respect to, or otherwise advance OncoVEXGM-CSF.
(ii) Payment Procedures. As promptly as practicable following the earlier of (x) the notice that the first Milestone has been met and (y) 30 days prior to the Final Release Date, the Stockholders’ Agent shall engage a nationally recognized institution of good repute reasonably acceptable to Parent to act as a paying agent (the “Milestones and Indemnity Escrow Payout Agent”). Subject to Parent’s election pursuant to Section 4.3(b), promptly following the payment of a Contingent Payment to the Milestones and Indemnity Escrow Payout Agent, the Stockholders’ Agent shall direct the Milestones and Indemnity Escrow Payout Agent to pay to each applicable Former Securityholder, by wire transfer of immediately available funds (or by check, as reasonably directed by such Person), such Person’s Pro Rata Portion of such Contingent Payment (after giving effect to any required withholding as provided in Section 4.2(g) not otherwise deducted and withheld by Parent pursuant to Section 10.1(b)(iii)(A)) pursuant to the updated Consideration Allocation Schedule delivered to Parent in accordance with Section 10.3(d). Irrespective of any of its actions pursuant to Section 10.3(d) hereof, Parent shall have no obligation to any Former Securityholder in respect of such Person’s Pro Rata Portion of any Contingent Payment other than the obligation to make the aggregate payments specified in Section 10.1(a) to the Milestones and Indemnity Escrow Payout Agent as directed by the Stockholders’ Agent, or, in the case of payments to the Former Optionholders, through other means at Parent’s election pursuant to Section 4.3(b), and upon such payment of such amounts, all of Parent’s obligations with respect thereto shall be satisfied and discharged in full. Following such payment by Parent to the Milestones and Indemnity Escrow Payout Agent, or, in the case of payments to the Former Optionholders, through other means at Parent’s election pursuant to Section 4.3(b), each Former Securityholder shall look only to the Stockholders’ Agent, the Milestones and Indemnity Escrow Payout Agent or, in the case of payments to the Former Optionholders, through other means at Parent’s election pursuant to Section 4.3(b), to receive such Person’s Pro Rata Portion of any Contingent Payment pursuant to Section 10.1(a). The right of the Former Securityholders to receive their respective Pro Rata Portions of the Contingent Payments shall not be evidenced by any form of certificate or instrument. The right of any Former Securityholder to receive such Person’s Pro Rata Portion of any Contingent Payment shall not be assignable or transferable except by will, the Laws of intestacy, other operation of Law, or a Permitted Disposition if such Former Securityholder is a partnership or a limited liability company, to one or more partners or members of such Former Securityholder or to one or more Affiliates of such Former Securityholder (provided that written notice of such assignment and transfer shall be promptly delivered to each of Parent and the Stockholders’ Agent by transferor or assignor, which notice shall expressly set forth the transferor or assignor and the transferee or assignee, the securities, instruments or rights to which such transfer or assignment related and the effective date of such transfer and, provided, further, that as a condition to such transfer or assignment, the parties to such transfer or assignment shall agree to provide to each of Parent and the Stockholders’ Agent, at their respective request, any additional evidence of the transfer or assignment that it may reasonably request) and neither Parent, the Surviving Corporation nor the Stockholders’ Agent shall give effect to any purported assignment or transfer made in contravention of this sentence. For purposes of this Agreement, “Permitted Disposition” means a transfer to a third party approved in writing in advance by Parent, such approval not to be unreasonably withheld; provided that notwithstanding anything set forth in this Agreement, Parent shall have no obligation to consent to any such transfer if such transfer cannot, individually and/or taken together with any prior transfer and any potential future transfers and other facts and circumstances, be accomplished in a transaction that is, in Parent’s judgment, exempt from registration and qualification under, and/or result in any other adverse consequences under, U.S. federal and state securities laws or any other Law or would have an adverse Tax impact or any other adverse impact of any nature on Parent or its Affiliates (including the Surviving Corporation).
(iii) Adjustments.
(A) In addition, any Contingent Payment that is payable following the completion of a Milestone shall be automatically reduced by the aggregate amount of (1) any amounts Parent is required to deduct or withhold with respect to the making of such payment under applicable Law (including, without limitation, with respect to any Taxes, Transfer Tax, Transaction Taxes and other amounts); (2) the New Issuance Cost; (3) any UK employer’s national insurance payable by UK Sub in respect of payments under this Section 10.1 to Former Securityholders; (4) subject to Section 10.2(b)(ii), (I) the aggregate Contingent Payments Irrevocable Adjustments outstanding at the relevant time and (II) the aggregate Contingent Payments Adjustment Outstanding Reserves at the relevant time and (5) any Stockholders’ Agent’s Costs payable under Section 10.3(b), in each case, not otherwise deducted from the Up-Front Payment, Indemnity Escrowed Cash or any prior Contingent Payment (for the avoidance of doubt, to the extent that the amount of a particular Contingent Payment is insufficient to offset any Parent Claim (as defined below), the undeducted excess of such amounts shall be carried forward and deducted from the next Contingent Payments in the manner provided herein) (the amounts subject to clauses (4) and (5), together, the “Parent Claims”); for the avoidance of doubt, the amounts set forth in this Section 10.1(b)(iii) shall not be subject to the Basket Amount set forth in Section 10.2(b) of this Agreement.
(B) Subject to 10.2(b)(ii), within 30 business days following the final determination in accordance with Article XI of this Agreement of the Contingent Payments Adjustment Outstanding Reserves for which a Contingent Payment was reduced pursuant to Section 10.1(b)(iii), if the final determination of claims with respect to such Contingent Payments Adjustment Outstanding Reserves is less than the amount by which the Contingent Payment was reduced, Parent shall pay or cause to be paid the applicable difference to the Milestones and Indemnity Escrow Payout Agent in the manner set forth in Section 10.2(b)(i) (less any amounts set forth in Section 10.1(b)(iii) above and subject to Parent’s election pursuant to Section 4.3(b) in the case of payments to Former Optionholders). In the event that the final determination of claims with respect to such outstanding Contingent Payments Adjustment Outstanding Reserves is more than the amount by which the Contingent Payment was reduced, the difference shall be carried forward and deducted from the next Contingent Payments in the manner provided herein.
(C) With respect to any Contingent Payment that becomes payable following [**] of the Closing Date, if such Contingent Payment is due to be adjusted by the amounts set forth above in Section 10.1(b)(iii)(A)(4), (1) the FCPI Holders, as of such time, shall receive their respective Pro Rata Portions of such Contingent Payment adjusted by the amounts set forth in Sections 10.1(b)(iii)(A)(1), (2), (3) and (5), and (2) the remaining balance shall first be reduced by the amounts set forth above in Section 10.1(b)(iii)(A)(4) and, then, such difference shall be distributed to the remaining Former Securityholders, as of such time, based on their respective Remaining Pro Rata Portion. For purposes of this Agreement: (1) “FCPI Holder” means a Former Securityholder that is organized and qualified as an “FCPI” (fonds communs de placement dans l’innovation) under French law, and (2) “Remaining Pro Rata Portion” means, with respect to any Former Securityholder other than an FCPI Holder, the fraction having: (a) a numerator equal to the sum of: (i) the aggregate number of shares of Company Common Stock into which all shares of Series G Preferred Stock, which for purposes hereof shall include all shares of Series G Preferred Stock underlying each Series G Warrant held (or deemed to be held) by such Former Securityholder immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (ii) the aggregate number of shares of Company Common Stock into which all shares of Series E Preferred Stock, which for purposes hereof shall include all shares of Series E Preferred Stock underlying each Series E Warrant, held (or deemed to be held) by such Former Securityholder immediately prior to the Effective Time, are (or if issued would be) convertible pursuant to the Certificate of Incorporation; (iii) the aggregate number of shares of Company Common Stock (regardless whether vested or unvested) issuable pursuant to all Company Options held by such Former Securityholder immediately prior to the Effective Time and (iv) all shares of Company Common Stock held by such Former Securityholder as of the Effective Time, excluding for purposes of the calculation (except to the extent expressly provided in this Agreement), in each case, for the avoidance of doubt, all dividend and interest entitlements and accruals thereto; and (b) a denominator equal to the Aggregate Participating Shares held by all Former Securityholders other than the FCPI Holders.

(iv) Reporting; Miscellaneous.
(A) If any Milestone occurs prior to the Closing, (1) Parent shall not be obligated to make any Contingent Payment unless the Effective Time occurs, and (2) the related Contingent Payment will be payable within 45 calendar days following the Effective Time and otherwise subject to the other applicable terms of this Agreement.
(B) Parent shall cause the Surviving Corporation to keep complete, true and accurate books of accounts and records for the purpose of determining the amounts payable to the Former Securityholders pursuant to Sections 10.1(a)(ii) through 10.1(a)(vi). Such books and records shall be kept for at least three (3) years following the end of the calendar quarter to which they pertain.
(C) Until the earlier of (x) the achievement of the first Commercial Sale of OncoVEX GM-CSF in the United States or (y) the [**] anniversary of the Closing, Parent shall provide the Stockholders’ Representative, within sixty days following January 1st and July 1st of each calendar year, with a semiannual report of the current status of the OncoVEX GM-CSF program in terms of obtaining marketing approval in the United States and the EU.
(D) Commencing upon the first Commercial Sale and until the earlier of (1) the achievement of all Milestones and (2) the [**] anniversary of the Closing, Parent shall furnish the Stockholders’ Representative with an annual report of Net Sales of OncoVEXGM-CSF within sixty days after the end of each calendar year. Such reports shall include only the aggregate figure for each of (1) the Net Sales during such calendar year and (2) the aggregate estimated “gross to net” adjustments for such calendar year pursuant to the definition of Net Sales set forth herein. For avoidance of doubt, in connection with the foregoing, the report of Net Sales of OncoVEXGM-CSF will include only the aggregate figure for each of (I) total calendar year worldwide gross sales, (II) total calendar year worldwide adjustments pursuant to the definition of Net Sales set forth herein and (III) total calendar year worldwide Net Sales.
(E) Commencing on the first Commercial Sale, on not less than thirty (30) calendar days’ prior written notice, Parent shall permit an independent, certified public accountant selected by the Stockholders’ Agent and reasonably acceptable to Parent, which acceptance will not be unreasonably withheld, conditioned or delayed (for the purposes of this Section 10.1(b)(iv)(E), the “Auditor”), to audit or inspect those books or records of the Surviving Corporation that relate to Net Sales and are necessary to audit or inspect, for the sole purpose of verifying whether or not any of the Commercial Sale Milestones, which have not previously been paid, have been satisfied. The Auditor will disclose to the Stockholders’ Agent only whether or not the applicable Commercial Sale Milestone was met. Such inspections may be made no more than once each calendar year and during normal business hours and shall not be available to the extent that Parent has otherwise included in its filings with the SEC or other public disclosures information sufficient to enable the Stockholders’ Agent to make the determination without such an audit. Such records for any particular calendar quarter shall be subject to no more than one inspection. The Auditor shall be obligated to execute a confidentiality agreement in form and substance satisfactory to Parent prior to commencing any such inspection. Inspections conducted under this Section 10.1(b)(iv)(E) shall be at the expense of the Stockholders’ Agent; provided, however, that if any such inspection reveals and, to the extent there is a dispute over such finding, any court of competent jurisdiction finally determines, that a Commercial Sale Milestone has in fact been achieved, the costs thereof shall be borne by Parent. The Stockholders’ Agent and the Auditor shall conduct any such inspection in a manner that minimizes disruption of Parent’s and the Surviving Corporation’s normal business activities.
(F) Notwithstanding anything to the contrary, in no event shall the aggregate amounts payable to the Former Securityholders in respect of a Contingent Payment set forth in each of Sections 10.1(a)(i) to 10.1(a)(vi) exceed the maximum amount payable pursuant to each such Contingent Payment.
(G) Each of the Contingent Payments set forth in Sections 10.1(a)(i) to 10.1(a)(vi) to former holders of Company Options pursuant to Section 4.3 shall be deemed a separate payment for purposes of Section 409A of the Code.
(H) For purposes of determining whether any Milestone has been met, the parties agree that Parent shall use its prevailing applicable foreign currency conversion and other accounting policies; provided that such conversion and other policies shall be in accordance with GAAP or, if Parent is then using IFRS or another nationally or internationally recognized set of generally accepted accounting principles, such other standard.
(c) Consummation of OncoVEXGM-CSF Product Line Sale.
(i) During the period beginning at the Effective Time and ending on the date on which the $[**] Net Sales Milestone Payment is delivered by Parent to the Milestones and Indemnity Escrow Payout Agent for the benefit of the applicable Former Securityholders (the “Covered Period”), Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) may not directly or indirectly consummate an OncoVEXGM-CSF Product Line Sale unless (A) Parent and its Affiliates (including the Surviving Corporation) make proper provision so that such acquiror assumes and succeeds to the obligations of Parent and its Affiliates (including the Surviving Corporation) set forth in this Section 10.1 (as if such acquirer were Parent for purposes of the definition of Net Sales and the obligations set forth in this Section 10.1); (B) prior to or simultaneously with the consummation of such OncoVEXGM-CSF Product Line Sale, such acquirer delivers to the Stockholders’ Agent an instrument of assumption for the benefit of the Former Securityholders effecting the assumption and succession described in the foregoing clause (A); and (C) [**].
(ii) “OncoVEXGM-CSF Product Line Sale” means (A) a merger, dissolution, liquidation or consolidation of the Surviving Corporation or any of its Subsidiaries with or into another Person who is not an Affiliate of Parent, directly or indirectly or (B) a sale, conveyance, transfer or other disposition of the assets and properties or all of the capital stock of the Surviving Corporation or any of its Subsidiaries (other than a license granted pursuant to paragraph (d) below) to any third party who is not an Affiliate of Parent, that includes all or substantially all of the United States or European Union rights covering OncoVEXGM-CSF (including any regulatory approvals and Company IP), other than, for the avoidance of doubt, (x) sales of units of OncoVEXGM-CSF product in the ordinary course of business or (y) a direct or indirect change of control of Parent.
(d) Conditions to Licensing and Sublicensing. If, during the Covered Period, Parent or any of its Affiliates (including the Surviving Corporation and its Subsidiaries) grants, directly or indirectly, an exclusive license or exclusive sublicense under the Company IP to any third party that is not an Affiliate of Parent with respect to the development and/or commercialization of OncoVEXGM-CSF in the United States or any member state of the European Union, and, as a result of such exclusive arrangement, Parent does not have final decision making authority regarding the development (if such arrangement covers development of OncoVEXGM-CSF) and/or commercialization (if such arrangement covers commercialization of OncoVEXGM-CSF) of OncoVEXGM-CSF (it being understood that contract manufacturing, contract sales organization, material transfer, clinical trial site, contract research organization, distribution (with respect to relationships with wholesalers) and co-promotion arrangements shall not be covered by this definition) (each a “Commercial Sublicense”), then:
(i) any such Commercial Sublicense shall contain provisions requiring the licensee, sublicensee or other recipient of rights to: (A) deliver to Parent the information required by Parent to prepare and deliver the reports and other information set forth in Section 10.1(b)(iv) (Reporting; Miscellaneous); (B) keep accounts of all Net Sales of OncoVEXGM-CSF, and deliver to Parent the information required by Parent to calculate Net Sales of OncoVEXGM-CSF hereunder and deliver to the Stockholders’ Agent the written statements required by Section 10.1(b)(iv) (Reporting; Miscellaneous); and (C) provide Parent with the right to request access for an Auditor to the records of such licensee, sublicensee or other recipient on terms similar to those required by Section 10.1(b)(iv) (Reporting; Miscellaneous) so that Parent can comply with Section 10.1(b)(iv); and

(ii) Parent shall deliver to the Stockholders’ Agent a copy of such definitive agreement, which may be reasonably redacted (other than with respect to reporting and audit matters necessary to effectuate the provisions of Section 10.1(b)(iv) (Reporting; Miscellaneous)), within thirty calendar days of the execution thereof.
10.2. Indemnification.
(a) Survival. The representations and warranties of the parties contained in this Agreement shall survive the Effective Time for the periods set forth in this Section 10.2(a). All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of [**] after the Closing Date (or the immediately following business day if such day is not a business day); provided that (i) the Parent Fundamental Reps and Company Fundamental Reps shall survive indefinitely (provided, however, that with respect to the liability of the FCPI Holders under Section 10.2(b), the Company Fundamental Reps shall survive for a period of ten (10) years after the Closing Date and this shall result in the consequences set forth in Section 10.1(b)(iii)(C)), (ii) the representations and warranties contained in Section 6.1(r) (Product and Clinical Trial Disclosures) shall terminate on [**]; and (iii) the representations and warranties contained in Sections 6.1(n) (Taxes) and the agreements of the Company and Parent contained in Section 7.10 (Tax Matters) shall terminate on the date that is six months after the expiration of all statutes of limitations governing the respective matters set forth therein. This Article X and the agreements of the parties contained in Article IV, Article V, Article XI, and Article XII and Sections 7.4 (Publicity; Confidentiality), 7.7 (Employee Benefits), 7.8 (Expenses), 7.9 (Indemnification; Directors’ and Officers’ Insurance), 7.10 (Tax Matters) and 7.18 (Further Assurances) (and any related definitional provisions set forth in Article I) shall survive the Closing. Any claim for any breach of any covenants or other obligations prior to the Closing shall survive the Closing. The Confidentiality Agreement and the Exclusivity Agreement shall not survive the Closing, except with respect to any prior breaches thereof.
(b) Indemnification by Former Securityholders and MIP Participants.
(i) In addition, and without limitation, to the matters set forth in Sections 7.10 and 12.10, from and after the Closing, each Parent Indemnified Party shall be indemnified, reimbursed and held harmless, without duplication of Losses, by the Former Securityholders and MIP Participants, by means of, at Parent’s sole option, deductions from the Total Escrowed Cash and/or adjustments of the Contingent Payments (pursuant to Section 10.1(b)(iii) and Article XI of this Agreement and as set forth below), and subject to the provisions of this Section 10.2, from and against any and all Losses asserted against, suffered, sustained, accrued or incurred by such Parent Indemnified Party or by UK Sub in connection with, arising out of or resulting from:

(A) any breach or inaccuracy of any representation or warranty of the Company contained in this Agreement;
(B) any failure to perform any covenant or obligation of the Company, UK Sub, any of its other Subsidiaries or the Stockholders’ Agent contained in this Agreement; and
(C) any errors, misstatements or inaccuracies contained in, or omissions from, the Consideration Allocation Schedule (as delivered according to Section 7.16 or updated at any time thereafter) or in respect of any payments made by Parent or the Stockholders’ Agent pursuant thereto;
(D) any other breach, act or non-performance by or on behalf of the Stockholders’ Agent or the Milestones and Indemnity Escrow Payout Agent (including, without limitation, in connection with Section 10.3(d) hereof) or breach of the applicable confidentiality restrictions by the Auditor, including, without limitation, the failure of the Stockholders’ Agent, the Milestones and Indemnity Escrow Payout Agent or any other Person acting on their behalf or at their direction to correctly distribute any monies received by it hereunder on behalf of the Former Securityholders, make all appropriate withholdings, including in respect of Taxes, Transaction Taxes, Transfer Taxes and other amounts, under applicable Law and/or comply with Section 10.3(d) or any other provision hereof;
(E) issuance of the Merger Loan Notes; and
(F) any United Kingdom employer national insurance contributions payable by UK Sub on or in respect of the Company Option Closing Payments or any Contingent Payment.
(ii) Notwithstanding anything herein to the contrary, the aggregate amount that may be recovered by Parent by means of adjustments of the Contingent Payments in respect of any Losses in respect of Section 10.2(b)(i)(A) (other than those that relate to Section 6.1(a) (Organization, Good Standing and Qualification), 6.1(b) (Capital Structure), 6.1(c) (Corporate Authority and Approval) and 6.1(d)(ii) (No Violations), which shall be subject to offset against 100% of the Contingent Payments), shall not exceed $[**] (without limitation to its access to the Total Escrowed Cash hereunder).
(iii) Notwithstanding anything herein to the contrary, the Former Securityholders and MIP Participants shall not be liable to any Parent Indemnified Party for any Losses in respect of Section 10.2(b)(i)(A) (other than those that relate to Company Fundamental Reps) unless such Losses exceed an amount equal to $[**] in the aggregate (the “Basket Amount”); it being understood that, when such Losses exceed the Basket Amount, the Former Securityholders and

MIP Participants shall be liable to the Parent Indemnified Party(ies) only for such Losses as are in excess of the Basket Amount.
(iv) For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Former Securityholders and MIP Participants shall not be liable to the Parent Indemnified Party(ies) if any Tax attributes of the Company (including, but not limited to, net operating loss carryovers, capital loss carryovers, adjusted basis or credits) are not available to the Surviving Corporation, Parent or any Affiliate of Parent for any taxable period or portion thereof ending after the Closing Date.
(c) Indemnification by Parent.
(i) From and after the Closing, each Former Securityholder shall be indemnified, reimbursed and held harmless, by Parent, subject to the provisions of this Section 10.2, from and against any and all Losses asserted against, suffered, sustained, accrued or incurred by such Former Securityholder in connection with, arising out of or resulting from (A) any breach or inaccuracy of any representation or warranty made by Parent in or pursuant to this Agreement or (B) any failure to perform any covenant or obligation made by Parent or Merger Sub in or pursuant to this Agreement.
(ii) Notwithstanding anything herein to the contrary, (A) Parent shall not be liable to any Company Indemnified Party for any Losses in respect of Section 10.2(c)(i)(A) (other than those that relate to Parent Fundamental Reps) unless such Losses exceed an amount equal to the Basket Amount in the aggregate; it being understood that when such Losses exceed the Basket Amount, Parent shall only be liable to the Company Indemnified Party for such Losses as are in excess of the Basket Amount, and (B) Parent shall only be liable for Losses in respect of Section 10.2(c)(i)(A) up to, in the aggregate, $[**]; provided, that, solely with respect to any breach by Parent of its payment obligations hereunder, Parent shall only be liable for Losses relating to such breach up to the amount of its respective relevant payment obligation that was breached and, in any event, the aggregate liability of Parent for all breaches by Parent of its payment obligations hereunder, any other breach of this Agreement or otherwise under, in connection with, arising out of, resulting from or in any way related to this Agreement, any Ancillary Agreement and the Transactions, shall not exceed (x) the amount of the Merger Consideration plus the MIP Gross Payout, minus (y) the amounts of (A) the Aggregate Closing Merger Payment not yet due and payable or already paid by Parent or transmitted to the Paying Agent, the Escrow Agent or such agent engaged by Parent pursuant to Section 4.3(b), (B) any Contingent Payment not yet due and payable or already paid by Parent or transmitted to the Stockholders’ Agent, the Milestones and Indemnity Escrow Payout Agent or such agent engaged by Parent pursuant to Section 4.3(b), (C) any distributions from the Total

Escrowed Cash not yet due and payable or already transmitted to the Stockholders’ Agent or to which the Stockholders’ Agent has an entitlement to under Article XI and the Escrow Agreement, (D) any Post-Closing Adjustment Amounts not yet due and payable or already paid by Parent pursuant to Section 5.2(e), (E) any payment under the MIP not yet due and payable or already paid by Parent or the Surviving Corporation and (F) any other amounts paid by Parent or any of its Affiliates pursuant to this Section 10.2(c) or otherwise under, in connection with, arising out of, resulting from or in any way related to this Agreement, any Ancillary Agreement and the Transactions.
(d) Notice of Claims. A claim notified in accordance with this Article X is unenforceable against Parent or the Former Securityholders or MIP Participants on or after the expiration of the applicable time limit for notifying such a claim under this Article X.
(e) Third Party Claims. Except to the extent inconsistent with the provisions of Section 7.10, in which case such provisions of Section 7.10 shall apply with respect to Taxes:
(i) In the event that any written claim or demand for which an indemnifying party would have Liability to any party entitled to indemnification under Section 10.2(b) or (c), giving effect to all limitations contained in such sections, (an “Indemnified Party”), is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than thirty (30) days following such Indemnified Party’s receipt of a Third Party Claim, notify the Stockholders’ Agent (if such Indemnified Party is a Parent Indemnified Party) or Parent and the Stockholders’ Agent (if such Indemnified Party is a Company Indemnified Party) (the party receiving such notice, the “Indemnifying Party”; it being understood, in the case of any claim by a Parent Indemnified Party, that the Stockholders’ Agent is authorized pursuant to Section 10.3 to act in its capacity as Stockholders’ Agent hereunder but that the Former Securityholders and MIP Participants, and not the Stockholders’ Agent, are the only Persons with any Liability to the Parent Indemnified Parties under this Agreement) and, to the extent required under Section 11.2(a), notify Escrow Agent in writing of such Third Party Claim, the amount or the estimated amount of Losses sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Party under this Agreement only to the extent that such failure has a material and actual prejudicial effect on the amount of Losses or on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have thirty (30) calendar days (or such lesser number of days as set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim.
(ii) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense; provided, the Indemnified Party may retain separate co-counsel at its sole cost and expense to participate in such defense; provided, further, that the Indemnifying Party shall not be entitled to assume control of such defense if (A) based on the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with such Third Party Claim and/or conduct of claim by the Indemnifying Party would comprise any legal privilege or similar doctrine with respect to the Indemnified Party of any of its Affiliates, (B) the claim for indemnification relates to or arises in connection with any criminal or regulatory proceeding, action, indictment, allegation or investigation, (C) the claim seeks an injunction or equitable relief against the Indemnified Party (or against the Company or any Company Subsidiary, if the Indemnified Party is a Parent Indemnified Party), (D) the Indemnified Party shall have reasonably concluded that there may be defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, (E) the Parent Indemnified Party shall have reasonably concluded in good faith that the relevant Third Party Claim relates to the matters that could materially and adversely affect the commercial potential of OncoVEXGM-CSF or any Company product, including any regulatory matters relating thereto, and/or (F) the Third Party Claim exceeds the balance of the Indemnifying Party’s indemnity obligations hereunder or exceeds the sum of (1) balance of the Total Escrowed Cash available and remaining and (2) any pending and payable Contingent Payment which is not subject to a Contingent Payments Adjustment Reserve; it being understood that in the event of clause (A) to (F) in the proviso, if the defense is controlled by the Indemnified Party, the Indemnifying Party shall pay the fees and expenses of counsel retained by the Indemnified Party. If the Indemnifying Party has the right and does elect to defend any Third Party Claim, the Indemnifying Party shall conduct the defense of such Third Party Claim with reasonable diligence and promptly inform the Indemnified Party of the status of the claim, including all settlement negotiations, and all material developments with respect to such Third Party Claim, and the Indemnified Party shall be entitled to participate in any discussions relating to the litigation strategy implemented with respect to the defense of such Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the

Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would not include an unconditional release of the Indemnified Party and would (w) exceed the balance of the Indemnifying Party’s indemnity obligations hereunder or exceed the sum of (1) the balance of the Total Escrowed Cash available and remaining and (2) any pending and payable Contingent Payment which is not subject to a Contingent Payments Adjustment Reserve, (x) result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (y) result in a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, or (z) impose ongoing obligations on the Indemnified Party following the date of such settlement or compromise.
(iii) If the Indemnifying Party (x) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, or (y) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(iv) Subject to Section 10.2(e)(v) below, the Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the reasonable costs and expenses of the Indemnified Party relating thereto shall constitute Losses.
(v) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production or other disclosure of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.
(f) Disregarding Certain Qualifications. For purposes of determining whether a breach of a representation, warranty, covenant or agreement hereunder has occurred or calculating the amount of Losses otherwise indemnifiable hereunder, any materiality, Company Material Adverse Effect, Parent Material Adverse Effect or similar qualifications in such representation, warranty, covenant or agreement shall be disregarded.
(g) Characterization for Tax Purposes. All payments (i) made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 10.2(b) or 10.2(c), (ii) made pursuant to Section 7.10 and (iii) any Post-Closing Adjustment Amount pursuant to Section 5.2(e), shall be treated for Tax purposes as adjustments to the consideration payable to the Former Securityholders in the Merger or the MIP Participants, as applicable.
(h) Sole Remedy. Following the Closing, the indemnification rights provided in this Agreement shall constitute the sole and exclusive remedy and the sole basis for and means of recourse among Parent, the Company, Merger Sub, the Stockholders’ Agent and the Former Securityholders and all of their respective Affiliates and Representatives with respect to any Losses of any kind or nature (other than the Losses caused by fraud and intentional breach arising out of or in connection with any breach or alleged breach of any representation, warranty or covenants contained in this Agreement (except with respect to claims for equitable relief with respect to breaches of any covenant or obligation in this Agreement). Notwithstanding the forgoing, nothing in this Section 10.2(h) shall limit any claims by Parent or its Subsidiaries or Affiliates against the Stockholders’ Agent in connection with the execution of its duties or any claim by Parent or its Subsidiaries or Affiliates with respect to the Support Agreements, the New Employment Agreements, the letters of transmittal, the option cancellation agreements and any documents delivered pursuant to any of the foregoing.
(i) Recovery by Parent. Other than the Losses caused by fraud and intentional breach, except as set forth in Article V (but, for the avoidance of doubt, without duplication), all claims of Parent Indemnified Parties (including the Company and the Subsidiaries of the Company following the Closing) under, in connection with, arising out of, resulting from or in any way related to this Agreement, the Escrow Agreement (except as otherwise expressly set forth therein) and the Transactions shall be satisfied solely and exclusively out of (a) the Total Escrowed Cash and (b) the adjustments of the Contingent Payments (pursuant to Section 10.1(b)(iii) of this Agreement) at the sole election and discretion of the Parent Indemnified Parties, in each case to the extent any is available, and in accordance with, and to the extent permitted by Article X, as qualified by the other provisions of this Agreement and the Escrow Agreement. Notwithstanding the forgoing, nothing in this Section 8.2(i) shall limit any claims by Parent or its Subsidiaries or Affiliates against the Stockholders’ Agent in connection with the execution of its duties or any claim by Parent or its Subsidiaries or Affiliates with respect to the Support Agreements, the New Employment Agreements, the letters of transmittal, the option cancellation agreements and any documents delivered pursuant to any of the foregoing.

(j) No Circular Recovery, Etc. The Stockholders’ Agent hereby agrees that it will not, and no Former Securityholder shall, make any claim for indemnification with respect to any D&O Indemnified Liability against Parent, the Surviving Corporation or any of their respective Subsidiaries by reason of the fact that such Former Securityholder was a controlling person, director, officer, shareholder, employee agent or other Representative of the Company or any of its Subsidiaries or was serving as such for another Person at the request of the Company or any of its Subsidiaries (whether such claim is pursuant to any statute, organizational document, contractual obligation or otherwise) with respect to, or as a result of, any claim brought by a Parent Indemnified Party in accordance with this Agreement. The Stockholders’ Agent, on behalf of itself and each such Former Securityholder and MIP Participant, expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against Parent or the Surviving Corporation or any of their respective Subsidiaries with respect to any amounts owed by such Person pursuant to this Article X.
10.3. Stockholders’ Agent.
(a) By virtue of the approval of this Agreement by the Company’s stockholders, and without further action of any Company stockholder, by virtue of the execution of the applicable instrument provided for in Sections 4.3 and 4.4 of this Agreement by the former holders of Company Warrants and Company Options, and by virtue of the acceptance of payment under the MIP by the MIP Participants, each MIP Participant, each Former Securityholder and each MIP Participant shall be deemed to have irrevocably constituted and appointed, or shall irrevocably constitute and appoint, as the case may be, the Stockholders’ Agent (and by execution of this Agreement, the Stockholders’ Agent hereby accepts such appointment) as agent and attorney-in-fact for and on behalf of the Former Securityholders and MIP Participants, with full power of substitution, to act in the name, place and stead of each Former Securityholder and MIP Participant with respect to this Article X, Article III, Article IV, Article V, Article VI, Article XI and Article XII and the taking by the Stockholders’ Agent of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders’ Agent under this Agreement, including, without limitation, the exercise of the power to: (i) give and receive notices and communications under this Article X, Article V, Article VI and Article XI; (ii) object to claims for indemnification and other Parent Claims made by Parent under this Article X; (iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification and other Parent Claims made by Parent under this Article X; (iv) modify or amend this Agreement under Article XII or the Escrow Agreement pursuant to terms thereof; (v) engage the Milestones and Indemnity Escrow Payout Agent in accordance with this Agreement; (vi) determine any modifications to the Consideration Allocation Schedule to reflect any adjustments to the Indemnity Escrow Account or any Contingent Payment distribution and/or otherwise act pursuant to Section 10.3(d); (vii) accept, on behalf of the Former Securityholders, all payments with respect to the distributions from the Indemnity Escrowed Cash and/or the Contingent Payments and

distribute (or cause to be distributed) the same to the Former Securityholders in accordance with this Agreement; (viii) accept, on behalf of the MIP Participants, all payments with respect to the distributions from the MIP Escrowed Cash and distribute (or cause to be distributed) the same to each MIP Participant pro rata to such MIP Participant’s Percentage Interest (as defined in the MIP and set out in Schedule A thereto); (ix) receive a deposit in the amount of $[**], to be provided by the Company at the Effective Time, to hold such funds (the “Stockholders’ Agent’s Fund”) in a separate account solely within the Stockholders’ Agent’s control and which need not be interest bearing, to deduct from the Stockholders’ Agent’s Fund the amount of $[**] per year as a fee for serving as Stockholders’ Agent, to use the amounts in the Stockholders’ Agent’s Fund in furtherance of its duties as Stockholders’ Agent as it may determine in its good faith discretion and to retain as an additional fee any amounts remaining in the Stockholders’ Agent’s Fund following the conclusion of its services as Stockholders’ Agent hereunder; (x) take all actions and perform all duties required to be taken or performed by it pursuant to any Merger Loan Notes (including the conditions thereof) and (xi) take all actions necessary or appropriate in the good faith judgment of the Stockholders’ Agent for the accomplishment of the foregoing. The power of attorney granted in this Section 10.3 by each Former Securityholder and MIP Participant to the Stockholders’ Agent is coupled with an interest and is irrevocable, may be delegated by the Stockholders’ Agent and shall survive the death or incapacity of any Former Securityholder or MIP Participant. The identity of the Stockholders’ Agent and the terms of the agency may be changed, and a successor Stockholders’ Agent may be appointed, from time to time (including in the event of the death, disability or other incapacity of the Stockholders’ Agent) by the Former Securityholders whose aggregate portion of the Pro Rata Portion exceeds 50% of those Former Securityholders who elect to vote with respect to any such change of Stockholders’ Agent, and any such successor shall succeed the Stockholders’ Agent as Stockholders’ Agent hereunder. No bond shall be required of the Stockholders’ Agent.
(b) Without limitation, for the avoidance of doubt, to Parent’s right to indemnification under Section 10.2 of this Agreement, the Stockholders’ Agent shall not be liable to the Former Securityholders or MIP Participants for any Loss incurred without fraud, gross negligence or willful misconduct by the Stockholders’ Agent while acting in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of his duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith). It shall be a condition of each Former Securityholder’s or MIP Participant’s right to receive any payment or benefit hereunder that such Person execute a document in which such Person shall indemnify and defend the Stockholders’ Agent and hold the Stockholders’ Agent harmless against such Former Securityholder’s or MIP Participant’s portion (pro rata to such MIP Participant’s Percentage Interest (as defined in the MIP and set out in Schedule A thereto) in the MIP Escrowed Cash) of any Loss incurred without fraud, gross negligence or willful misconduct by the Stockholders’ Agent and arising out of or in connection with the acceptance, performance or administration of the Stockholders’ Agent’s duties under this Agreement. Any Loss incurred by or reasonably expected to be incurred by the Stockholders’ Agent in connection with the acceptance, performance and administration of its duties as the Stockholders’ Agent pursuant to this Agreement (including the hiring of legal counsel, accountants or auditors and other advisors pursuant to the terms of this Agreement but excluding any of the foregoing arising out of the Stockholders’ Agent’s fraud, gross negligence or willful misconduct) (“Stockholders’ Agent’s Costs”), shall be paid as follows: (i) first by recourse to the Stockholders’ Agent’s Fund, (ii) then by recourse to any Contingent Payments as set forth in Section 10.1(b)(iii), and (iii) if such amounts are insufficient to pay such Stockholders’ Agent’s Costs, directly to the Former Securityholders, in proportion to the payments received by such Persons under Section 10.1 of this Agreement (provided that any such payments shall not affect, for the avoidance of doubt, Parent’s right to indemnification under Section 10.2 of this Agreement).
(c) Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent and their respective Affiliates or Representatives shall have no Liability to any of the Former Securityholders or MIP Participants or otherwise arising out of the acts or omissions of the Stockholders’ Agent or any disputes among the Former Securityholders and MIP Participants or between the Former Securityholders and MIP Participants, on the one hand, and the Stockholders’ Agent, on the other hand. Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent and their respective Affiliates or Representatives may rely entirely on their dealings with, and notices to and from, the Stockholders’ Agent to satisfy any obligations they might have under this Agreement or otherwise to the Former Securityholders or MIP Participants.
(d) Prior to making a distribution, or authorizing the Milestones and Indemnity Escrow Payout Agent or any other Person to make a distribution, to the Former Securityholders or MIP Participants with respect to any amounts received by or on behalf of the Stockholders’ Agent on behalf of the Former Securityholders or MIP Participants hereunder (including any Contingent Payments and distributions from the Indemnity Escrowed Cash or MIP Escrowed Cash, as the case may be), the Stockholders’ Agent shall deliver to Parent a true, correct and complete update of the Consideration Allocation Schedule with respect to such actual payment not less than five (5) business days prior to the proposed date for the distribution thereof to the Former Securityholders or MIP Participants, certified by an authorized offer of the Stockholders’ Agent that it is true, complete and correct, and complies with this Agreement, in all respects, and was prepared in good faith. Parent shall have the right to comment during the following five (5) business day period on any part of such updated Consideration Allocation Schedule, and the Stockholders’ Agent shall consider Parent’s comments thereon in good faith.
10.4. Actions of the Stockholders’ Agent. From and after the Effective Time, a decision, act, consent or instruction of the Stockholders’ Agent pursuant to Article III, Article IV, Article V, Article VI, Article X, Article XI or Article XII of this

Agreement shall constitute a decision of all Former Securityholders and MIP Participants and shall be final, binding and conclusive upon each Former Securityholder, MIP Participant; and Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent and their respective Affiliates or Representatives may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each Former Securityholder and MIP Participant. Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent and their respective Affiliates or Representatives are hereby relieved from any Liability to any Person for any acts done or omitted by the Stockholders’ Agent and any acts done or omitted by Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent or their respective Affiliates or Representatives in accordance with any such decision, act, consent or instruction, or omission on the part, of the Stockholders’ Agent or the Milestones and Indemnity Escrow Payout Agent. After the Effective Time, Parent, the Surviving Corporation, the Escrow Agent, the Paying Agent and their respective Affiliates or Representatives shall only communicate and deal with the Stockholders’ Agent for any matter related to the Former Securityholders or MIP Participants.
ARTICLE XI
Adjustments to Total Escrowed Cash
and Contingent Payments in Case of Claims
11.1. Deposit and Administration of Escrowed Cash. In accordance with the terms and subject to the conditions set forth in this Agreement and in the Escrow Agreement, Escrow Agent shall accept the deposit of the Total Escrowed Cash into the Indemnity Escrow Account and shall administer the Indemnity Escrow Account until the later of (a) the final determination of the Post-Closing Adjustment Amount and the distribution of funds in accordance with 5.2(e) of this Agreement and (b) the twelve (12) month anniversary of the Closing or such later date upon which the Total Escrowed Cash subject to a Reserve is released pursuant to Section 11.4 or 11.5, as the case may be (or the immediately following business day if such day is not a business day), or such earlier date as the parties may mutually agree (such date, the “Final Release Date”).
11.2. Making and Receipt of Parent Indemnity Claims.
(a) If Parent believes, in good faith, that it is entitled to indemnification for Losses, Taxes and/or Transfer Taxes under Sections 7.10, 10.2(b) and/or 12.10, as the case may be (in any such case, a “Parent Indemnity Claim”), then Parent may: (i) comply with the notification requirements and other provisions set forth in Section 7.10 and Article X and elsewhere in this Agreement, as the case may be; and (ii) provide written notice (a “Parent Indemnity Claim Notice”) to the Stockholders’ Agent of the U.S. dollar amount of such Parent Indemnity Claim (the “Parent Indemnity Claim Amount”), describing in reasonable detail the basis upon which Parent asserts that such Parent Indemnity Claim is required to be satisfied through a release and distribution of all or a portion of the Total Escrowed Cash and/or an adjustment to the Contingent

Payments, including all supporting documentation which may be reasonably necessary to determine the basis for such Parent Indemnity Claim and the Parent Indemnity Claim Amount, including all supporting documentation which may be reasonably necessary to determine the basis for such Parent Indemnity Claim and the Parent Indemnity Claim Amount and such other documentation as is reasonably requested by the Stockholders’ Agent in connection therewith (collectively, the “Parent Indemnity Claim Basis”).
(b) Upon receipt of a copy of the Parent Indemnity Claim Notice from Parent, Escrow Agent shall set aside and hold as a reserve to cover such Parent Indemnity Claim such amount of Total Escrowed Cash equal to the Parent Indemnity Claim Amount set forth in the Parent Indemnity Claim Notice (a “Reserve”), until there is a final resolution of such Parent Indemnity Claim. If the amount of Parent Indemnity Claim exceeds the remaining Indemnity Escrowed Cash not subject to a Reserve (if any) or if there is no Reserve and/or Indemnity Escrowed Cash available or remaining, then such excess or entire amount, as applicable, shall constitute a claim against any pending or future Contingent Payments in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii) (a “Contingent Payments Adjustment Reserve”).
11.3. Claim Investigation Period and Disputes. Following receipt by the Stockholders’ Agent of a proper Parent Indemnity Claim Notice, the Stockholders’ Agent shall have no less than thirty (30) calendar days (the “Claim Investigation Period”) to make an investigation of the Parent Indemnity Claim. At any time prior to the expiration of the Claim Investigation Period, the Stockholders’ Agent may dispute in good faith the Parent Indemnity Claim, the Parent Indemnity Claim Basis and/or all or any part of the Parent Indemnity Claim Amount specified in such Parent Indemnity Claim Notice (a “Dispute”) by written notice to Parent on or prior to the expiration of the Claim Investigation Period (a “Dispute Notice”). The Dispute Notice shall: (a) specify, in reasonable detail, the factual grounds for the Dispute; (b) specify the amount of the Parent Indemnity Claim that the Stockholders’ Agent disputes (the “Disputed Amount”); (c) specify the amount, if any, which the Stockholders’ Agent does not dispute (the “Undisputed Amount”), if any; and (d) include all supporting documentation which may be reasonably necessary to determine the basis for such Dispute and Disputed Amount and such other documentation as is reasonably requested by Parent and its Representatives in connection therewith.
11.4. Payment of Undisputed and Settled Claims.
(a) If Parent receives, within the Claim Investigation Period, from the Stockholders’ Agent a Dispute Notice setting forth a Dispute then, to the extent applicable, Escrow Agent shall release and distribute to Parent, in accordance with this Article XI and the Escrow Agreement, no later than ten (10) business days after the date of the Dispute Notice, all Undisputed Amounts set forth therein and, upon payment thereof, the relevant portion of the Reserve, Parent Indemnity Claim and Dispute shall be deemed to have been satisfied and discharged in full. If the Undisputed Amounts exceed the amount of the related Reserve (or if there is no Reserve or Indemnity Escrowed Cash available or remaining), then any excess or such entire amount, as applicable, shall be released from the Contingent Payments Adjustment Reserve (a “Contingent Payments Undisputed Adjustment”) and become immediately subject to adjustment against any pending or future Contingent Payment in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii).
(b) If Parent and the Stockholders’ Agent agree, prior to or on the date of the expiration of the Claim Investigation Period, as to the validity and amount of all or a portion of any Disputed Amount, they shall promptly give Escrow Agent joint notice, in writing and signed by Parent and the Stockholders’ Agent (such notice, the “Joint Escrow Notice”), to apply a specified portion of the Total Escrowed Cash in settlement of such Parent Indemnity Claim or any portion thereof (an “Indemnity Settlement”), and such writing shall contain instructions from Parent, as to the delivery of such portion of the Total Escrowed Cash necessary to pay the Indemnity Settlement amount and, upon payment thereof, the relevant portion of the Reserve, Parent Indemnity Claim and all or the relevant portion of the Disputed Amount shall be deemed to have been satisfied and discharged in full; provided that, for the avoidance of doubt, in connection with any Indemnity Settlement, the Stockholders’ Agent can also deliver a Dispute Notice in connection with any portion of such Parent Indemnity Claim or Parent Indemnity Claim Basis not so settled. If the Indemnity Settlement exceeds the amount of the related Reserve (or if there is no Reserve or Indemnity Escrowed Cash available or remaining), then any excess or such entire amount, as applicable, shall be released from the Contingent Payments Adjustment Reserve (a “Contingent Payments Settled Adjustment”) and become immediately subject to adjustment against any pending or future Contingent Payment in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii).
(c) If Escrow Agent does not receive from the Stockholders’ Agent a Dispute Notice on or prior to the expiration of the Claim Investigation Period, then Escrow Agent shall release and distribute to Parent, in accordance with this Article XI and the Escrow Agreement, no later than ten (10) business days after the end of the Claim Investigation Period, such amount of Total Escrowed Cash equal to the Parent Indemnity Claim Amount and, upon payment thereof, the relevant Reserve, Parent Indemnity Claim and Dispute shall be deemed to have been satisfied and discharged in full. If the Parent Indemnity Claim Amount exceeds the amount of available Reserve (or if there is no Reserve or Indemnity Escrowed Cash available or remaining), then any excess or such entire amount, as applicable, shall be released from the Contingent Payment Adjustment Reserve (a “Contingent Payments Adjustment In the Event of Failure to Dispute”) and become immediately subject to adjustment against any pending or future Contingent Payment in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii).
11.5. Payment of Disputed Claims Not Settled by Parent and the Stockholders’ Agent.

(a) Parent and the Stockholders’ Agent agree to negotiate in good faith, for a period of sixty (60) calendar days following the date of any Dispute Notice, to resolve the Dispute in its entirety (the “Dispute Negotiation Period”). If Parent and the Stockholders’ Agent agree, prior to or on the date of the expiration of the Dispute Negotiation Period, as to the validity and amount of all or a portion of any Parent Indemnity Claim, they shall promptly give Escrow Agent a Joint Escrow Notice to apply a specified portion of the Total Escrowed Cash in resolution of such Dispute (the “Negotiated Resolution”), and such writing shall contain instructions from Parent, as to the delivery of such portion of the Total Escrowed Cash necessary to pay the Negotiated Resolution amount and, upon payment thereof, the relevant Reserve, Parent Indemnity Claim and Dispute shall be deemed to have been satisfied and discharged in full. Such payment will be made to Parent, in accordance with this Article XI and the Escrow Agreement, no later than ten (10) business days after receipt of such notice by Escrow Agent. If the amount of the Negotiated Resolution exceeds the amount of available Reserve (or if there is no Reserve or Indemnity Escrowed Cash available or remaining), then any excess or such entire amount, as applicable, shall be released from the Contingent Payment Adjustment Reserve (a “Contingent Payments Negotiated Resolution Adjustment”) and become immediately subject to adjustment against any pending or future Contingent Payment in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii). The parties shall cooperate with each other during the Dispute Negotiation Period and provide reasonable access to relevant books, records and personnel in accordance with reasonable confidentiality undertakings to be agreed upon by the parties prior to any such access.
(b) Following the expiration of the Dispute Negotiation Period, if no Negotiated Resolution has been reached by Parent and the Stockholders’ Agent with respect to the Dispute in its entirety, either Parent or the Stockholders’ Agent may bring an action to resolve such Dispute in any court of competent jurisdiction pursuant to the terms of this Agreement. The party which does not prevail in any such action shall bear all legal costs and expenses (including fees and disbursements of outside counsel, experts and other consultants) of the winning party out of the Total Escrowed Cash and/or the Contingent Payments (any such amount payable out of Contingent Payments, the “Contingent Payments Dispute Costs Adjustment”).
(c) Upon receipt by Escrow Agent of a court order or judgment by a court of competent jurisdiction resolving a Dispute in favor of Parent, which order or judgment has become a final order from which no appeal has been or can be had (a “Final Judgment”), Escrow Agent shall promptly deliver to Parent any payment so awarded out of any remaining amounts of the Total Escrowed Cash, if any, in accordance with the Final Judgment or, if unspecified therein, as specified in a written notice by Parent to Escrow Agent, attaching a copy of the Final Judgment. Such payment will be made no later than ten (10) business days after receipt of such notice by Escrow Agent. If the amount of the Final Judgment exceeds the amount of available Reserve (or if there is no Reserve or Indemnity Escrowed Cash available or remaining), then any excess or such entire amount, as applicable, shall be released from the Contingent Payment Adjustment Reserve (a “Contingent Payments Final Judgment Adjustment”) and become immediately subject to adjustment against any pending or future Contingent Payment in accordance with Section 10.1(b) and subject to Section 10.2(b)(ii).
(d) If Parent and the Stockholders’ Agent agree to a resolution of any Dispute following the commencement of any action, but prior to a Final Judgment, Parent and the Stockholders’ Agent shall, by Joint Escrow Notice, direct Escrow Agent to make delivery from the Total Escrowed Cash of the amount dictated by such agreement between Parent on the one hand and the Stockholders’ Agent on the other hand, and upon payment thereof, the relevant Reserve, Parent Indemnity Claim and Dispute shall be deemed to have been satisfied and discharged in full. Such payment will be made no later than ten (10) business days after receipt of such notice by Escrow Agent.
11.6. Final Release of Total Escrowed Cash.
(a) No later than ten (10) business days after the [**] month anniversary of the Closing (or the immediately following business day if such day is not a business day), Escrow Agent shall release and distribute to the Milestones and Indemnity Escrow Payout Agent all Total Escrowed Cash not previously released and distributed to Parent, less any Total Escrowed Cash subject to a Reserve. Notwithstanding the foregoing, at Parent’s election pursuant to Section 4.3(b), Escrow Agent shall release to Parent or such agent designated by Parent the portion of the Total Escrowed Cash attributable to the Former Optionholders pursuant to the updated Consideration Allocation Schedule delivered pursuant to Section 10.3(d). Following the [**] month anniversary of the Closing, upon resolution of any Dispute, the Total Escrowed Cash subject to a related Reserve shall be released and distributed in accordance with such resolution as set forth in a Joint Escrow Notice or Final Judgment, together with any interest, earnings and other distributions or gains on the Total Escrowed Cash and proceeds of any investment or reinvestment in respect of the Total Escrowed Cash thereon not previously released to the Stockholders’ Agent. Such payment will be made no later than ten (10) business days after receipt of such notice by Escrow Agent.
(b) Promptly following the payment of the amounts referred to in the prior paragraph (a) to the Milestones and Indemnity Escrow Payout Agent, Parent and/or such agent designated by Parent, as the case may be, (i) in the case of payments to the Milestones and Indemnity Escrow Payout Agent, the Stockholders’ Agent shall direct the Milestones and Indemnity Escrow Payout Agent to pay to each applicable Former Securityholder and MIP Participant, by wire transfer of immediately available funds (or by check, as reasonably directed by such Person), such Person’s portion thereof pursuant to the updated Consideration Allocation Schedule delivered to and agreed to by Parent pursuant to Section 10.3(d), and (ii) in the case of payments to Parent or such agent designated by Parent, Parent shall pay, or direct such agent to pay, to each applicable Former Optionholder such Former Optionholder’s portion thereof pursuant to the updated

Consideration Allocation Schedule. Irrespective of any of its actions pursuant to Section 10.3(d) hereof, except in the case of Former Optionholders for whom the payment of the amounts referred to in paragraph (a) has been released to Parent, Parent shall have no obligation to any Former Securityholder or MIP Participant in respect of such Person’s portion of such amounts. Upon the foregoing payment of the Total Escrowed Cash to the Milestones and Indemnity Escrow Payout Agent, as directed by the Stockholders’ Agent, for the benefit of the Former Securityholders and MIP Participants, or to such agent designated by Parent for the benefit of the Former Optionholders, as the case may be, all of the obligations of Parent and Escrow Agent with respect thereto shall be satisfied and discharged in full. Following such payment to the Milestones and Indemnity Escrow Payout Agent, each Former Securityholder and MIP Participant shall look only to the Stockholders’ Agent and the Milestones and Indemnity Escrow Payout Agent to receive such Person’s portion of any such amount, except in the case of Former Optionholders that receive such payment directly from Parent or such agent designated by Parent, who shall look to Parent or such agent to receive such Person’s portion of any such amount. The right of the Former Securityholders and MIP Participants to receive their respective portions of such amounts shall not be evidenced by any form of certificate or instrument. The right of any Former Securityholder and MIP Participants to receive respective portions of such amounts shall not be assignable or transferable except by will, the Laws of intestacy, other operation of Law, or a Permitted Disposition, or, if such Former Securityholder is a partnership or a limited liability company, to one or more partners or members of such Former Securityholder or to one or more Affiliates of such Former Securityholder (provided that written notice of such assignment and transfer shall be promptly delivered to each of Parent and the Stockholders’ Agent by transferor or assignor, which notice shall expressly set forth the transferor or assignor and the transferee or assignee, the securities, instruments or rights to which such transfer or assignment related and the effective date of such transfer and provided, further, that as a condition to such transfer or assignment, the parties to such transfer or assignment shall agree to provide to each of Parent and the Stockholders’ Agent, at their respective request, any additional evidence of the transfer or assignment that it may reasonably request) and neither Parent, the Surviving Corporation nor the Stockholders’ Agent shall give effect to any purported assignment or transfer made in contravention of this sentence.
(c) References to Parent in this Article XI shall refer to the applicable Parent Indemnified Party, as appropriate.
ARTICLE XII
Miscellaneous and General
12.1. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

12.2. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
12.3. No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A party shall not be deemed to have waived any claim available to it arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. Except as specifically set forth in this agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
12.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
12.5. Governing Law and Venue; Waiver of Jury Trial. (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement, or the transactions contemplated by this agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this section 12.5.
12.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:
If to the Company or UK Sub:
BioVex Group, Inc.
34 Commerce Way
Woburn, MA 01801
Attention: Chief Executive Officer
fax: [**]
with a copy to
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street,
Boston MA 02109
Attention: Timothy J. Corbett and Steven D. Singer
fax: [**]
If to Parent or Merger Sub:
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
Attention: General Counsel
fax: [**]
with a copy to
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Francis J. Aquila
fax: [**]
If to the Stockholders’ Agent:

Forbion 1 Management B.V.
c/o Forbion Capital Partners
Gooimeer 2-35
1411 DC Naarden, The Netherlands
Attention: Sander Slootweg
fax: [**]
with a copy to
Goodwin Procter
53 State Street
Boston, MA 02109
Attention: Michael Bison
fax: [**]
and
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston MA 02109
Attention: Timothy J. Corbett and Steven D. Singer
fax: [**]
or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.
12.7. Entire Agreement. This Agreement (including any exhibits hereto), the Ancillary Agreements, the Company Disclosure Letter, the Exclusivity Agreement and the Confidentiality Disclosure Agreement, dated September 23, 2010, and the related Request of Restricted Information, between Parent and the Company (collectively, the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
12.8. No Third Party Beneficiaries. Except as provided in Section 7.9 (Indemnification; Directors’ and Officers’ Insurance) and Section 10.2 (Indemnification) only (which rights in any event will only arise after the Effective Time), Parent, the Company and Merger Sub hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein.
12.9. Obligations of the Company. Whenever this Agreement requires a Subsidiary of the Company or UK Sub to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
12.10. Transfer Taxes. All Transfer Taxes incurred in connection with the Transactions shall be paid by the Former Securityholders when due, and the Former Securityholders will indemnify the Company and its Subsidiaries and, following the Closing, the Parent Indemnified Parties, against any Liabilities for any such Transfer Taxes (including by way of adjustment to the Contingent Payments and the Total Escrowed Cash in accordance with Article XI).
12.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
12.12. Interpretation; Construction. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Annex, such reference shall be to a Section of or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(a) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
12.13. Assignment. This Agreement shall inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns. Without the prior written consent of the parties hereto, no party may assign, delegate or otherwise transfer any rights or obligations pursuant to this Agreement, in whole or in part; provided that: (a) Parent may assign or transfer any of its rights or obligations hereunder to any Subsidiary or controlled Affiliate; and (b) for the avoidance of doubt, the foregoing shall not prohibit any direct or indirect change in control of Parent. Any assignment, delegation or other transfer of this Agreement in violation of this Section 12.13 shall be void ab initio.
[Remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BIOVEX GROUP, INC.
By:	/s/ Philip Astley-Sparke
	Name:	Philip Astley-Sparke
	Title:	Chief Executive Officer

BIOVEX LIMITED
By:	/s/ Philip Astley-Sparke
	Name:	Philip Astley-Sparke
	Title:	Chief Executive Officer
[Signature Page to the Agreement and Plan of Merger]

AMGEN INC.
By:	/s/ Kevin W. Sharer
	Name:	Kevin W. Sharer
	Title:	Chairman of the Board and Chief Executive Officer

ANDROMEDA ACQUISITION CORP.
By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary
[Signature Page to the Agreement and Plan of Merger]

FORBION 1 MANAGEMENT B.V. As Stockholders’ Agent
By:	/s/ H.A. Slootweg
	Name:	(Sander) H.A. Slootweg
	Title:	Director
[Signature Page to the Agreement and Plan of Merger]
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